Form 20-F
period 2002-06-30
CENTRAL MINERA CORP
filed 2002-11-29
CIK 927426

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For Fiscal Year Ended June 30, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Transition Period from _____________ to________________

                           COMMISSION FILE NO. 0-24570

                              CENTRAL MINERA CORP.
                    (FORMERLY, DELGRATIA MINING CORPORATION)
             (Exact name of registrant as specified in its charter)

                                  YUKON, CANADA
                 (Jurisdiction of incorporation or organization)

         1040-885 WEST GEORGIA STREET,
      VANCOUVER, BRITISH COLUMBIA, CANADA                          V6C 3E8
    (Address of principal executive offices)                      (Zip Code)

                                 (604) 687-6191
              (Registrant's telephone number, including area code)

        SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT: None

           SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
                          COMMON SHARES (NO PAR VALUE)
                                                        Title of Class

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of June 30, 2002, the Registrant had 21,760,068 common shares outstanding.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [X] Item 18 [ ]

(APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. [X]

================================================================================

                                TABLE OF CONTENTS

                                                                            Page
                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisers.................3
Item 2.  Offer Statistics and Expected Timetable...............................3
Item 3.  Key Information.......................................................3
Item 4.  Information on the Company............................................7
Item 5.  Operating and Financial Review and Prospects..........................9
Item 6.  Directors, Senior Management and Employees...........................12
Item 7.  Major Shareholders and Related Party Transactions....................15
Item 8.  Financial Information................................................17
Item 9.  The Offer and Listing................................................18
Item 10. Additional Information...............................................19
Item 11. Quantitative and Qualitative Disclosures about Market Risk...........23
Item 12. Description of Securities Other Than Equity Securities...............23


                                     PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies......................23
Item 14. Material Modifications to the Rights of Security Holders
         and Use of Proceeds..................................................23
Item 17. Financial Statements.................................................26
Item 18. Financial Statements.................................................41
Item 19. Exhibits.............................................................41
         Signatures...........................................................44
Certifications................................................................44

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable to Form 20-F filed as an Annual Report.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable to Form 20-F filed as an Annual Report.

ITEM 3.  KEY INFORMATION

A.  SELECTED FINANCIAL DATA.

         Central Minera Corp. (the "Company" or "Central Minera") has a limited history of operations and has not generated any operating revenues. The following table sets forth, for the periods and the dates indicated, selected financial and operating data for the Company. Certain prior years' amounts have been reclassified to conform to the presentation used for the years ended June 30, 2002 and 2001. This information should be read in conjunction with the Company's Financial Statements and Notes thereto and "Item 5 - Operating and Financial Review and Prospects" included elsewhere herein. The selected financial data provided below is not necessarily indicative of the future results of operations or financial performance of the Company. To date the Company has not paid any dividends on the Common Shares and it does not expect to pay dividends in the foreseeable future.

         The Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). These principles, as applied to the Company, differ in some respects from those generally accepted in the United States ("U.S. GAAP"). For a comparison of these differences between Canadian GAAP and U.S. GAAP, see Note 14 to the Financial Statements of the Company. All dollar amounts herein are expressed as US dollars unless otherwise indicated.

(In thousands of US dollars except per share amounts and weighted average common shares outstanding).


                                                  2002         2001        2000        1999         1998
                                                --------     -------     -------     --------     --------
Statements of Loss Data:
  Revenues                                      $     33     $    85     $    34     $    161     $    335
  Net loss - Canadian GAAP                          (202)       (850)     (1,114)     (11,112)      (1,740)
  Net income (loss) - US GAAP                       (202)       (850)       (459)      (7,342)       3,070
  Net loss per share - Canadian GAAP               (0.01)      (0.04)      (0.08)       (0.88)       (0.14)
  Net income (loss) per share - US GAAP            (0.01)      (0.04)      (0.03)       (0.58)        0.24
  Weighted average common shares outstanding      21,760      21,760      14,234       12,607       12,607
Statements of Cash Flows Data:
  Cash provided by (used in):
     Operating activities -                         (120)        133        (619)      (1,260)      (1,311)
     Financing activities -                           95         901         330          375           --
     Investing activities -                           --      (1,005)        (33)      (3,650)      (3,399)

Balance Sheet Data (end of period)
  Total Assets                                       196          73          64        1,322       11,841
  Net Asset                                          101          54           3          787       11,524
  Capital Stock - Canadian GAAP                   41,442      41,442      40,541       40,211       39,836
                - US GAAP                         41,463      41,463      40,562       40,887       44,283
  Long Term Obligations                          250,000          --          --           --           --


B.  CAPITALIZATION AND INDEBTEDNESS.

         Not applicable to Form 20-F filed as an annual report.

C.  REASONS FOR THE OFFER AND USE OF PROCEEDS.

         Not applicable to Form 20-F filed as an annual report.

D.  RISK FACTORS.

                           FORWARD LOOKING STATEMENTS

         This Report includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions of future events or performance ( often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates", or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved) are not statements of historical facts and may be "forward-looking statements". Forward-looking statements are based on expectations, estimates and projections at the time the statements are made and include, but are not limited to, the statements under "Item 5 - Operating and Financial Review and Prospects" and located elsewhere herein regarding industry prospects and the Company's financial position. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations are more fully disclosed herein. Important risks include the Company's lack of cash flow and resultant need for additional funding, the risks associated with resource exploration and development, the fact that there are no proven reserves on the Company's properties, risks associated with the property title, currency fluctuation, unstable metal prices, and various environment and political situations. All subsequent written and oral forward-looking statements attributed to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.

         THE COMPANY'S BUSINESS IS SUBJECT TO A NUMBER OF RISK FACTORS THAT ARE SET FORTH BELOW:

o THE COMPANY HAS NO HISTORY OF CASH FLOW FROM OPERATIONS AND MAY REQUIRE ADDITIONAL FUNDS TO CONDUCT FURTHER EXPLORATION ACTIVITIES.

         Currently the Company has an interest in only one property. The property has no known reserves and it appears very unlikely that it will advance to the commercial production stage. The Company has no history of earnings or cash flow from operations. Historically, the only source of funds available to the Company is through (i) the sale of its equity shares or (ii) borrowings. Even if the results of future exploration programs are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercial deposit exists on any of its properties. While the Company may generate additional working capital through the operation, development, sale or possible syndication of its properties, there is no assurance that any such funds will be available for operations.

         The development of any ore deposits, if found on the Company's property, depends upon the Company's ability to obtain financing through joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Company will be able to obtain the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in such properties, dilute its interests in the properties and/or reduce or terminate its operations.

o THE RESOURCE EXPLORATION BUSINESS IS EXTREMELY SPECULATIVE AND SUBJECT TO MANY FACTORS BEYOND THE COMPANY'S CONTROL WHICH MAY RESULT IN THE COMPANY NOT RECEIVING AN ADEQUATE RETURN ON INVESTMENT CAPITAL.

         Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. In addition, the marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

o THERE IS NO CERTAINTY THAT ANY EXPENDITURES MADE BY THE COMPANY IN THE EXPLORATION OF ITS PROPERTY WILL RESULT IN DISCOVERIES OF MINERALIZED MATERIAL IN COMMERCIAL QUANTITIES.

         Most exploration projects do not result in the discovery of commercial ore deposits and no assurance can be given that any particular level of recovery of gold from ore reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

o MINING OPERATIONS GENERALLY INVOLVE A HIGH DEGREE OF RISK AS TO WHICH THE COMPANY DOES NOT HAVE ANY INSURANCE.

         The business of gold mining is subject to a variety of risks such as cave-ins, flooding, environmental hazards, the discharge of toxic chemicals and other hazards. Such occurrences may delay production, increase production costs or result in liability. The payment of such liabilities may have a material, adverse effect on the Company's financial position. The Company does not have nor does it presently intend to obtain any insurance as to such hazards.

o CONFLICTS OF INTEREST MAY ARISE BECAUSE ONE OF THE COMPANY'S DIRECTORS IS ALSO A DIRECTOR OF OTHER MINERAL RESOURCE COMPANIES.

         Mr. Michael Cytrynbaum, one of the Company's directors, serves as a director of Mantle Minerals Inc. and Callinan Mines Limited, each of which is a resource exploration and/or development company. To the extent that such other companies may participate in ventures in which the Company may participate, Mr. Cytrynbaum may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In addition, conflicts of interest may arise from time to time, as a result of the Company engaging in transactions in which directors and officers of the Company may have an interest. PLEASE REFER TO "ITEM 7 - RELATED PARTY TRANSACTIONS."

         From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs. Permitting involvement in a greater number of programs reduces the financial exposure in respect of any one program. It is also possible that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In the event that a conflict of interest arises, a director who has such a conflict will abstain from voting for or against the approval any action by the Company with respect to the subject matter giving rise to the conflict of interest. In appropriate cases the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. Moreover, in accordance with the laws of the Yukon Territories, the directors of the Company are required to act honestly, in good faith and in the best interest of the Company. In determining whether the

Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest. As of the date hereof, the Company is not aware of the existence of any conflict of interest on the part of any director or officer as described herein.

o CURRENCY FLUCTUATIONS MAY HAVE AN ADVERSE EFFECT ON THE COMPANY'S FINANCIAL CONDITION.

         The Company maintains its accounts in United States dollars. The Company's operations in Canada and United States make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company's financial position and results. At the present time the Company does not engage in hedging activities.

o THE COMPANY FACES COMPETITION FROM LARGER COMPANIES THAT HAVE GREATER FINANCIAL AND OTHER RESOURCES THAN THE COMPANY.

         Significant competition exists for the limited number of gold acquisition opportunities available in the United States and Canada. As a result of this competition, some of which is from large established mining companies with substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive gold mining properties on terms it considers acceptable.

o THE COMPANY CURRENTLY HAS SHARES RESERVED FOR FUTURE ISSUANCE THAT WHEN ISSUED WILL CAUSE AN EQUITY DILUTION TO THE CURRENT STOCKHOLDERS.

         The Company has reserved, as of June 30, 2002, 2,165,000 shares of common stock for issuance upon the exercise of incentive stock options (please refer to Item 6.B Stock Option Plan); 3,000,000 shares for issuance upon conversion of its outstanding convertible debentures, and 6,000,340 shares for issuance upon exercise of outstanding warrants. Furthermore, the Company may enter into commitments in the future, which would require the issuance of additional Common Shares and may grant additional stock options and warrants. Issuance of additional shares would be subject to certain regulatory approvals and compliance with applicable securities legislation.


ITEM 4.  INFORMATION ON THE COMPANY

A.  HISTORY, DEVELOPMENT AND ORGANIZATIONAL STRUCTURE OF THE COMPANY.

         The Company was incorporated under the laws of the Province of British Columbia on February 14, 1984 as Delgratia Developments Ltd. The Company underwent a change in control on June 10, 1992 and commenced its present business at that time. On April 18, 1995, the Company officially changed its name from Delgratia Developments Ltd. to Delgratia Mining Corporation. On February 1, 1999, the Company changed its name to Central Minera Corp. and also transferred its jurisdiction of incorporation from British Columbia to the Yukon Territories of Canada through continuance of the Company under the Business Corporations Act (Yukon). The Company's executive offices are located at 1040-885 West Georgia Street, Vancouver,

British Columbia, Canada V6C 3E8 and its phone number at the principal place of business is (604) 687-6191. The Company is a reporting issuer in the Province of British Columbia, Canada.

B.  BUSINESS OVERVIEW.

         The business of the Company consists, and over the past eight years has consisted of, the exploration for and, if warranted, development of precious metal properties. The Company's activities have been focused on the acquisition and exploration of mining properties located in Canada, Mexico, Nicaragua and the United States. As each of the Company's mineral properties was without a known body of proven reserves, due to financial considerations such as property holding costs and exploration commitments, the Company has either liquidated its investments or has allowed, or is in the process of allowing, its options, on all but one property, to lapse in all of these countries.

         The Company sold all of its operations, mineral properties and subsidiaries in Nicaragua on June 30, 1999 and wrote off its Mexican investments in 2000. The Company had operated its businesses in Mexico and Nicaragua through corporate subsidiaries incorporated in the property's respective country. The Company wrote off its investment in Cactus Gold Corp. in the fiscal year ending June 30, 2001. Currently, the Company has no subsidiary companies.

         The Company has carried out exploration programs with a view to determining the existence of gold and other commercial metal reserves and, if warranted, to define and extract mineralized material if found to be economically viable. Commercialization of mineralized material is subject to not only feasibility study, but environmental impact studies, and approval of commercialization plans by the appropriate state or governmental agencies regulating such activities in the jurisdiction in which the properties are located. The Company has not succeeded in ascertaining the existence of any reserves on its property. Please refer to "ITEM 3. KEY INFORMATION - D. RISK FACTORS" for a detailed discussion of the risk factors that affect the Company's current operations.


C.  PROPERTY, PLANTS AND EQUIPMENT.

         The Company presently has no properties containing proven reserves. The limited activities on such properties to date have been exploratory in nature. Except as disclosed herein, the Company does not possess reliable information concerning the history of previous operations including the names of previous operators, if any, on any of its properties.

         The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to complete sufficient work on any of its properties to determine the existence of gold reserves on the properties or, if warranted, to establish the feasibility of production from such reserves. Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and development with the possible loss of properties. The Company's operations are subject to certain risks, including currency fluctuations.

         The Company has abandoned its mineral interests in Mexico, Nicaragua and Nevada and all property-related costs have been expensed. In the year ended June 30, 2001 the Company wrote down its $1,000,800 investment in Cactus Gold Corp. (a privately held company conducting exploration programs in Nevada). Subsequent to June 30, 2002, the Company granted an option to an unaffiliated corporation to acquire the Company's interest in and to the California Mine Crown Grants situated in the Kootenay Land District. All funds invested by the Company are lost when no economic mineralization is found in an area and the concession is abandoned.

         The Company owns a 25% interest in five mineral claims in the Mackenzie Mining District of the Northwest Territories. This interest is carried at a nominal value. There are no assurances that there is any mineralization in quantities to justify commencement of mining activities on this property.

REAL PROPERTY

         The Company's executive offices are located in Vancouver. The office space is provided to the Company under a Management Services Agreement dated July 18, 2002 (the "Management Agreement") between the Company and First Fiscal Management Ltd., a privately held corporation ("FFM"). FFM is controlled by Michael Cytrynbaum. Mr. Cytrynbaum is one of the Company's directors and its chief executive officer. The Company believes that its current facilities are adequate for the Company's current operating level and presently foreseeable growth. Under the terms of the Management Agreement, the Company pays FFM approximately $10,000 per month. The Management Agreement may be terminated by FFM on 60 days notice and by the Company on not less than 6 months notice. The Company believes that the terms of the Management Agreement are as favorable as those that could be obtained from an unaffiliated third party. PLEASE REFER TO "ITEM 7 - RELATED PARTY TRANSACTIONS."

EQUIPMENT

         The Company does not own and/or lease any office equipment consisting of computers, photocopiers and other office equipment. All of its office equipment needs are provided under the terms of the Management Agreement.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         This discussion should be read in conjunction with the audited financial statements of the Company and related notes thereto included herein.

A.  GENERAL.

         The Company is involved in the exploration for and, if warranted, the development of precious metal properties.

B.  OPERATING RESULTS.

YEAR ENDED JUNE 30, 2002 COMPARED TO THE YEAR ENDED JUNE 30, 2001

         During the year ended June 30, 2002 ("Fiscal 2002"), the Company incurred a loss of $202,622, as compared to a loss of $850,000 for the year ended June 30, 2001 ("Fiscal 2001"). The difference is substantially attributable to (i) cash received from a trustee of $310,000, which was recovered from allowance for the class action lawsuit; as well as (ii) the write-down of the investment in Cactus Mining Corp. of $1,000,800 in Fiscal 2001. The Company incurred administrative expenses of $234,565 in Fiscal 2002 as compared to $232,834 in Fiscal 2001.


YEAR ENDED JUNE 30, 2001 COMPARED TO THE YEAR ENDED JUNE 30, 2000

         During Fiscal 2001, the Company incurred a loss of $850,000, as compared to a loss of $1,114,000 for the year ended June 30, 2000 ("Fiscal 2000"). The loss in Fiscal 2001 was net of (i) cash received from a trustee of $310,000, which was the amount previously established as an allowance for the class action lawsuit and (ii) the write-down of the investment in Cactus Gold Corp. of $1,000,800.

         In connection with the Company's lawsuit against former management, in Fiscal 2000 the Company obtained an order to have paid in to a court account $264,000 paid out to former management upon their resignation. The Company also wrote-down its $582,000 investment in its Mexican mineral properties. Operating (administrative) costs before depreciation (and inclusive of accounting, legal and consulting fees) decreased to $218,000 for Fiscal 2001, from $280,000 in Fiscal 2000.

YEAR ENDED JUNE 30, 2000 COMPARED TO THE YEAR ENDED JUNE 30, 1999

         During Fiscal 2000, the Company incurred a loss of $1,114,000, as compared to a loss of $11,112,000 for the year ended June 30, 1999 (hereinafter referred to as "Fiscal 1999"). The loss incurred for Fiscal 2000 included (i) an allowance (in the amount of $264,000) established by the Company for recovery in connection with its lawsuit against certain of its former directors and officers and (ii) write-downs of mineral properties in Mexico of $582,000. This compares to a write down of property investment of $184,000 in Fiscal 1999, an $875,000 allowance for the class action lawsuit settlement, and a $8,855,000 loss on the sale of the Company's Nicaraguan subsidiary. Operating (administrative) costs before depreciation (and inclusive of accounting, legal and consulting fees) decreased to $280,000 during Fiscal 2000, from $1,238,000 in Fiscal 1999.


C.  LIQUIDITY AND CAPITAL RESOURCES.

WORKING CAPITAL

         On June 30, 2002 the Company had a working capital of $101,000 as compared to a working capital of $33,000 at June 30, 2001. As none of the Company's mineral properties have advanced to the commercial production stage and it has no history of earnings or cash flow from operations, the Company relies on the sale of its equity shares for its source of funds. Subsequent to the fiscal year ended June 30, 2002 the Company completed a convertible debenture issue of U.S. $300,000, of which $250,000 had been received at June 30, 2002. Cumulatively, from the Company's inception, it has raised $25,617,000 through the sale of its securities.

         The Company's major use of funds has been in connection with its operations and mineral property expenditures. In order to reduce operational and mineral property expenditures, the Company has reduced staff, and sold its major properties. The Company anticipates that it will continue to have losses from operations until it can advance its properties to the commercial production stage.

         During the past three years, the Company has reduced its operating costs to approximately $250,000 per annum. The Company has no material commitments for capital expenditure in the current fiscal year. Subject to the ultimate resolution of its lawsuit against certain of its former directors and officers, the Company, in its opinion, may not have sufficient working capital for the Company's present requirements. If necessary, the Company would seek to obtain additional working capital by way of private placement of equity shares and/or by borrowing requisite funds from shareholders. The Company has no agreements with any third party to provide such financing and no assurance can be given that such financing will be available if needed.

PROPERTY ACQUISITIONS AND DIVESTURES

         The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to complete sufficient work on any of its properties to determine the existence of gold reserves or, if warranted, to establish the feasibility of production from such reserves. Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and development with the possible loss of properties. The Company presently has an interest in only one property; this property contains no known mineral reserves; the limited activities on the property to date have been exploratory in nature.

RECENT FINANCINGS

         The Company completed a convertible debenture issue of U.S. $300,000, of which $250,000 had been received including $50,000 in satisfaction of an existing corporate debt and/or held in trust with the Company's lawyers at June 30, 2002. The balance of $50,000 was received, after June 30, 2002. The debentures are unsecured, bear interest at 2% per annum, and have a maturity date of July 31, 2004. The debentures will be deemed to have been converted into "units" of the Company on July 31, 2003 in the ratio of one unit for each U.S. $.10 (3,000,000 units). Each unit consists of, if the authorized capital of the company includes variable multiple voting common shares, one variable multiple voting common share and one non-transferable share purchase warrant to acquire one subordinate voting common share at $.30 per share, otherwise, one common share and one non-transferable share purchase warrant to acquire two common shares at U.S. $.30 per share before July 31, 2004. Related parties subscribed for U.S. $75,000 of the debentures.


D.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

E.  TREND INFORMATION.

EXPLORATION ACTIVITIES

         The Company's future profitability is dependent on the successful definition of geological resources on its mining properties and the establishment of positive comprehensive feasibility studies on these geological resources. Upon completion of positive feasibility studies, the Company's success is dependent on the successful construction, financing and operation of a facility to extract the minerals from the geological resource located.

MARKET RISK SENSITIVE INSTRUMENTS

The Company does not hold any market risk sensitive instruments other than 75,000 shares of Pinewood Resources Ltd., a British Columbia corporation, which has a market value at June 30, 2002 of $8,033. Given the limited impact of foreign currency fluctuations, the Company does not hedge its foreign currency net investments with currency borrowings or other hedging instruments.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT.

         The following table provides the full name, and function in the Company of the directors, executive officers and key employees of the Company:


Name and place of residence         Age             Director since
---------------------------         ---            -----------------
Michael Cytrynbaum                   61              July 18, 2002
West Vancouver, B.C.
Murray F. Kosick                     52               May 5, 1999
Victoria, B.C
Reinhard Siegrist                    55            December 16, 1997
Wettswil, Switzerland


         On July 18, 2002, Anne C. Eilers resigned as President and a Director of the Company, and was replaced by Michael Cytrynbaum.

         Mr. Michael Cytrynbaum is President of First Fiscal Management Ltd. a private company involved in financial reorganizations, financial and real estate workouts and consulting, and start up companies. Mr. Cytrynbaum also serves as chairman of two publicly traded companies, Look Communications Inc., a Canadian broadcast and internet services provider, and Ignition Point Technologies Corp. a Vancouver based broadband technology company. In addition, Mr. Cytrynbaum is a director of Microcell Telecommunications Inc., a cellular network company and is a director of three junior resources companies, Mantle Minerals Inc., Callinan Mines Limited and Central Minera Corp. as well as being a director of Peer 1 Network Enterprises, Inc., a provider of high performance internet bandwidth. Mr. Cytrynbaum has been a director of Central Minera Corp. since July 18, 2002.

         Dr. Murray Kosick has been an associate in a private dental practice for the past three years. Dr. Kosick sold his private dentist practice twelve years ago and returned to dentistry from retirement three years ago. Dr. Kosick has been a director of Central Minera Corp. since May 5, 1999.

         Mr. Reinhard Siegrist is a Certified Accountant of Switzerland. Mr. Siegrist was former director of Aton Asset Management, Zurich and is now retired. Mr. Siegrist has been a director of Central Minera Corp. since December 16, 1997.

B.  COMPENSATION.

         Anne C. Eilers served as president of the Company through the fiscal year ended June 30, 2002. No other executive officer of the Company was paid more than $40,000 in compensation during that financial year. The following table provides a summary of the compensation earned by Ms. Eilers during the financial year ended June 30, 2002 and the two preceding fiscal years:


                                                           SUMMARY COMPENSATION TABLE
                              ----------------------------------------------------------------------------
                                            ANNUAL COMPENSATION
                              -------------------------------------------------    LONG-TERM COMPENSATION
NAME AND                                                           OTHER ANNUAL   SECURITIES UNDER OPTIONS
PRINCIPAL POSITION            YEAR        SALARY       BONUS       COMPENSATION            GRANTED(#)
------------------            ----        ------       -----       ------------     ------------------------
Anne C. Eilers(1)            2002      US$35,754(2)    $Nil           $Nil                        0
President and CEO            2001      US$59,769(2)     Nil           $Nil                  425,000
                             2000(1)   US$53,974(2)     Nil           $Nil                  375,000

(1) From May 5, 1999 to March 13, 2000 Ms. Eilers was Secretary of the Corporation. On March 13, 2000 she was appointed President of the Corporation. Ms. Eilers resigned as President on July 18, 2002.

(2) The amounts shown were paid to Ms. Eilers, A.C. Eilers & Associates Management Corp. and Buzz Communications Inc., both companies controlled by Anne C. Eilers.

Since July 18, 2002, FFM has received approximately $30,000 under the terms of the Management Agreement. In addition, Michael Cytrynbaum was granted an option to acquire up to 500,000 shares at a price of $0.20 per share. PLEASE REFER TO "STOCK OPTION PLAN" BELOW.

STOCK OPTION PLAN

         At the annual meeting held in December 1996 the shareholders of the Company approved the adoption of a Stock Option Plan designed to enable the Company to attract, retain and motivate qualified employees. Certain amendments to the Plan were approved by our shareholders in December 1999. As amended, the Plan allows us to grant options to present and former directors, officers, employees, consultants and advisors. The Plan is administered by our Board of Directors which is authorized to decide to whom options may be granted, the number of options granted to any person, the exercise price, which may not be less than $0.15 per share, the term (which may not be longer than 10 years from the date of grant) and any restrictions upon exercise. A maximum of 3,000,000 shares may be made subject to options under the Plan. There are currently 1,325,000 outstanding options, all exercisable at US$0.20 per share and all expiring on or before December 31, 2005. Of these, 1,050,000 are held by our directors and senior officers. No options were exercised, nor were any new options granted, in the financial year ended June 30, 2002. The following table sets out certain information concerning options outstanding as at the end of that financial year:


                                                                                        VALUE OF UNEXERCISED
                               SECURITIES     AGGREGATE    UNEXERCISED OPTIONS          IN-THE-MONEY OPTIONS AT
NAME AND PRINCIPAL             ACQUIRED ON    VALUE        AS AT JUNE 30, 2002          JUNE 30, 2002
POSITION                       EXERCISE       REALIZED     EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
------------------             -----------    ---------    -------------------------    -------------------------
Anne C. Eilers                 Nil            Nil          800,000/800,000              Nil
President and Director

         On July 18, 2002 Anne C. Eilers resigned as President and a Director of the Corporation, and was replaced by Michael Cytrynbaum. Ms. Eilers' options expired in accordance with their terms on September 14, 2002 (as to 375,000 options) and October 18, 2002 (as to 425,000 options), having not been previously exercised.

         On October 7, 2002 the Board of Directors approved the grant of an option to Mr. Cytrynbaum to purchase up to 500,000 shares at a price of US$0.20 and also approved (a) the extension from December 3, 2003 to December 31, 2005 of the expiry date on an aggregate of 200,000 options previously granted to Murray Kosick and Reinhard Siegrist and (b) the grant to each of them of new options to purchase 150,000 shares at a price of US$0.20 each expiring on December 31, 2005. In addition, options to purchase an aggregate of 125,000 shares at a price of US$0.20 and expiring on December 31, 2005 were granted to certain officers and employees.

         Officers and Directors held an aggregate of 1,150,000 incentive stock options during the year ended June 30, 2002, none of which were exercised. During the year ended June 30, 2002, no incentive stock options were granted. On October 7, 2002 options to purchase up to 500,000 shares at $0.20 per share were granted to Michael Cytrynbaum. Additional options to purchase up to 125,000 shares were granted to other employees and officers. The following table sets forth certain information regarding the outstanding options at each of June 30, 2002 and October 31, 2002:

                                   COMMON SHARES              COMMON SHARES                                  VALUE OF UNEXERCISED
                                    UNDER OPTION              UNDER OPTION                                  IN THE MONEY OPTIONS AT
                                   JUNE 30, 2002              OCT. 31, 2002         EXERCISE  EXPIRATION         JUNE 30, 2002
         HOLDERS             EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE    PRICE      DATE      EXERCISABLE/UNEXERCISABLE
---------------------------  -------------------------   -------------------------  --------  ----------   -------------------------
MICHAEL CYTRYNBAUM                                               500,000             $0.20     12/31/05              Nil
REINHARD SIEGRIST                    250,000                     250,000             $0.20     12/31/05              Nil
CLARION FINANCIAL                    200,000                     250,000             $0.20     12/31/05              Nil
BARBARA WEST                            0                         25,000             $0.20     12/31/05              Nil
JOAN JAMIESON                           0                         50,000             $0.20     12/31/05              Nil
MURRAY KOSICK                        100,000                     250,000             $0.20     12/31/05              Nil
A.C. EILERS & ASSOCIATES(1)          300,000                        0                $0.20      expired              Nil
BUZZ COMMUNICATIONS INC.(1)          500,000                        0                $0.20      expired              Nil

         (1) A.C. Eilers & Associates and Buzz Communications Inc. are companies controlled by Anne Eilers, the former President and a former Director of the Company. Ms. Eilers resigned as President and a Director of the Company and was replaced by Michael Cytrynbaum on July 18, 2002. Ms. Eilers' options expired in accordance with their terms on September 14, 2002 (as to 375,000 options) and October 18, 2002 (as to 425,000 options). Ms. Eilers had not exercised her options.

         Other than compensation paid as disclosed above under the heading "Related Party Transactions", none of the Directors of the Company have received any cash compensation, directly or indirectly, for their services rendered during the most recently completed financial year of the Company. Other than the Plan, the Company does not have any non-cash compensation plans for its Directors and it does not propose to pay or distribute any non-cash compensation during the current fiscal year. Please refer to "ITEM 7. - RELATED PARTY TRANSACTIONS."

C.  BOARD PRACTICES.

         Each director is elected for a one year term and until his successor has been duly elected. Except for Mr. Cytrynbaum, who was appointed on July 18, 2002, the current directors were elected directors at the Company's last annual general meeting of shareholders held in Vancouver, British Columbia, Canada. The Company's audit committee consists of all of the Company's directors. The Company does not have a separate remuneration committee.

D.  EMPLOYEES.

         At the end of the year ended June 30, 2002, the Company had no employees.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS.

         As far as is known, the Company is not directly or indirectly owned or controlled by any corporation or by any foreign government. The following table sets forth certain information, as at October 31, 2002, concerning (i) persons and companies that own of record or are known by the Company to own beneficially, directly or indirectly, more than 5% of the outstanding Common Shares and (ii) beneficial ownership by the Company's directors and members of its administrative, supervisory or management bodies, of outstanding Common
Shares:

  NAME AND ADDRESS OF                     NUMBER OF SHARES BENEFICIALLY OR
      SHAREHOLDER                                  DIRECTLY OWNED                   PERCENTAGE OF CLASS
---------------------------------         --------------------------------          -------------------
Philgold Investments Inc.                           2,000,000                                9%
Michael Cytrynbaum                                  1,559,090(1)(4)                          7%
Dr. Murray F. Kosick                                1,009,101(2)                           4.5%
Reinhard Siegrist                                     550,000(3)                             2%
Officers and Directors as a Group                   3,118,191(4)                            14%
(3 people)

         1. Mr. Cytrynbaum exercises voting control or direction over these shares pursuant to an agreement dated as of July 18, 2002, but in respect of which he disclaims any beneficial interest. Includes 500,000 options to acquire Common shares (see ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - Stock Option Plan). Also includes 562,500 escrow shares which were cancelled in November, 2002.

         2. Includes 250,000 options to acquire Common shares (see ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - Stock Option Plan), and 300,000 warrants to purchase 150,000 Common shares, exercisable at US$0.15 and 100,000 warrants to purchase 50,000 Common Shares, exercisable at US$0.30 all expiring on November 30, 2003 and all held by Anna Kosick, the wife of Murray Kosick. Dr. Kosick disclaims any beneficial interest in these warrants or the underlying Common Shares.

         3. Includes 250,000 options to acquire Common shares (see ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - Stock Option Plan), and 300,000 warrants to acquire 150,000 Common shares at US$0.15 per share, expiring on November 30, 2003, held by Mr. Siegrist.

         4.   Includes 562,500 shares which were cancelled on November 21, 2002.


OPTIONS TO PURCHASE SECURITIES FROM THE COMPANY OR SUBSIDIARIES

         Please refer to "ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES" for a detailed discussion of the Company's Stock Option Plan and outstanding options.

SHARE PURCHASE WARRANTS

         As at October 31, 2002 there were 6,003,340, share purchase warrants issued and outstanding. All warrants expire on November 30, 2003. Of the outstanding warrants, 3,000,000 are exchangeable at two warrants per share at $0.15 and the remaining 3,003,340 are exchangeable at two warrants per share at $0.30.

         The following table indicates the approximate number of record holders of Common Shares as at October 31, 2002, the number of record holders of Common Shares with United States addresses and the portion and percentage of Common Shares so held in the United States. On such date, 21,760,068 Common Shares were outstanding.

  TOTAL          NUMBER OF
  NUMBER        REGISTERED         NUMBER OF COMMON         PERCENTAGE OF COMMON SHARES
OF HOLDERS     U.S. HOLDERS     SHARES HELD IN THE U.S.          HELD IN THE U.S.
----------     ------------     -----------------------     ---------------------------
    639            509                 9,474,653                        44%

         Depositories, brokerage firms and financial institutions hold a substantial number of Common Shares in "street names." The computation of the number and percentage of Common Shares held in the United States is based upon the number of Common Shares held of record by holders with United States addresses. United States residents may beneficially own Common Shares held of record by non-United States residents.

B.  RELATED PARTY TRANSACTIONS.

         During the years ended June 30, 2002, 2001, and 2000; and, for the period from June 30, 2002 through September 30, , 2002 the Company paid consulting or administration fees to the following directors or officers:

NAME                                OCTOBER 31, 2002      2002        2001        2000
-------------------------------     ----------------     ------     -------     -------
A.C. Eilers & Associates(1)                              $7,677     $15,938     $15,000
Buzz Communications Inc.(1)                              15,995      43,831      57,100
First Fiscal Management Ltd.(2)          $30,000             --          --          --

         1.   A company controlled by Anne Eilers.

         2.   A company controlled by Michael Cytrynbaum.

         During the period from July 1, 2001 to the date hereof, none of the directors, officers, of the Company or their respective associates have been indebted to the Company. Please also refer to Item 6. above.

ITEM 8.  FINANCIAL INFORMATION

A.  STATEMENTS AND OTHER FINANCIAL INFORMATION.

         See Item 17 for the Company's Financial Statements.

SUIT AGAINST FORMER OFFICERS AND DIRECTORS

         On May 19, 1999, the Company filed a motion against former officers of the Company, Messrs. Lavarack and Manning, respectively, to recover $264,000. The $264,000 was paid to Messrs. Lavarack and Manning by the Company, by these two previous officers to themselves or their holding companies on April 30, 1999, the date of their respective resignation. On May 19, 2000, the Company obtained an ex parte Order requiring ordering Messrs. Lavarack and Manning to pay these sums into a Court account (and/or lawyer's trust account) pending resolution of the action. Funds have either been paid into Court or are held in lawyer's trusts accounts. The matter is currently before the Courts, with the Court date scheduled for November 2002.

         Other than the foregoing, the Company knows of no contemplated or pending legal or arbitration proceedings including those relating to bankruptcy, governmental receivership or similar proceeding and those involving any third party against it, nor is the Company involved as a plaintiff in any material pending litigation.

         The Company knows of no pending proceedings to which any current director, member of senior management, or affiliate is either a party adverse to the Company or its subsidiaries or has a material interest adverse to the Company or its subsidiaries.

         To the best of the Company's Managements' knowledge, the Company has not since the date of its incorporation, declared or paid any dividends, nor does it intend to declare any dividends for the foreseeable future.

B.  SIGNIFICANT CHANGES.

         During the year ended June 30, 2002, the Company has continued to relieve itself of obligations and recover previously incurred costs. All outstanding matters with the exception of the recovery of US $264,000 paid into Court have been resolved.

         On July 18th, 2002, the resignation of Ms. Anne Eilers as President and Director of Central Minera Corp. was accepted. Mr. Michael Cytrynbaum has assumed the responsibility of President and has been appointed a Director of the Company also as of July 18th, 2002. As part of the change of management, the Company surrendered its lease of office space in North Vancouver, British Columbia. The Company entered into the Management Agreement with FFM, a company controlled by Mr. Cytrynbaum. The Management Agreement includes provision for reasonable office facilities for the use by the Company.

         Subsequent to the June 30, 2002, the Company completed a convertible debenture issue of US $300,000. The debentures are unsecured, bear interest at 2% per annum and have a maturity date of July 31, 2004. The debentures will be deemed to have been converted into units of the Company on July 31, 2003 in the ratio of one unit for each US $0.10 (3,000,000 units). Please refer to "ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - RECENT FINANCINGS."

ITEM 9.  THE OFFER AND LISTING

A.  OFFER AND LISTING DETAILS/MARKETS.

         The Common Shares were listed on the Vancouver Stock Exchange (the "VSE") on June 22, 1992. The Company commenced its present business at that time. At the Company's request, the Company's shares were delisted from the VSE on August 23, 1996.

         On May 1, 1995, the Company was listed on the NASDAQ Stock Market Inc.'s Small Cap Market ("NASDAQ-SCM") under the symbol DELGF. At the close of business on May 29, 1997, the Company was delisted from the NASDAQ-SCM. On May 30, 1997, the Company's common shares commenced trading on the Over the Counter Market - Pink Sheets (the "Pink Sheets") under the symbol DGRTF. The Company currently trades under the symbol CENMF.

         The following table sets forth the reported high and low prices and trading volume of the outstanding Common Shares on the Pink Sheets for the period indicated.

                                                      HIGH          LOW         VOLUME
                                                   -------      -------      ---------
       FISCAL YEAR ENDED JUNE 30, 2002               $0.17        $0.08              0
FOURTH QUARTER                                       $0.17        $0.08              0
THIRD QUARTER                                        $0.16        $0.10              0
SECOND QUARTER                                       $0.17        $0.10              0
FIRST QUARTER                                        $0.15        $0.08              0

       FISCAL YEAR ENDED JUNE 30, 2001             $0.5500      $0.0625
FOURTH QUARTER                                     $0.2500      $0.1000        813,700
THIRD QUARTER                                      $0.5000      $0.1800      1,559,000
SECOND QUARTER                                     $0.5500      $0.1500        732,800
FIRST QUARTER                                      $0.2500      $0.0625        133,550

       FISCAL YEAR ENDED JUNE 30, 2000             $0.8750      $0.0500

       FISCAL YEAR ENDED JUNE 30, 1999             $0.5625      $0.0500

       FISCAL YEAR ENDED JUNE 30, 1998              $2.063      $0.0100

         The following table sets forth the high and low market prices for each month during the most recent six months:

                                      HIGH          LOW
                                      -----         -----
OCTOBER   2002                        $0.15         $0.14
SEPTEMBER 2002                        $0.16         $0.15
AUGUST    2002                        $0.15         $0.14
JULY      2002                        $0.15         $0.05
JUNE      2002                        $0.16         $0.10
MAY       2002                        $0.17         $0.17

B.  PLAN OF DISTRIBUTION.

         Not applicable to Form 20-F filed as an Annual Report.


C.  SELLING SHAREHOLDERS.

         Not applicable to Form 20-F filed as an Annual Report.

D.  DILUTION.

         Not applicable to Form 20-F filed as an Annual Report.

E.  EXPENSES OF THE ISSUE.

         Not applicable to Form 20-F filed as an Annual Report.


ITEM 10. ADDITIONAL INFORMATION

A.  SHARE CAPITAL.

         Not applicable to Form 20-F filed as an Annual Report.

B.  MEMORANDUM AND ARTICLES OF ASSOCIATION.

         The Company's Certificate of Incorporation, Memorandum of Association, and Article of Incorporation, which were included as Exhibits 1.1, to the Company's Registration Statement on Form 20-F, file number 0-24570, filed for September 30, 1994; Certificate of Change of Name, and Certificate of Continuance of Central Minera Corp. to the Yukon Territories, and Amendment to the By-Laws of the Corporation which were included as Exhibits to the Company Annual Report on Form 20-F, file number 0-24570, filed for June 30, 1999; are hereby incorporated by reference.

     1. The Company was incorporated under the Company Act of the Province of British Columbia on February 14,1984, number 274269, as Delgratia Developments Ltd. On April 18, 1995, the Company's name was changed to Delgratia Mining Corporation On February 1, 1999, the Company's name was changed to Central Minera Corp. and the jurisdiction was transferred and continued under the Business Corporations Act of the Yukon Territories of Canada. With respect to the Company's objects and purposes they are unrestricted except as defined by the laws of Canada, and the direction of the Shareholders by way of the Board of Directors annually elected.

     2.  With respect to directors:

              a. A director's power to vote on a proposal, arrangement or contract in which the director is materially interested is limited by Part 15. Under this Part, a Company's Director cannot vote in respect of any contract or transaction with the Company in which he is interested.

              b. Under Part 15, a quorum of directors must be in place to vote compensation to themselves or any member of their body.

              c. Under Part 8, the Directors may from time to time on behalf of the Company borrow money in such a manner and amount, on such security, form such sources and upon such terms and conditions as they think fit.

              d. Under Part 13, at each annual shareholders meeting, the Directors shall retire, and a new Board of Directors voted in by the members. The number of annual terms, the age of the director are both unrestricted.

     3. As the Company currently only has one class of shares, the rights, preferences and restrictions of this class of shares is as follows:

              a. Part 20 gives the Directors the right to declare dividends. Under Part 23, the Directors fix in advance a date restricted by the Company Act, which is deemed to be the Record Date. All holders of shares on that date, are entitled to receive the Dividend.

              b. The Articles do not allow for directors to stand for re-election at staggered intervals.

              c. The Articles are silent with respect to how dividends are determined by the Directors. As indicated in Part 20, Directors may take into consideration the amount of profits realized in determining dividend size.

              d. Part 20 gives the Directors the right to distribution of surplus in regards to liquidation of corporate assets.

              e. There are no redemption provision with respect to the Company's Common Stock, however, Part 7 gives the Directors the right to redeem some but not all of the shares. The Company though could not vote these shares.

              f. Part 15 gives the Directors the right to borrow, it also gives the Directors the right to establish sinking fund provisions, if they either feel that this is necessary, or if it is part of the lending agreement.

              g.   Part 3 gives the Directors the right to issue new shares.

              h. Part 3 states that, if a reporting company, the directors can instruct the Company to issue up to 25% shares, before getting shareholder approval.

     4. Under Part 6, only the members or shareholders can vote to alter their rights. With a public Company this would also have to be approved by the B.C. Securities Commission.

     5. Annual General Meetings must take place within 6 months of the fiscal year end or 13 months of the previous Annual General Meeting. With respect to Annual General Meetings and Extraordinary General Meetings, the meeting date must be published approximately two months before the meeting date. The Record Date is approximately 1.5 months before Meeting Date. All registered shareholders and proxy holders are allowed to attend. Other attendance is restricted by the Company.

     6. There are no limitations on rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting right on the securities imposed by the Company's Articles.

     7. There are no provisions in the Company's Articles which would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

     8. There are no provisions in the Company's Articles, stipulating ownership thresholds above which shareholder ownership must be disclosed.


B. LEGAL LIMITATIONS

         There is no limitation imposed by Canadian law or by the constituent documents of the Company on the right of a non-resident to hold or vote common Shares (the "Voting Shares"), other than are provided in the Investment Canada Act (Canada) (the "Investment Act"), as amended by the World Trade Organization Agreement Implementation Act (the "WTOA Act"). The Investment Act generally prohibits implementation of a re-viewable investment by an individual, government, or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian", as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the Voting Shares of the Company by a non-Canadian (other than a "WTO Investor", as defined below) would be re-viewable under the Investment Act if it were an investment to acquire control of the Company and the Company was not, immediately prior to the implementation of the investment, controlled by a WTO Investor, and the value of the assets of the Company were $5.0 million or more. An investment in Voting Shares of the Company by a WTO Investor would be re-viewable under the Investment Act if it were an investment to acquire direct control of the Company, and the value of the assets of the Company equaled or exceeded $179 million (threshold amount for 1998). A non-Canadian, whether a WTO Investor or otherwise, would acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of the Voting Shares of the Company. The acquisition of less than a majority, but at least one-third of the Voting Shares of the Company, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company was not controlled in fact by the acquirer through the ownership of the Voting Shares. In general, an individual is a WTO Investor if he or she is a "national" of a country (other than Canada) that is a member of the World Trade Organization ("WTO Member") or has a right of permanent residence in a WTO Member other than Canada. A corporation or other entity will be a WTO Investor if it is a "WTO Investor-controlled entity" pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member.

         Certain transactions involving Voting Shares of the Company would be exempt from the Investment Act, including: (a) an acquisition of Voting Shares of the Company if the acquisition were made in connection with the person's business as a trader or dealer in securities: (b) an acquisition or control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for the purpose related to the provisions of the Investment Act: and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

C. PROPOSED CHANGES TO SHAREHOLDER RIGHTS

         Please refer to "PART II. ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS"


D.  MATERIAL CONTRACTS.

NONE

E.  EXCHANGE CONTROLS.

         There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, including the availability of cash and cash equivalents for use by the Company's group, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements (see "Item 10E - Taxation").

F.  TAXATION.

         The following is a summary of the principal Canadian federal income tax considerations generally applicable in respect of the Common Shares. The tax consequences to any particular holder of Common Shares will vary according to the status of that holder as an individual, trust, corporation, or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder's particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, hold their Common Shares as capital property and will not use or hold the Common Shares in carrying on business in Canada. The consequences, if any, of state and local taxes are not considered. Security holders are urged to seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect of these provisions on their own taxes. The Company has not paid dividends on the Common Shares in any of its last five fiscal years, and has no plans to pay dividends in the immediate future.

         Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends. However, Article X of the reciprocal tax treaty between Canada and the United States reduces the withholding tax to 15% of the gross amount of the dividends paid to residents of the United States. The withholding tax rate on the gross amount of dividends is reduced to 5% if the beneficial owner of the dividend is a U. S. corporation, which owns at least 10% of the voting stock of the Canadian corporation paying the dividends.

         A non-resident who holds shares of the Company as capital property will not be subject to Canadian tax on capital gains realized on the disposition of such shares unless such shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada) and no relief is afforded under any applicable tax treaty. The shares of the Company would be taxable Canadian property of a non-resident if at any time during the five year period immediately preceding a disposition by the non-resident of such shares not less than 25% of the issued shares of any class of the Company belonged to the non-resident, persons with whom the non-resident did not deal at arm's length, or to the non-resident and persons with whom the non-resident did not deal at arm's length.

         This discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common Shares and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Holders and prospective holders of Common Shares are urged therefore to consult their own tax advisors with respect to their particular circumstances.

G.  DIVIDENDS AND PAYING AGENTS.

         Not applicable to Form 20-F used to file an Annual Report.

H.  STATEMENT BY EXPERTS.

         Not applicable to Form 20-F used to file an Annual Report.

I.  DOCUMENTS ON DISPLAY.

         The documents concerning the Company which are referred to in this Report are either annexed hereto as exhibits (See Item 19) or may be inspected at the principal executive offices of the Company.

         We previously have filed with the Securities and Exchange Commission a Registration Statement on Form 20-F. A copy of the Registration Statement and subsequently filed annual reports on Form 20-F, including exhibits, may be reviewed at the Securities and Exchange Commission's public reference room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

J.  SUBSIDIARY INFORMATION.

         Not applicable for reports filed in the United States.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Not required in a Form 20-F filed as an Annual Report by a small business issuer.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         There have been no defaults dividend arrearages and delinquencies with respect to the Company's securities.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

AMENDMENT TO ARTICLES

BACKGROUND - PRIVATE PLACEMENT OF CONVERTIBLE DEBENTURES

         On July 18, 2002 the Company completed a private placement of an aggregate of US$300,000 in principal amount of unsecured convertible debentures for cash proceeds of US$250,000. The balance of US$50,000 was issued in consideration for the settlement of an existing demand liability. The debentures mature and will become repayable, with accrued interest at the rate of 2% per annum, on July 31, 2004. The debentures are convertible into Units of the Company at the rate of 1 Unit for each US$0.10 in principal amount of the debentures and will be deemed to have been so converted as at July 31, 2003. If on July 31, 2003 the authorized capital of the Company includes a class of Variable Multiple Voting Shares having the special rights and restrictions described below, each Unit will consist of (a) one Variable Multiple Voting Share and (b) one non-transferable share purchase warrant, exercisable at US$0.30 at any time prior to July 31, 2004, to acquire one Subordinate Voting Share (i.e. a Common share). If, on July 31, 2003, the authorized capital of Central Minera does not include Variable Multiple Voting Shares, the debentures will be deemed to have been converted on that date into Units consisting of (a) 1 Common share and (b) one non-transferable share purchase warrant, exercisable at US$0.30 at any time prior to July 31, 2004, to acquire two Common shares.

PURPOSE OF THE PROPOSED AMENDMENT TO THE ARTICLES

         The purpose of the proposed amendment to the Articles is to create a class of Multiple Variable Voting Shares having the rights provided for as part of the terms attached to the convertible debentures and to re-designate the existing Common shares as Subordinate Voting Shares without any change in their rights. Under the Yukon Business Corporations Act (the "YBCA") a special resolution (that is, one voted for by a majority of two-thirds of the votes cast) is required to make the amendments to the Company's Articles that are necessary to create a class of Variable Multiple Voting Shares with the rights described above, and to re-designate the existing Common shares as Subordinate Voting Shares. The text of the proposed special resolution (the "Special Resolution") is set out in Schedule A to this proxy circular.

         The Variable Multiple Voting Shares will have the following rights:

         1. Voting Rights

         At any meeting of shareholders, the number of votes attached to each Variable Multiple Voting Share will be determined by the formula:

                  B x 0.55
                  --------
                  A x 0.45

         Where B is the number of issued Subordinate Voting Shares and A is the number of issued Variable Multiple Voting Shares.

         2. Exchange right

         Each Variable Multiple Voting Share will be exchangeable at any time, at the option of the holder, into one Subordinate Voting Share. Upon the number of outstanding Variable Multiple Voting Shares falling below 1,500,000, all outstanding Variable Multiple Voting Shares will be deemed to have been exchanged for Subordinate Voting Shares.

         3. Concurrent capital alterations

         If the Variable Multiple Voting Shares are subdivided or , the Subordinate Voting Shares will be subdivided or in the same manner and to the same extent.

         4. Restrictions on transfer

         The Variable Multiple Voting Shares will be transferable only with the prior approval of a resolution of the Board of Directors of the Corporation. Upon conversion of the outstanding debentures on May 31, 2003, 3,000,000 Variable Multiple Voting Shares will be issued. If there is no increase in the number of presently outstanding Common shares (which will be re-designated Subordinate Voting Shares), there will be 21,760,068 such shares outstanding. Accordingly, each Variable Multiple Voting Share will be entitled to (21,760,068 x 0.55 = 11,968,037) / (3,000,000 x 0.45 = 1,350,000), or 8.87 votes. As a class, therefore, the Variable Multiple Voting Shares will be entitled to cast 26,610,000 votes and the Subordinate Voting Shares will be entitled to cast 21,760,068 votes.

ITEM 17. FINANCIAL STATEMENTS

         The financial statements of the Company have been prepared on the basis of Canadian GAAP. A reconciliation to U.S. GAAP is included therein.

         The auditors' report, financial statements and notes thereto, schedules thereto as required under Item 17 are found immediately below. The Audit Report of Steele & Co., Chartered Accountants is included herein immediately preceding the respective financial statements, notes, schedules, etc.

INDEX TO FINANCIAL STATEMENTS
                                                                            Page
                                                                            ----
Auditors' Report dated September 11, 2002.....................................28
Comments by Auditors for U.S. Readers on Canada-US Reporting Conflict.........28
Balance Sheets dated June 30, 2002 and 2001...................................29
Statement of Operations and Deficit for the years ended
     June 30, 2002, 2001 and 2000.............................................30
Statements of Cash Flows for the years ended
     June 30, 2002, 2001 and 2000.............................................31
Notes to the  Financial Statements for the years ended
     June 30, 2001, 2001 and 2000..........................................32-40

                              CENTRAL MINERA CORP.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                                  JUNE 30, 2002

                           (EXPRESSED IN U.S. DOLLARS)

                                AUDITORS' REPORT



TO THE SHAREHOLDERS OF
 CENTRAL MINERA CORP.



We have audited the balance sheets of Central Minera Corp. (a development stage company) as at June 30, 2002 and 2001 and the statements of operations and deficit and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2002 and 2001 and the results of its operations and changes in its cash resources for the years then ended in accordance with Canadian generally accepted accounting principles consistently applied.



Vancouver, Canada                                          /s/ Steel & Co.
September 11, 2002                                         CHARTERED ACCOUNTANTS



     COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING CONFLICT


In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as that described in
Note 1 of these financial statements. Our report to the shareholders dated September 11, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainties in the auditors' report when the uncertainties are adequately disclosed in the financial statements.



Vancouver, Canada                                          /s/ Steel & Co.
September 11, 2002                                         CHARTERED ACCOUNTANTS

                              CENTRAL MINERA CORP.
                          (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEETS

                           (EXPRESSED IN U.S. DOLLARS)

                                                                        JUNE 30,
                                                             ------------------------------
                                                                  2002             2001
                                                             -------------    -------------
ASSETS

  CURRENT
    CASH (NOTE 4)                                            $       6,021    $      30,805
    FUNDS HELD IN TRUST (NOTE 8)                                   175,000               --
    ACCOUNTS RECEIVABLE AND PREPAID EXPENSES                         8,929           15,863
    MARKETABLE SECURITIES (NOTE 5)                                   6,418            6,418
                                                             -------------    -------------
                                                                   196,368           53,086
  RENT DEPOSIT                                                          --           17,559
  CAPITAL (NOTE 6)                                                      --            2,424

  MINERAL PROPERTIES AND INTERESTS (NOTE 7)                              2                2
                                                             -------------    -------------
                                                             $     196,370    $      73,071
                                                             =============    =============
LIABILITIES

  CURRENT
    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES                 $      75,290    $      19,118
    LOAN PAYABLE (NOTE 10)                                          19,749               --
                                                             -------------    -------------
                                                                    95,039           19,118
  SHARE CAPITAL AND DEFICIT
    CONVERTIBLE DEBENTURES (NOTE 8)                                250,000               --
    SHARE CAPITAL (NOTE 9)                                      41,441,851       41,441,857
    DEFICIT                                                    (41,590,526)     (41,387,904)
                                                             -------------    -------------
                                                                   101,331           53,953
                                                             -------------    -------------
                                                             $     196,370    $      73,071
                                                             =============    =============
  RELATED PARTY TRANSACTIONS (NOTE 10)
  COMMITMENTS AND CONTINGENCIES (NOTE 11)

APPROVED BY THE DIRECTORS

          /s/ Murray Kosick                     /s/ Michael Cytrynbaum
     ------------------------------         ------------------------------
                Director                               Director



    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                              CENTRAL MINERA CORP.
                          (A DEVELOPMENT STAGE COMPANY)

                      STATEMENTS OF OPERATIONS AND DEFICIT

                           (EXPRESSED IN U.S. DOLLARS)


                                                 CUMULATIVE              YEARS ENDED JUNE 30,
                                                 TO JUNE 30,    ----------------------------------------
                                                    2002            2002           2001           2000
                                                ------------    -----------    -----------    -----------
ADMINISTRATION EXPENSES
  ACCOUNTING AND AUDIT                          $    685,214    $    23,845    $    24,771    $    34,154
  CONSULTING FEES                                  1,693,818         40,490         64,048         89,647
  AMORTIZATION                                       281,939            912         15,194          8,940
  LEGAL                                            1,713,892         75,944         33,673         77,191
  OFFICE                                             921,463         12,268         14,072         18,900
  RENT                                               726,272         72,065         65,010         43,695
  SALARIES AND BENEFITS                              279,398             --             --          6,600
  TRANSFER AGENT AND FILING FEES                     145,417          8,042         11,418          4,971
  TRAVEL AND PROMOTION                             1,194,529            999          4,648          4,531
                                                ------------    -----------    -----------    -----------
                                                   7,641,942        234,565        232,834        288,629
                                                ------------    -----------    -----------    -----------
INTEREST AND OTHER INCOME                         (1,510,588)       (30,242)       (85,495)       (11,067)
LOSS (GAIN) ON FOREIGN EXCHANGE                       55,496         (3,213)         4,462          3,700
WRITE-DOWN OF INVESTMENT IN                        1,000,799             --      1,000,799             --
 PRIVATE COMPANY (NOTE 7)
(GAIN) ON SALE AND WRITE-DOWN OF                     (16,040)            --          7,222        (23,262)
 MARKETABLE SECURITIES
WRITE-DOWN OF MINERAL                             24,724,036             --            960        582,468
 PROPERTIES (NOTE 7)
LOSS ON SALE OF CAPITAL ASSETS                        11,307          1,512             --          9,795
TERMINATION COSTS PAID                               264,000             --             --        264,000
 INTO COURT
ALLOWANCE (RECOVERIES) FOR                           564,462             --       (310,538)            --
 LAWSUIT SETTLEMENT
LOSS ON SALE OF SUBSIDIARY                         8,855,112             --             --             --
                                                ------------    -----------    -----------    -----------
                                                  33,948,584        (31,943)       617,410        825,634
                                                ------------    -----------    -----------    -----------
NET LOSS FOR THE PERIOD                           41,590,526        202,622        850,244      1,114,263

DEFICIT BEGINNING OF THE PERIOD                           --     41,387,904     40,537,660     39,423,397
                                                ------------    -----------    -----------    -----------
DEFICIT END OF THE PERIOD                       $ 41,590,526    $41,590,526    $41,387,904    $40,537,660
                                                ============    ===========    ===========    ===========
NET LOSS PER COMMON SHARE                                       $       .01    $       .04    $       .08
                                                                -----------    -----------    -----------
WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING                                              21,760,068     21,760,068     14,233,777
                                                                ===========    ===========    ===========


    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                              CENTRAL MINERA CORP.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENTS OF CASH FLOW
                           (EXPRESSED IN U.S. DOLLARS)

                                                 CUMULATIVE               YEARS ENDED JUNE 30,
                                                 TO JUNE 30,    ---------------------------------------
                                                    2002           2002         2001           2000
                                                ------------    ---------   -----------     -----------
CASH PROVIDED (USED) BY

  OPERATING ACTIVITIES
    NET LOSS FOR THE PERIOD                     $(41,590,526)   $(202,622)  $  (850,244)    $(1,114,263)
    ITEMS NOT INVOLVING CASH
      AMORTIZATION                                   281,938          912        15,194           8,940
      LOSS ON SALE OF SUBSIDIARY                   8,855,112           --            --              --
      LOSS ON SALE OF CAPITAL
       ASSETS                                         11,307        1,512            --           9,795
      WRITE-DOWN OF INVESTMENT                     1,000,799           --     1,000,799              --
      WRITE-DOWN OF MINERAL
       PROPERTIES                                 24,724,036           --           960         582,468
      SHARE CONSIDERATION PAYABLE
       INCLUDED IN ALLOWANCE FOR
       LAWSUIT SETTLEMENT                            375,000           --            --              --
                                                ------------    ---------   -----------     -----------
                                                  (6,342,334)    (200,198)      166,709        (513,060)
    NET CHANGE IN NON-CASH
     WORKING CAPITAL ITEMS
      ACCOUNTS RECEIVABLE AND
       PREPAID EXPENSES                               (8,929)       6,934         7,990         391,961
      RENT DEPOSIT                                        --       17,559            --         (17,559)
      MARKETABLE SECURITIES                           (6,418)          --           162          (6,580)
      ACCOUNTS PAYABLE AND
       ACCRUED LIABILITIES                            75,290       56,172       (41,842)        (23,904)
      PAYABLE UNDER STIPULATION
       OF SETTLEMENT AGREEMENT                            --           --            --        (450,000)
      OWING TO RELATED PARTIES                            --           --            --              --
                                                ------------    ---------   -----------     -----------
                                                  (6,282,391)    (119,533)      133,019        (619,142)
                                                ------------    ---------   -----------     -----------
  FINANCING ACTIVITIES
    LOAN AND DEBENTURES PAYABLE                      269,749      269,749            --              --
    FUNDS HELD IN TRUST                             (175,000)    (175,000)           --              --
    SHARES ISSUED FOR CASH                        25,316,857           --       901,002         330,000
                                                ------------    ---------   -----------     -----------
                                                  25,411,606       94,749       901,002         330,000
                                                ------------    ---------   -----------     -----------
  INVESTING ACTIVITIES
    MINERAL PROPERTIES                           (17,310,637)          --          (957)        (33,022)
    INVESTMENT IN PRIVATE COMPANY                 (1,000,799)          --    (1,000,800)             --
    PURCHASE OF CAPITAL ASSETS                      (811,758)          --        (3,636)             --
                                                ------------    ---------   -----------     -----------
                                                 (19,123,194)          --    (1,005,393)        (33,022)
                                                ------------    ---------   -----------     -----------
CHANGE IN CASH FOR THE PERIOD                          6,021      (24,784)       28,628        (322,164)
CASH BEGINNING OF THE PERIOD                              --       30,805         2,177         324,341
                                                ------------    ---------   -----------     -----------
CASH END OF THE PERIOD                          $      6,021    $   6,021   $    30,805     $     2,177
                                                ============    =========   ===========     ===========



    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                              CENTRAL MINERA CORP.
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS

                                  JUNE 30, 2002

                           (EXPRESSED IN U.S. DOLLARS)


1    GOING CONCERN CONSIDERATIONS

     These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations. Different bases of measurement may be appropriate when a company is not expected to continue operations for the foreseeable future. As at September 11, 2002, the Company had not reached a level of operations which would finance day-to-day activities. The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations.

     For the years ended June 30, 2002, 2001 and 2000, the Company sustained operating losses of $202,622, $850,244 and $1,114,263 respectively and as at June 30, 2002, had a net equity deficiency of $148,669.

2.   CONTINUING OPERATIONS

     The Company is engaged in the acquisition, exploration and development of mineral properties. At the Company's annual general meeting in December, 2000, the shareholders approved the consolidation of the Company's shares to a maximum ratio of 1:20 and to change its domicile. The directors are authorized to implement these changes at their discretion. No changes have been implemented.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a.  Mineral Properties

         The Company accounts for its mineral properties whereby all direct costs relative to the acquisition are capitalized and all exploration and development of these properties are expensed until an economic feasibility study is completed. All pre-production revenue and option proceeds received are first credited against the costs of the related property, with any excess credited to earnings. Once commercial production has commenced, the net costs of the applicable property are charged to operations using the unit-of-production method based on reserves. On an ongoing basis, the Company evaluates each property based on results to date to determine the nature of exploration work that is warranted in the future. If there is little prospect of future work being carried out on a property, the costs related to that property are written down to the estimated amount recoverable.

         The Company's mineral properties are in the exploration stage and it has not yet been determined whether the properties contain ore reserves that are economically recoverable. The amounts shown for mineral properties are not intended to reflect present or future values. The recoverability of the investment in these properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the mineral properties, the ability of the Company to finance their development and upon future profitable production.

                              CENTRAL MINERA CORP.
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS

                                  JUNE 30, 2002

                           (EXPRESSED IN U.S. DOLLARS)




3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     b.  Foreign Currency Translation

         The Company's operations have been translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities have been translated at the period end exchange rates. Non-monetary assets have been translated using historical rates of exchange. Revenues and expenses have been translated into U.S. dollars at the average rate of exchange prevailing during the period, except for amortization which is translated at exchange rates applicable to the related asset. Translation gains or losses are included in the determination of earnings.

     c.  Loss Per Share

         Loss per share has been calculated using the weighted average number of shares outstanding.

     d.  Estimates and Fair Values

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, environmental issues and the outcome of lawsuits. Actual results could differ from those estimates. The financial instruments, which are reported as assets and liabilities, both recognized and unrecognized, are carried at amounts which approximate fair values.

     e.  Stock-Based Compensation Plans

         The Company grants to its directors, employees and consultants incentive stock options to acquire shares in the Company at or above market value at the date of grant. The options are exercisable upon issue and have fixed exercise prices and expiry dates not exceeding five years. Generally, the Company is entitled to reserve up to 10% of its issued capital for stock-based compensation plans. No compensation expenses are recognized for these options when issued. Any consideration received on the exercise of options is credited to share capital.

     f.  Income Taxes

         The Company accounts for income taxes whereby the cost (benefit) of current and future income taxes is recognized as income tax expense in the determination of results of operations for the period. Future income tax liabilities (assets) are the amount of income taxes arising from taxable temporary differences between the tax bases of an asset or liability and its carrying amount in the balance sheet. Income tax liabilities and assets are recognized when they are more likely than not to be realized and are measured using the income tax rates and laws that are expected to apply at the time of settlement or realization.

                              CENTRAL MINERA CORP.
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS

                                  JUNE 30, 2002

                           (EXPRESSED IN U.S. DOLLARS)




3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     g.  Cumulative and Comparative Figures

         The cumulative amounts in the statements of operations and cash flow include the results of operations which were discontinued by the disposal or abandonment of subsidiary companies. Certain of the comparative figures have been re-classified to conform to the current year's financial statement presentation.

4.   CASH

     The Company maintains its cash balances in various currencies. At the year end, the currencies held and the United States equivalents were as follows:

                                                              2002     2001
                                                             -------  -------
         Canadian dollars                                    $3,051   $22,981
         U.S. dollars                                         2,970     7,824
                                                             -------  -------
                                                             $6,021   $30,805
                                                             =======  =======

5.   MARKETABLE SECURITIES

     Marketable securities are carried in the accounts at the lesser of quoted market value and cost. The current quoted market value of the securities is $6,600.

6.   CAPITAL ASSETS

                                                                 NET BOOK VALUE
                                                                ----------------
                                                                2002       2001
                                                                ----      ------
         Office furniture and equipment                         $ --      $2,424
                                                                ====      ======


7.   MINERAL PROPERTIES AND INTERESTS

     a.  Investment in Private Company

         The Company acquired a 15.72% interest in a private company incorporated in Nevada, U.S.A. The Nevada company is in the development stage and is exploring properties in southern Nevada (the "Eldorado Project"). It is unlikely that any benefit will accrue to the Company during the development stages and the Company's investment of $1,000,800 has been written down to a nominal value.

                              CENTRAL MINERA CORP.
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS

                                  JUNE 30, 2002

                           (EXPRESSED IN U.S. DOLLARS)




7.   MINERAL PROPERTIES AND INTERESTS (CONTINUED)

     b.  Mineral Property Interests

         The Company owns a 25% interest in five mineral claims in the Mackenzie Mining District of the Northwest Territories which are carried at a nominal value. The remaining 75% interest is owned by a public company under common management. The Company has abandoned its mineral interests in Mexico, Nicaragua and Nevada and all property-related costs have been expensed.

8.   CONVERTIBLE DEBENTURES

     The Company has completed a convertible debenture issue of U.S. $300,000, of which U.S. $175,000 was held in trust with the Company's lawyers at June 30, 2002. The debentures are unsecured, bear interest at 2% per annum, and have a maturity date of July 31, 2004. The debentures will be deemed to have been converted into units of the Company on July 31, 2003 in the ratio of one unit for each U.S. $.10 (3,000,000 units). Each unit will consist of, if the authorized capital of the company includes variable multiple voting common shares (Note 9), one variable multiple voting common share and one non-transferrable share purchase warrant to acquire one subordinate voting common share at $.30 per share, otherwise, one common share and one non-transferrable share purchase warrant to acquire two common shares at U.S. $.30 per share before July 31, 2004. Related parties have subscribed for U.S. $125,000 of the debentures.

         Funds received                                          $ 75,000
         Funds held in trust                                      175,000
                                                                 --------
         Balance at June 30, 2002                                 250,000
         Funds received subsequent to the year end                 50,000
                                                                 --------
         Total                                                   $300,000
                                                                 ========

9.   SHARE CAPITAL

     a.  Authorized and Proposed

         Unlimited number of common shares without par value

         The company intends to present for shareholder approval at its 2002 annual general meeting a resolution to alter its existing share capital into variable multiple voting common shares and subordinate voting common shares. The variable multiple voting common share will be identical to the subordinate shares except they will entitle the holder to more than one vote calculated on a predetermined ratio between the share classes. The variable multiple voting common shares will be convertible into subordinate shares at a ratio of 1:1 with a mandatory conversion if the then outstanding balance is less than 1,500,000 shares.

                              CENTRAL MINERA CORP.
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS

                                  JUNE 30, 2002

                           (EXPRESSED IN U.S. DOLLARS)



9.   SHARE CAPITAL (CONTINUED)

     b.  Issued

                                                       PRICE PER
                                                         SHARE          SHARES     CONSIDERATION
                                                       ---------      ----------   -------------
              Balance June 30, 2000                                   15,756,728    $40,165,855
              Shares issued
                  For cash - Private placement           $ .30         3,003,340        901,002
                  For debt settlement                    $.125         3,000,000        375,000
                                                                      ----------    -----------
              Balance June 30, 2001 and 2002                          21,760,068    $41,441,857
                                                                      ==========    ===========

     c.  Escrow Agreements

         Issued and outstanding share capital includes 2,562,500 shares of the Company which are subject to escrow agreements.

     d.  Share Purchase Options

         Details of director, employee and consultants share purchase options are as follows:

          BALANCE                         BALANCE
          JUNE 30,                        JUNE 30,       EXERCISE
           2001           CHANGE            2002           PRICE           EXPIRY DATE
         ---------       ---------       ---------       --------       ------------------
         1,100,000       (700,000)         400,000         $ .20        December 3, 2003
                --        700,000          700,000                      October 18, 2002
         1,065,000             --        1,065,000         $ .20        September 14, 2002
         ---------       --------        ---------
         2,165,000             --        2,165,000
         =========       ========        =========


     f.  Share Purchase Warrants

          BALANCE                         BALANCE
          JUNE 30,                        JUNE 30,        EXERCISE
           2001           CHANGE            2002            PRICE            EXPIRY DATE
         ---------       ---------       ---------       ----------       ------------------
         3,000,000              --       3,000,000       $.15/2 wts       November 30, 2003
         3,003,340              --       3,003,340       $.30/2 wts       November 30, 2003
         ---------       ---------       ---------
         6,003,340              --       6,003,340
         =========       =========       =========

         Under the conversion terms of the convertible debentures the company is obligated to issue 3,000,000 common shares and share purchase warrants by July 31, 2003.

                              CENTRAL MINERA CORP.
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS

                                  JUNE 30, 2002

                           (EXPRESSED IN U.S. DOLLARS)



10.  RELATED PARTY TRANSACTIONS

     The loan payable is from a shareholder and is unsecured, non-interest bearing and payable on demand.

     Accounts payable includes $Nil (2001 - $5,756) owing to a company controlled by a director/officer and a public company under common management. The amounts owing are unsecured with no fixed repayment terms.

     Related party transactions not separately disclosed elsewhere in these financial statements were as follows:

                                                                     2002        2001       2000
                                                                   -------     -------     -------
         Consulting or other fees paid to directors/officers
         or to companies controlled by directors/officers          $35,754     $59,769     $78,222
                                                                   -------     -------     -------
         Occupancy costs charged to companies controlled by a
         director/officer and a public company under common
         management                                                $29,135     $52,280     $36,285
                                                                   -------     -------     -------
         Sale of marketable securities to a public company
         under common management                                   $    --     $    --     $25,400
                                                                   =======     =======     =======

11.  COMMITMENTS AND CONTINGENCIES

     Subsequent to the year end, the Company entered into a management agreement, with a company controlled by a director, which requires minimum annual payments of approximately $118,000. The agreement contains a clause requiring a termination payment of approximately $60,000.

     The Company commenced an action to recover $264,000 claimed by certain former officers as remuneration for services rendered and termination payments. The amount has been paid into Court pending settlement of the action and was expensed during 2000. Any recoveries will be recorded as a reduction of costs in the period received.

12.  INCOME TAXES

     As at June 30, 2002, the Company has Canadian operating losses available to reduce future years' taxable income of approximately $3,780,000. The losses commence to expire in 2003. No future income tax benefit has been reflected in the financial statements.

                              CENTRAL MINERA CORP.
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS

                                  JUNE 30, 2002

                           (EXPRESSED IN U.S. DOLLARS)




13.  SEGMENTED INFORMATION

     The Company is organized based on geographic areas. Information by reportable segment is as follows:

                                                                        MEXICO AND
     2002                                   CANADA           USA           OTHER         TOTAL
     ----                                  --------         ------      ----------      --------
     Operations
          Interest income                  $   (199)        $   --        $   --        $   (199)
          Amortization                          912             --            --             912
          Administration and other          201,909             --            --         201,909
                                           --------         ------        ------        --------
          Loss for the year                $202,622         $   --        $   --        $202,622
                                           ========         ======        ======        ========
     Total assets                          $196,370         $   --        $   --        $196,370
                                           ========         ======        ======        ========


                                                                            MEXICO AND
     2001                                   CANADA              USA           OTHER           TOTAL
     ----                                  --------         ----------      ----------       --------
     Operations
          Interest income                  $ (22,169)       $       --        $    --        $(22,169)
          Amortization                        15,194                --             --          15,194
          Administration and other                           1,000,799             --         857,219
                                                            ----------        -------        --------
          Loss for the year                $(150,555)       $1,000,799        $    --        $850,244
                                           =========        ==========        =======        ========
     Total assets                          $  73,070        $        1        $    --        $ 73,071
                                           =========        ==========        =======        ========


                                                                       MEXICO AND
     2000                                   CANADA          USA           OTHER          TOTAL
     ----                                  --------       ------       ----------     -----------
     Operations
          Interest income                  $(11,067)      $   --        $     --      $   (11,067)
          Amortization                        8,940           --              --            8,940
          Administration and other          621,944        1,375         493,071        1,116,390
                                           --------       ------        --------      -----------
          Loss for the year                $619,817       $1,375        $493,071      $ 1,114,263
                                           ========       ======        ========      ===========
     Total assets                          $ 64,049       $    1        $    105      $    64,155
                                           ========       ======        ========      ===========


                              CENTRAL MINERA CORP.
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS

                                  JUNE 30, 2002

                           (EXPRESSED IN U.S. DOLLARS)




14.  RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED
     IN THE UNITED STATES ("US GAAP")

     These financial statements have been prepared in accordance with accounting principles generally accepted in Canada. A description of accounting principles that differ in certain respects from United States generally accounting principles follows:

     a.  Income Taxes

         For the purposes of U.S. GAAP, the Company adopted Financial Accounting Standards Board Statement No. 109 "Accounting for Income Taxes". Statement 109 changed the method companies use to account for income taxes from the deferral method to an asset and liability method. As indicated, the Company has unrecognized losses being carried forward for income tax purposes. As there is no certainty as to utilization of the losses, the benefit attributable thereto would be fully offset by a valuation allowance. Accordingly, the application of Statement 109 does not result in a material difference for U.S. GAAP accounting purposes.

     b.  Stock-Based Compensation

         For purposes of U.S. GAAP, the Company has chosen to apply the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB No. 25") "Accounting for Stock Issued to Employees" for measuring the value of stock-based compensation. The intrinsic value-based method requires that compensation expense be recorded at the time of granting for the excess of the quoted market price over the exercise price granted to employees and directors under stock option plans. If a stock option is not exercised, the compensation expense recorded in the previous period is reversed by decreasing the compensation expense in the period of forfeiture.

         For U.S. GAAP purposes, escrowed shares would be considered to be a compensatory arrangement between the Company and the holder of the shares. Accordingly, the difference between the fair value of shares at the time the shares are eligible for release from escrow and the issue price of the shares is recognized as a charge to income in the period they are eligible for release from escrow.

     c.  New Accounting Standards

         i. The Company has adopted the Statement of Financial Accounting Standards No. 130 ("SFAS 130") "Reporting Comprehensive Income" with no impact on U.S. GAAP differences.

         ii. The Company does not have any derivative or hedging instruments and, therefore, Statement of Financial Accounting Standards No. 133 ("SFAS 133") "Accounting for Derivative Instruments and Hedging Activity" has no impact on U.S. GAAP differences.

                              CENTRAL MINERA CORP.
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS

                                  JUNE 30, 2002

                           (EXPRESSED IN U.S. DOLLARS)



14.  RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED
     IN THE UNITED STATES ("US GAAP") (CONTINUED)

     c.  New Accounting Standards (Continued)

     The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and deficit is summarized below:


         June 30,                                                2002              2001               2000
         --------                                           ------------       ------------       ------------
         Share capital, under Canadian GAAP                 $ 41,441,857       $ 41,441,857       $ 40,165,855
         Adjustment for APB No. 25                                21,563             21,563             21,563
                                                            ------------       ------------       ------------
         Share capital under U.S. GAAP                      $ 41,463,420       $ 41,463,420       $ 40,187,418
                                                            ============         ==========       ============
         Deficit, under Canadian GAAP                       $(41,590,526)      $(41,387,904)      $(40,537,660)
         Adjustment for APB No. 25                               (21,563)           (21,563)           (21,563)
                                                            ------------        -----------       ------------
         Deficit, under U.S. GAAP                           $(41,612,089)      $(41,409,467)      $(40,559,223)
                                                            ============        ===========       ============



         Year Ended June 30,                                   2002            2001              2000
         -------------------                                ---------       ---------        -----------
         Loss for the period under Canadian GAAP            $(202,622)      $(850,244)       $(1,114,263)
         Adjustment for APB No. 25                                 --              --            655,312
                                                            ---------       ---------        -----------
         Net (loss) for the year under U.S. GAAP            $(202,622)      $(850,244)       $  (458,951)
                                                            =========       =========        ===========

         Net (loss) per share under U.S. GAAP               $    (.01)      $    (.04)       $      (.03)
                                                            =========       =========        ===========


     There is no effect on the statement of cash flow for the difference between Canadian GAAP and U.S. GAAP.

ITEM 18. FINANCIAL STATEMENTS


The Company has elected to report under Item No. 17.


ITEM 19. EXHIBITS


THE FOLLOWING EXHIBITS ARE FILED WITH THIS REPORT:

1. Management Services Agreement dated July 18, 2002.

2. Voting Trust Agreement dated July 18, 2002.

3. Consulting Services Agreement dated October 1, 1999

4. Amendment to the Option Agreement dated

The following exhibits filed are by incorporation to the Registration Statement or Annual Report referenced:

Filed and incorporated herein by reference to the Company's October, 1994 Registration Statement:

     5.  Certificate of Incorporation; Company Act Memorandum; Articles

     6.  Consent to Transfer Within Escrow

     7. Agreement dated December 29, 1989 between Richard Palmer and Delgratia Developments Ltd., as amended February 1 and September 1, 1991; Agreement dated June 27, 1991 between Delgratia Developments Ltd. And Multiplex Resources Ltd; Agreement dated August 17, 1992 between Delgratia Developments and Michael Marvin Magrum.

     8.  Letter of Intent dated June 23, 1993 with CanAlaska Resources Ltd.

     9. Letter of Intent dated June 8, 1994 with North Atlantic Resources S.A., as amended June 14, 1994

     10. Letter of Intent dated May 5, 1994 with 419353 B.C. Ltd.

     11. Letter of Intent dated May 16, 1994 with Eduardo Boullosa

     12. Directors and Employees Incentive Stock Option Agreements with each of Terry Alexander, David Robinson, David Alexander, Jason Shepard and Anne Eilers.

     13. Acceptance of Listing Agreement dated June 24, 1992 from the Vancouver Stock Exchange and Conditional Listing Letter dated June 15, 1992.

     14. Letter dated February 4, 1994 from the Vancouver stock exchange as to the Company's Private Placement Submission No. 58632

     15. Letter to the Vancouver Stock exchange regarding the company's Private Placement of 1,000,000 Units at $2.42 per Unit.

     16. Letter dated October 26, 1993 from the Vancouver Stock Exchange as to the Company's Private Placement Submission No. 65629.

     17. Memorandum of Agreement dated October 6, 1994 between Delgratia Developments Ltd. and International CanAlaska Resources Ltd.

     18. Service Agreement dated May 6, 1994 between Delgratia Developments Ltd. and 419353 BC Ltd.

     FILED AND INCORPORATED HEREIN BY REFERENCE TO THE ANNUAL REPORT DATED AUGUST 29, 1996:

     19. Option Agreements on Mexican properties for Columbia, El LeonIII, El Barril, Ex-Jet, San Juan, El Torito, and San Quintin.

     20. Geophysical and Geochemical Methods for Mapping Gold-Bearing structures in Nicaragua by R.S. Middleton & E.E. Campbell.

     21. Agreement between North Atlantic Resources, S.A. and Delgratia Developments Ltd. dated October 19, 1994.

     22. Agreement between Delgratia Mining Corporation and WMC (Nicaragua) Inc. dated April 1, 1995

     FILED AND INCORPORATED HEREIN BY REFERENCE TO THE ANNUAL REPORT DATED DECEMBER 12, 1996:

     23. Option Agreement on Mexican properties for Los Placeres, San Quintin, Juan Sebastian, Chapala, AT-PVG, Arco Iris I, Arco Iris II, Terry.

     24. Agreement dated December 7, 1995 between Pinewood Resources Ltd. and Delgratia Mining Corporation, amendment thereto dated January 15, 1996 and V.S.E. acceptance letter dated January 31, 1996.

     25. Letter dated August 21, 1996 from the V.S.E. confirming the Company's voluntary delisting effective the close of business August 23, 1996.

     26. Agreement between Delgratia Mining Corporation, Philgold Investments Inc., Nevada Gold Corp., and Valley Gold Corp. dated November 7, 1996.

     27. Delgratia Mining Corporation 1996 Stock Option Plan dated November 6, 1996.

     FILED AND INCORPORATED HEREIN BY REFERENCE TO THE ANNUAL REPORT DATED JANUARY 13, 1998:

     28. Standstill and Amending Agreement between Delgratia Mining Corporation, Philgold Investments Inc., Nevada Gold Corp., and Valley Gold Corp. dated June 17, 1997.

     29. Lock-up and Escrow Agreement and Amendment thereto, between Delgratia Mining Corporation, Pacific Corporate Trust and Philgold Investments Inc. dated April 9, 1997

     FILED AND INCORPORATED HEREIN BY REFERENCE TO THE ANNUAL REPORT DATED JANUARY 6, 1999:

     30. Further Amending Agreement between Delgratia Mining Corporation, Philgold Investments Inc., Nevada Gold Corp., and Valley Gold Corp. dated January 15, 1998.

     31. Third Amending Agreement between Delgratia Mining Corporation, Philgold Investments Inc., Nevada Gold Corp., and Valley Gold Corp. dated June 18, 1998.

     32. Fourth Amending Agreement between Delgratia Mining Corporation, Philgold Investments Inc., Nevada Gold Corp., and Valley Gold Corp.

     33. Second Amendment to Lock-up and Escrow Agreement and Amendment thereto, between Delgratia Mining Corporation, Pacific Corporate Trust and Philgold Investments Inc.

     34. Third Amendment to Lock-up and Escrow Agreement and Amendment thereto, between Delgratia Mining Corporation, Pacific Corporate Trust and Philgold Investments Inc.

     35. Fourth Amendment to Lock-up and Escrow Agreement and Amendment thereto, between Delgratia Mining Corporation, Pacific Corporate Trust and Philgold Investments Inc.

     36. Report on the Columbus, Kuikuinita and Kisalala Concessions, Nicaragua by Behre Dolbear & Company, Inc. dated February 1998.

     37. Memorandum of Understanding dated December 9, 1998 entered into by the Class Action Plaintiffs and the Settling Defendants which included Delgratia Mining Corporation.

     FILED AND INCORPORATED HEREIN BY REFERENCE TO THE ANNUAL REPORT DATED DECEMBER 24, 1999:

     38. Notice of Filing Stipulation of Settlement and Attendant Proposed
         Orders.

     39. Share Purchase Agreement between Caballo Holdings Corporation, Industrias Amalgamada, S.A. and Mangalarga Holdings Corporation.

     40. Fifth Amendment to Lock-up and Escrow Agreement and Amendment thereto, between Delgratia Mining Corporation, Pacific Corporate Trust and Philgold Investments Inc.

     41. Option and Joint Venture Agreement between Central Minera Corp. and Lysander Minerals Ltd. for the Terry Concessions in Baja California dated November 15, 1999.

     42. Certificate of Continuance of Central Minera Corp. to the Yukon Territories with By-Laws of the Corporation.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                            CENTRAL MINERA CORP.

                                            By:  /s/ Michael Cytrynbaum
                                                 ----------------------
                                                 Michael  Cytrynbaum,
Date:  November 27, 2002                         President and Director




                                 CERTIFICATIONS

I, MICHAEL CYTRYNBAUM, CERTIFY THAT:

1. I HAVE REVIEWED THIS ANNUAL REPORT ON FORM 20-F OF CENTRAL MINERA CORP.

2. BASED ON MY KNOWLEDGE, THIS ANNUAL REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS ANNUAL REPORT;

3. BASED ON MY KNOWLEDGE, THE FINANCIAL STATEMENTS, AND OTHER FINANCIAL INFORMATION INCLUDED IN THIS ANNUAL REPORT, FAIRLY PRESENT IN ALL MATERIAL RESPECTS THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS OF THE REGISTRANT AS OF, AND FOR, THE PERIODS PRESENTED IN THIS ANNUAL REPORT;


November 27, 2002


                                            /s/ MICHAEL CYTRYNBAUM

                                            MICHAEL CYTRYNBAUM