Form 20-F
CENTRAL MINERA CORP
filed 2003-12-01
CIK 927426

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For Fiscal Year Ended June 30, 2003
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Transition Period from _____________ to________________ COMMISSION FILE NO. 0-24570
                              CENTRAL MINERA CORP.
                    (FORMERLY, DELGRATIA MINING CORPORATION)
             (Exact name of registrant as specified in its charter)
                                  YUKON, CANADA
                 (Jurisdiction of incorporation or organization)

                          1040-885 WEST GEORGIA STREET,
                  VANCOUVER, BRITISH COLUMBIA, CANADA V6C 3E8
              (Address of principal executive offices) (Zip Code)


                                 (604) 687-6191
              (Registrant's telephone number, including area code)

        SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT: None

           SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
                           SUBORDINATE VOTING SHARES
                                 (NO PAR VALUE)
                                 Title of Class

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of June 30, 2003, the Registrant had 22,163,682 Subordinate Voting shares (previously Common shares prior to redesignation) outstanding. On July 31, 2003, 3,000,000 Variable Multiple Voting shares were issued and outstanding.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes   X               No
    -----                -----

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17   X    Item 18
        -----          -----

(APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. [X]

TABLE OF CONTENTS


                                                                                       Page
                                                                                       ----
                                     PART I

Item 1.  Identity of Directors, Senior Management and Adviser .......................    3
Item 2.  Offer Statistics and Expected Timetable ....................................    3
Item 3.  Key Information ............................................................    3
Item 4.  Information on the Company .................................................    8
Item 5.  Operating and Financial Review and Prospects ...............................    9
Item 6.  Directors, Senior Management and Employees .................................   12
Item 7.  Major Shareholders and Related Party Transactions ..........................   15
Item 8.  Financial Information ......................................................   17
Item 9.  The Offer and Listing ......................................................   18
Item 10. Additional Information .....................................................   20
Item 11. Quantitative and Qualitative Disclosures about Market Risk .................   25
Item 12. Description of Securities other than Equity Securities .....................   25

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies ............................   25
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds   26
Item 15. Controls and Procedures ....................................................   27
Item 16  Audit Committee Financial Expert ...........................................   27
Item 17. Financial Statements .......................................................   28
Item 18. Financial Statements .......................................................   43
Item 19. Exhibits....................................................................   43
         Certifications

PART I



ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable to Form 20-F filed as an Annual Report.


ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable to Form 20-F filed as an Annual Report.


ITEM 3.  KEY INFORMATION

A.  SELECTED FINANCIAL DATA.

         Central Minera Corp. (the "Company" or "Central Minera") has a limited history of operations and has not generated any operating revenues. The following table sets forth, for the periods and the dates indicated, selected financial and operating data for the Company. Certain prior years' amounts have been reclassified to conform to the presentation used for the years ended June 30, 2003, 2002 and 2001. This information should be read in conjunction with the Company's Financial Statements and Notes thereto and "Item 5 - Operating and Financial Review and Prospects" included elsewhere herein. The selected financial data provided below is not necessarily indicative of the future results of operations or financial performance of the Company. To date the Company has not paid any dividends on the shares and it does not expect to pay dividends in the foreseeable future.

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

(In thousands of US dollars except per share amounts)

                                                   2003          2002           2001         2000         1999
                                               ---------      ---------      ----------   ----------   ----------
Statements of Loss Data:

  Revenues .................................   $      19      $      33      $      85    $      34    $     161

  Net loss - Canadian GAAP .................        (186)          (202)          (850)      (1,114)     (11,112)
  Net income (loss) - US GAAP ..............        (177)          (202)          (850)        (459)      (7,342)
  Net loss per share - Canadian GAAP .......       (0.01)         (0.01)         (0.04)       (0.08)       (0.88)
  Net income (loss) per share - US GAAP ....       (0.01)         (0.01)         (0.04)       (0.03)       (0.58)
  Weighted average Common shares outstanding      21,826         21,760         21,760       14,234       12,607
Statements of Cash Flows Data:
  Cash provided by (used in):
     Operating activities- .................        (239)          (120)           133         (619)      (1,260)
     Financing activities- .................         302             95            901          330          375
     Investing activities- .................          (3)           --          (1,005)         (33)      (3,650)

Balance Sheet Data (end of period)
  Total Assets .............................          95            196             73           64        1,322
  Net Asset ................................          71            101             54            3          787
  Capital Stock - Canadian GAAP ............      41,548         41,442         41,442       40,541       40,211
                - US GAAP...................      41,560         41,463         41,463       40,562       40,887
  Long Term Obligations ....................        --          250,000           --           --           --

B.  CAPITALIZATION AND INDEBTEDNESS.

         Not applicable to Form 20-F filed as an annual report.

C.  REASONS FOR THE OFFER AND USE OF PROCEEDS.

         Not applicable to Form 20-F filed as an annual report.

D.  RISK FACTORS.

FORWARD LOOKING STATEMENTS

         This Report includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions of future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates", or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved) are not statements of historical facts and may be "forward-looking statements". Forward-looking statements are based on expectations, estimates and projections at the time the statements are made and include, but are not limited to, the statements under "Item 5 - Operating and Financial Review and Prospects" and located elsewhere herein regarding industry prospects and the Company's financial position. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations are more fully disclosed herein. Important risks include the Company's lack of cash flow and resultant need for additional funding, the risks associated with resource exploration and development, the fact that there are no proven reserves on the Company's properties, risks associated with the property title, currency fluctuation, unstable metal prices, and various environment and political situations. All subsequent written and oral forward-looking statements attributed to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.

         THE COMPANY'S BUSINESS IS SUBJECT TO A NUMBER OF RISK FACTORS THAT ARE SET FORTH BELOW:

     o THE COMPANY HAS NO HISTORY OF CASH FLOW FROM OPERATIONS AND MAY REQUIRE ADDITIONAL FUNDS TO CONDUCT FURTHER EXPLORATION ACTIVITIES.

         Currently the Company has an indirect interest in only one property. The property has no known reserves and it appears very unlikely that it will advance to the commercial production stage. The Company has no history of earnings or cash flow from operations. Historically, the only source of funds available to the Company is through (i) the sale of its equity shares or (ii) borrowings. Even if the results of future exploration programs are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercial deposit exists on any of its properties. While the Company may generate additional working capital through the operation, development, sale or possible syndication of its properties, there is no assurance that any such funds will be available for operations.

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

     o THERE IS NO CERTAINTY THAT ANY EXPENDITURES MADE BY THE COMPANY IN THE EXPLORATION OF ITS INDIRECT INTEREST IN THE PROPERTY WILL RESULT IN DISCOVERIES OF MINERALIZED MATERIAL IN COMMERCIAL QUANTITIES.

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

     o CONFLICTS OF INTEREST MAY ARISE BECAUSE ONE OF THE COMPANY'S DIRECTORS IS ALSO A DIRECTOR OF OTHER MINERAL RESOURCE COMPANIES.

         Mr. Michael Cytrynbaum, one of the Company's Directors, serves as a Director of Callinan Mines Limited which is a resource exploration and/or development company. To the extent that such other companies may participate in ventures in which the Company may participate, Mr. Cytrynbaum may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In addition, conflicts of interest may arise from time to time, as a result of the Company engaging in transactions in which Directors and Officers of the Company may have an interest. PLEASE REFER TO "ITEM 7 - RELATED PARTY TRANSACTIONS."

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

     o THE COMPANY CURRENTLY HAS SHARES RESERVED FOR FUTURE ISSUANCE THAT WHEN ISSUED WILL CAUSE AN EQUITY DILUTION TO THE CURRENT STOCKHOLDERS.

         The Company has reserved, as of June 30, 2003, 1,925,000 Subordinate Voting shares for issuance upon the exercise of incentive stock options (please refer to Item 6.B Stock Option Plan); 3,000,000 Variable Multiple Voting shares for issuance upon conversion of its outstanding convertible debentures, and 6,966,454 Subordinate Voting shares for issuance upon exercise of outstanding warrants. Furthermore, the Company may enter into commitments in the future, which would require the issuance of additional Subordinate Voting shares and may grant additional stock options and warrants. Issuance of additional shares would be subject to certain regulatory approvals and compliance with applicable securities legislation.

     o THE COMPANY HAS ISSUED 3,000,000 VARIABLE MULTIPLE VOTING SHARES WHICH CARRY 55% OF THE VOTE.

     On July 31, 2003 under the terms of an outstanding Convertible Debenture, the Company issued 3,000,000 Variable Multiple Voting shares. Directors and Officers of the Company hold or control 2,500,000 Variable Multiple Voting shares. Accordingly management will have effective control of the Company's business affairs. PLEASE REFER TO "ITEM 10. ADDITIONAL INFORMATION" AND "ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS".

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

B.  BUSINESS OVERVIEW.

         Up until recently the focus of the Company had consisted of, the exploration for and, if warranted, development of precious metal properties. The Company's activities had been focused on the acquisition and exploration of mining properties located in Canada, Mexico, Nicaragua and the United States. As each of the Company's mineral properties was without a known body of proven reserves, due to financial considerations such as property holding costs and exploration commitments, the Company has either liquidated its investments or has allowed, or is in the process of allowing, its options, to lapse in all of these countries.

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

         The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to complete sufficient work on any future properties to determine the existence of gold reserves on the properties or, if warranted, to establish the feasibility of production from such reserves. Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and development with the possible loss of properties. The Company's operations are subject to certain risks, including currency fluctuations.

         The Company has abandoned its mineral interests in Mexico, Nicaragua and Nevada and all property-related costs have been expensed. In the year ended June 30, 2001 the Company wrote down its $1,000,800 investment in Cactus Gold Corp. (a privately held company conducting exploration programs in Nevada). An option granted to an unaffiliated corporation to acquire the Company's interest in and to the California Mine Crown Grants situated in the Kootenay Land District has lapsed. All funds invested by the Company are lost when no economic mineralization is found in an area and the concession is abandoned.

            The Company owns a 25% interest in five mineral claims in the Mackenzie Mining District of the Northwest Territories. This interest is carried at a nominal value and the property is now abandoned.

REAL PROPERTY

         The Company's executive offices are located in Vancouver. The office space is provided to the Company under a Management Services Agreement dated July 18, 2002 (the "Management Agreement") between the Company and First Fiscal Management Ltd., a privately held corporation ("FFM"). FFM is controlled by Michael Cytrynbaum. Mr. Cytrynbaum is one of the Company's Directors and its Chief Executive Officer. The Company believes that its current facilities are adequate for the Company's current operating level and presently foreseeable growth. Under the terms of the Management Agreement, the Company pays FFM approximately $10,000 per month. Effective March 1, 2003, in order to assist Central Minera in managing cash flow constraints, FFM voluntarily agreed to accept one-half of the monthly fee payable pursuant to the Management Agreement, as a temporary reduction for an indefinite period of time. The Management Agreement may be terminated by FFM on 60 days notice and by the Company on not less than 6 months notice. The Company believes that the terms of the Management Agreement are as favorable as those that could be obtained from an unaffiliated third party. PLEASE REFER TO "ITEM 7 - RELATED PARTY TRANSACTIONS."

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

B.  OPERATING RESULTS.

         YEAR ENDED JUNE 30, 2003 COMPARED TO THE YEAR ENDED JUNE 30, 2002

During the year ended June 30, 2003 ("Fiscal 2003"), the Company incurred a loss of $185,888 compared with a loss of $202,622 for the year ended June 30, 2002 ("Fiscal 2002"). This operating loss was partially offset by a one time only payment in settlement of the lawsuit against former management. PLEASE REFER TO "ITEM 8.A. - SUIT AGAINST FORMER OFFICERS AND DIRECTORS". The company incurred administrative expenses of $301,313 in Fiscal 2003 as compared to $234,565 in Fiscal 2002. Significant variances include: (i) an increase of $66,814 in consulting fees due to the inclusion of office space in the Management Agreement and offset by a decrease in rent of $59,950; (ii) an increase in travel and promotion of $20,373; (iii) and reduction of accounting and audit fees of $15,704; and (iv) and increase in legal expenses of $53,916.

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

C.  LIQUIDITY AND CAPITAL RESOURCES.

WORKING CAPITAL

         On June 30, 2003 the Company had a working capital of $71,000 as compared to a working capital of 101,000 at June 30, 2002. As none of the Company's mineral properties have advanced to the commercial production stage and it has no history of earnings or cash flow from operations, the Company relies on the sale of its equity shares for its source of funds. The Company completed a convertible debenture issue of U.S. $300,000 on July 18, 2002. On May 30, 2003, the Company completed a private placement of $96,611, of which $21,611 settled an existing debt. Cumulatively, from the Company's inception, it has raised $25,713,468 through the sale of its securities.

         The Company's major use of funds has been in connection with its operations and mineral property expenditures. In order to reduce operational and mineral property expenditures, the Company has reduced staff, and sold its major properties. The Company anticipates that it will continue to have losses from operations until it can advance its properties to the commercial production stage.

         During the past four years, the Company has reduced its operating costs to approximately $250,000 per annum. The Company has no material commitments for capital expenditure in the current fiscal year. The Company, in its opinion, may not have sufficient working capital for the Company's present requirements. If necessary, the Company would seek to obtain additional working capital by way of private placement of equity shares and/or by borrowing requisite funds from shareholders. The Company has no agreements with any third party to provide such financing and no assurance can be given that such financing will be available if needed.

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

RECENT FINANCINGS

         The Company completed a convertible debenture issue of U.S. $300,000 on July 18, 2002. Related parties subscribed $250,000 for the debentures. The debentures converted to Units of the Company on July 31, 2003 in the ratio of one unit for each $0.10 (3,000,000 units). The Units consist of one Variable Multiple Voting share and one non-transferable share purchase warrant to acquire one Subordinate Voting share at $0.10 per share. PLEASE REFER TO ITEM 10 - ADDITIONAL INFORMATION A. SHARE CAPITAL.

         A private placement of 966,114 Units at a price of $0.10 per Unit for gross proceeds of $96,611.49 was completed on June 5, 2003. Each Unit consists of one Subordinate Voting share in the capital of Central Minera and one warrant entitling the holder to acquire one additional Subordinate Voting share at a price of $0.10 per Subordinate Voting share until June 5, 2005. 750,000 of the Units were paid for in cash and 216,114 Units were issued as consideration for settlement of an existing demand liability.


D.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

E.  TREND INFORMATION.

MARKET RISK SENSITIVE INSTRUMENTS

The Company does not hold any market risk sensitive instruments other than 75,000 shares of Pinewood Resources Ltd., a British Columbia corporation, and 25,000 shares of Island Arc Mining Corp. which have a market value at June 30, 2003 of $13,925. Given the limited impact of foreign currency fluctuations, the Company does not hedge its foreign currency net investments with currency borrowings or other hedging instruments.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT.

         The following table provides the full name of the Directors of the
Company:


Name and place of residence          Age            Director since
---------------------------          ---            --------------
Michael Cytrynbaum                    62            July 18, 2002
Montreal, Quebec
Murray F. Kosick                      53            May 5, 1999
Victoria, B.C.
Reinhard Siegrist                     56            December 16, 1997
Wettswil, Switzerland

         Mr. Michael Cytrynbaum is President of First Fiscal Management Ltd. a private company involved in financial reorganizations, financial and real estate workouts and consulting, and start up companies. Mr. Cytrynbaum also serves as chairman of two publicly traded companies, Look Communications Inc., a Canadian broadcast and internet services provider, and Ignition Point Technologies Corp. a Vancouver based broadband technology company and is a Director of two junior resources companies, Callinan Mines Limited and Central Minera Corp. as well as being a Director of Peer 1 Network Enterprises, Inc., a provider of high performance internet bandwidth. Mr. Cytrynbaum has been a Director of Central Minera Corp. since July 18, 2002.

         Dr. Murray Kosick has been an associate in a private dental practice for the past four years. Dr. Kosick sold his private dentist practice thirteen years ago and returned to dentistry from retirement four years ago. Dr. Kosick has been a Director of Central Minera Corp. since May 5, 1999.

         Mr. Reinhard Siegrist is a Certified Accountant of Switzerland. Mr. Siegrist was a former Director of Aton Asset Management, Zurich and is currently an independent investor and financial advisor. Mr. Siegrist has been a Director of Central Minera Corp. since December 16, 1997.

B.  COMPENSATION.

         No executive Officer of the Company was paid more than $40,000 in compensation during the financial year. The following table provides a summary of the compensation earned by Michael Cytrynbaum during the financial year ended June 30, 2003 and by the former president, Ms. Anne Eilers during the financial years ended June 30, 2002, June 30, 2001 and June 30, 2000:


                           SUMMARY COMPENSATION TABLE

                                   ANNUAL COMPENSATION                              LONG-TERM COMPENSATION
                             ------------------------------                       --------------------------
NAME AND                                                        OTHER ANNUAL      SECURITIES UNDER OPTIONS
PRINCIPAL POSITION           YEAR      SALARY        BONUS      COMPENSATION            GRANTED(#)
------------------           ----      ------        -----      ------------      ------------------------

Michael Cytrynbaum (3)       2003      Nil           Nil        $94,000(4)             500,000

Anne C. Eilers(1)            2002      US$35,754(2)  $Nil       $Nil                         0
President and CEO
                             2001      US$59,769(2)  Nil        $Nil                   425,000
                             2000(1)   US$53,974(2)  Nil        $Nil                   375,000

(1) From May 5, 1999 to March 13, 2000 Ms. Eilers was Secretary of the Company. On March 13, 2000 she was appointed President of the Company. Ms. Eilers resigned as President on July 18, 2002.

(2) The amounts shown were paid to Ms. Eilers, A.C. Eilers & Associates Management Corp. and Buzz Communications Inc., both companies controlled by Anne C. Eilers.

(3)  Michael Cytrynbaum was appointed President of the Company on July 18, 2002.

(4)  The amount shown was paid to First Fiscal Management Ltd.

In addition, Michael Cytrynbaum was granted an option to acquire up to 500,000 shares at a price of $0.20 per share. PLEASE REFER TO "STOCK OPTION PLAN" BELOW.

STOCK OPTION PLAN

         At the annual meeting held in December 1996 the shareholders of the Company approved the adoption of a Stock Option Plan designed to enable the Company to attract, retain and motivate qualified employees. Certain amendments to the Plan were approved by our shareholders in December 1999. As amended, the Plan allows us to grant options to present and former Directors, Officers, employees, consultants and advisors. The Plan is administered by our Board of Directors which is authorized to decide to whom options may be granted, the number of options granted to any person, the exercise price, which may not be less than $0.15 per share, the term (which may not be longer than 10 years from the date of grant) and any restrictions upon exercise. A maximum of 3,000,000 Subordinate Voting shares may be made subject to options under the Plan. There are currently 1,925,000 outstanding options, all exercisable at US$0.20 per Subordinate Voting share. 600,000 of the outstanding options expire on December 31, 2003 and the remaining 1,325,000 expire on or before December 31, 2005. These 1,325,000 outstanding options are held by our Directors and senior Officers. No options were exercised in the financial year ended June 30, 2003.

         On October 7, 2002 the Board of Directors approved the grant of an option to Mr. Cytrynbaum to purchase up to 500,000 shares at a price of US$0.20 and also approved (a) the extension from December 3, 2003 to December 31, 2005 of the expiry date on an aggregate of 200,000 options previously granted to Murray Kosick and Reinhard Siegrist and (b) the grant to each of them of new options to purchase 150,000 shares at a price of US$0.20 each expiring on December 31, 2005. In addition, options to purchase an aggregate of 75,000 shares at a price of US$0.20 and expiring on December 31, 2005 were granted to certain Officers and employees.

         On April 1, 2003 options to purchase up to 850,000 Subordinate Voting shares at $0.20 per share were granted to certain Officers and consultants. 600,000 of these outstanding options expire on December 31, 2003 and the remaining 250,000 expire on December 31, 2005.

         The following table sets forth certain information regarding the outstanding options at June 30, 2003:

                         SUBORDINATE VOTING
                              SHARES                                          VALUE OF UNEXERCISED
                           UNDER OPTION                                     IN THE MONEY OPTIONS AT
                           JUNE 30, 2003          EXERCISE    EXPIRATION         JUNE 30, 2003
HOLDERS               EXERCISABLE/UNEXERCISABLE    PRICE         DATE       EXERCISABLE/UNEXERCISABLE
-------               -------------------------   --------    ----------    -------------------------
MICHAEL CYTRYNBAUM         500,000                  $0.20      12/31/05            Nil
REINHARD SIEGRIST          250,000                  $0.20      12/31/05            Nil
CARLO CIVELLI              250,000                  $0.20      12/31/05            Nil
BARBARA WEST                25,000                  $0.20      12/31/05            Nil
JOAN JAMIESON               50,000                  $0.20      12/31/05            Nil
MURRAY KOSICK              250,000                  $0.20      12/31/05            Nil
ANNE EILERS                300,000                  $0.20      12/31/03            Nil
GORDON ELLIS               300,000                  $0.20      12/31/03            Nil


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

D.  EMPLOYEES.

         At the end of the year ended June 30, 2003, the Company had one part-time employee.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS.

         As far as is known, the Company is not directly or indirectly owned or controlled by any corporation or by any foreign government. The following table sets forth certain information, as at October 31, 2003, concerning (i) persons and companies that own of record or are known by the Company to own beneficially, directly or indirectly, more than 5% of the outstanding shares and
(ii) beneficial ownership by the Company's Directors and members of its administrative, supervisory or management bodies, of outstanding shares:



                                     NUMBER OF SHARES BENEFICIALLY OR
NAME AND ADDRESS OF SHAREHOLDER               DIRECTLY OWNED                  PERCENTAGE OF CLASS
-------------------------------      --------------------------------         -------------------
Carlo Civelli                         794,114 Subordinate Voting shares           3.6%
                                      2,250,000 Variable Multiple Voting         75.0%
                                      shares(1)

Philgold Investments Inc.             2,000,000 Subordinate Voting shares         9.0%

Michael Cytrynbaum                    1,004,590 Subordinate Voting shares(2)      4.5%

Dr. Murray F. Kosick                  809,001 Subordinate Voting shares(3)        3.6%
                                      250,000 Variable Multiple Voting shares     8.3%

Reinhard Siegrist                     650,000 Subordinate Voting shares(4)        2.9%

Officers and Directors as a Group     3,257,705 Subordinate Voting shares        14.7%
(4 people)                            2,500,000 Variable Multiple Voting         83.3%
                                      shares(5)

1. Includes 250,000 options to acquire Subordinate Voting shares (see ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - Stock Option Plan). Does not include 250,000 warrants to purchase 250,000 Subordinate Voting shares exercisable at $0.10 expiring on June 5, 2005. Does not include 216,114 warrants to purchase 216,114 Subordinate Voting shares exercisable at $0.10 expiring on June 5, 2005 held by Clarion Finanz A.G. nor 500,000 warrants to purchase 500,000 Subordinate Voting shares exercisable at $0.10 expiring on July 31, 2004 also held by Clarion Finanz A.G. Does not include 1,750,000 warrants to purchase 1,750,000 Subordinate Voting shares exercisable at $0.10 expiring on July 31, 2004 held by Acacia Management Ltd.

2. Mr. Cytrynbaum exercises voting control or direction over these shares pursuant to an agreement dated as of July 18, 2002, but in respect of which he disclaims any beneficial interest. Includes 500,000 options to acquire Subordinate Voting shares (see ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - Stock Option Plan).

3. Includes 250,000 options to acquire Subordinate Voting shares (see ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - Stock Option Plan). Does not include 100,000 warrants to purchase 100,000 Subordinate Voting shares exercisable at $0.10 expiring on June 4, 2005 or 250,000 warrants to purchase 250,000 Subordinate Voting shares exercisable at $0.10 expiring on July 31, 2004.

4. Includes 250,000 options to acquire Subordinate Voting shares (see ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - Stock Option Plan), and 300,000 warrants to acquire 150,000 Subordinate Voting shares at $0.10 per share, expiring on November 30, 2003, and 400,000 warrants to acquire 400,000 Subordinate Voting shares at $0.10 per share, expiring on June 5, 2005 held by Mr. Siegrist.

5. The Directors and Officers as a group control or direct 52.4% of the total voting rights of the shares of the Company.

OPTIONS TO PURCHASE SECURITIES FROM THE COMPANY OR SUBSIDIARIES

         Please refer to "ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES" for a detailed discussion of the Company's Stock Option Plan and outstanding options.

SHARE PURCHASE WARRANTS

         On May 16, 2003, the directors of the Company passed a resolution to reduce the exercise price of outstanding warrants previously issued and contemplated to be issued under the terms of the convertible debenture. It was determined that the exercise price of the warrants were no longer competitive. The directors believe that it was in the best interests of the Company to reduce the exercise price of such warrants to encourage investors to exercise the warrant.

         As at June 30, 2003 there were 6,969,454, share purchase warrants issued and outstanding. 6,003,340 warrants expire on November 30, 2003 and the remaining 966,114 expire on June 5, 2005. The 6,003,340 outstanding warrants expiring on November 30, 2003 were repriced on June 2, 2003. Of the outstanding warrants, 3,000,000 are exchangeable at two warrants per Subordinate Voting share at $0.10 (formerly $0.15), 3,003,340 are exchangeable at two warrants per Subordinate Voting share at $0.10 (formerly $0.30) and 966,114 are exchangeable at one warrant per Subordinate Voting share at $0.10. On July 31, 2003 3,000,000 share purchase warrants to acquire 3,000,000 Subordinate Voting shares at $0.10 per share were issued under the terms of the convertible debenture.

         On November 7, 2003, the directors of the Company resolved to extend the expiry date of 6,003,340 share purchase warrants from November 30, 2003 to May 30, 2004.

         The following table indicates the approximate number of record holders of shares as at November 14, 2003, the number of record holders of shares with United States addresses and the portion and percentage of shares so held in the United States. On such date, 25,163,682 Subordinate Voting shares in the capital of the Company and 3,000,000 Variable Multiple Voting shares were outstanding.


   TOTAL            NUMBER OF
 NUMBER OF          REGISTERED             NUMBER OF              PERCENTAGE OF SHARES
  HOLDERS          U.S. HOLDERS      SHARES HELD IN THE U.S.        HELD IN THE U.S.
-----------        ------------      -----------------------      --------------------
   646                 514                 10,474,503                     42%

         Depositories, brokerage firms and financial institutions hold a substantial number of Subordinate Voting shares in "street names." The computation of the number and percentage of Subordinate Voting shares held in the United States is based upon the number of Subordinate Voting shares held of record by holders with United States addresses. United States residents may beneficially own Subordinate Voting shares held of record by non-United States residents.

B.  RELATED PARTY TRANSACTIONS.

         During the years ended June 30, 2003, 2002, 2001, and 2000 the Company paid consulting or administration fees to the following Directors or Officers:

 NAME                                     2003        2002          2001         2000
 ----                                   --------   ----------   -----------   -----------
 A.C. Eilers & Associates(1)                        $  7,677     $  15,938     $  15,000
 Buzz Communications Inc.(1)                          15,995        43,831        57,100
 First Fiscal Management Ltd.(2)         $94,390         --            --            --

1.   A company controlled by Anne Eilers.

2.   A company controlled by Michael Cytrynbaum.

         During the period from July 1, 2002 to the date hereof, none of the Directors, Officers, of the Company or their respective associates have been indebted to the Company. Please also refer to ITEM 6. above.

ITEM 8.  FINANCIAL INFORMATION

A.  STATEMENTS AND OTHER FINANCIAL INFORMATION.

         See Item 17 for the Company's Financial Statements.

SUIT AGAINST FORMER OFFICERS AND DIRECTORS

         On May 19, 1999, the Company filed a motion against former Officers of the Company, Messrs. Lavarack and Manning, respectively, to recover $264,000. The $264,000 was paid to Messrs. Lavarack and Manning by the Company, by these two previous Officers to themselves or their holding companies on April 30, 1999, the date of their respective resignation. On May 19, 2000, the Company obtained an ex parte Order requiring Messrs. Lavarack and Manning to pay these sums into a Court account (and/or lawyer's trust account) pending resolution of the action. Funds have either been paid into Court or are held in lawyer's trusts accounts. A settlement was reached between all parties on December 19, 2002. The Agreement and Mutual Release dated December 8, 2002 is attached as
Exhibit 2. Please refer to "ITEM 19. EXHIBITS".

         In December, 2002 a Writ of Summons was filed against the Company by a former Director claiming costs for legal representation. This matter was settled out of court and the Company settled the claim with payment of $50,000.

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

B.  SIGNIFICANT CHANGES.

         The shareholders of the Company approved by special resolution a change to the articles of the Company at the annual general meeting held on December 17, 2002. The Articles of the Company were amended to create a class of 3,000,000 Multiple Variable Voting Shares and to redesignate the existing Common shares as Subordinate Voting shares without any change in their rights. Please refer to "ITEM 19. EXHIBITS".

         Subsequent to June 30, 2003, the Company issued 3,000,000 Multiple Variable Voting Shares as required under the terms of the convertible debenture. The debentures were converted into units of the Company on July 31, 2003 in the ratio of one unit for each US $0.10 (3,000,000 units). Please refer to "ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - RECENT FINANCINGS".


ITEM 9.  THE OFFER AND LISTING

A.  OFFER AND LISTING DETAILS/MARKETS.

         The Common Shares (now Subordinate Voting shares) were listed on the Vancouver Stock Exchange (the "VSE") on June 22, 1992. The Company commenced its present business at that time. At the Company's request, the Company's shares were delisted from the VSE on August 23, 1996.

         On May 1, 1995, the Company was listed on the NASDAQ Stock Market Inc.'s Small Cap Market ("NASDAQ-SCM") under the symbol DELGF. At the close of business on May 29, 1997, the Company was delisted from the NASDAQ-SCM. On May 30, 1997, the Company's shares commenced trading on the Over the Counter Market
- Pink Sheets (the "Pink Sheets") under the symbol DGRTF. The Company currently trades under the symbol CENMF.

         The following table sets forth the reported high and low prices and trading volume of the outstanding shares on the Pink Sheets for the period indicated.

                                   HIGH       LOW            VOLUME
                                   ----       ---            ------
FISCAL YEAR ENDED JUNE 30, 2003   $ 0.35    $  0.06                0
FOURTH QUARTER                    $ 0.35    $  0.06                0
THIRD QUARTER                     $ 0.12    $  0.08                0
SECOND QUARTER                    $ 0.25    $  0.10                0
FIRST QUARTER                     $ 0.16    $  0.05                0
FISCAL YEAR ENDED JUNE 30, 2002   $ 0.17    $  0.08                0
FOURTH QUARTER                    $ 0.17    $  0.08                0
THIRD QUARTER                     $ 0.16    $  0.10                0
SECOND QUARTER                    $ 0.17    $  0.10                0
FIRST QUARTER                     $ 0.15    $  0.08                0
FISCAL YEAR ENDED JUNE 30, 2001   $ 0.55    $  0.0625
FOURTH QUARTER                    $ 0.25    $  0.10          813,700
THIRD QUARTER                     $ 0.50    $  0.18        1,559,000
SECOND QUARTER                    $ 0.55    $  0.15          732,800
FIRST QUARTER                     $ 0.25    $  0.0625        133,500

FISCAL YEAR ENDED JUNE 30, 2000   $ 0.875   $  0.05

FISCAL YEAR ENDED JUNE 30, 1999   $ 0.5625  $  0.0500

         The following table sets forth the high and low market prices for each month during the most recent six months:


                          HIGH          LOW
                          ----          ---
OCTOBER     2003          $0.16         $0.12
SEPTEMBER   2003          $0.16         $0.13
AUGUST      2003          $0.16         $0.16
JULY        2003          $0.28         $0.18
JUNE        2003          $0.35         $0.07
MAY         2003          $0.10         $0.07


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

B.  MEMORANDUM AND ARTICLES OF ASSOCIATION.


         The Company's Certificate of Incorporation, Memorandum of Association, and Article of Incorporation, which were included as Exhibits 1.1, to the Company's Registration Statement on Form 20-F, file number 0-24570, filed for September 30, 1994; Certificate of Change of Name, and Certificate of Continuance of Central Minera Corp. to the Yukon Territories, and Amendment to the By-Laws of the Company which were included as Exhibits to the Company Annual Report on Form 20-F, file number 0-24570, filed for June 30, 1999; and the Company's Certificate of Amendment of the Articles which was included in the Company's 6K filing made on February 28, 2003, file number 000-24570; are hereby incorporated by reference.

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

      3. The Company currently has two classes of shares. The rights, privileges, conditions and restriction attached to the Variable Multiple Voting shares and the Subordinate Voting shares are as follows:

          i. General. Except as otherwise expressly provided herein, each Variable Multiple Voting Share and each Subordinate Voting Share shall have the same rights with respect to dividends, return of capital or other distribution of the assets of the Corporation upon a liquidation or dissolution or other distribution of assets among its shareholders for the purpose of winding up its affairs, whether voluntary or involuntary and with respect to attendance at meetings of shareholders, as if such shares constituted a single class.

          ii. Meetings and Voting.


          (a) The holders of the Variable Multiple Voting Shares and the holders of the Subordinate Voting Shares shall be entitled to receive notice of any meeting of shareholders of the Corporation and to attend and vote thereat as a single class on all matters to be voted on by the shareholders of the Corporation. At any such meeting:

              (i) the number of votes attached to each Variable Multiple Voting Share will be determined by the formula:

                   B x 0.55
                   --------
                   A x 0.45

                   where B is the number of issued Subordinate Voting Shares and A is the number of issued Variable
                   Multiple Voting Shares; and

              (ii) each Subordinate Voting Share will be entitled to one vote per share.

          (b) Paragraph (a) (i) does not apply to a meeting where only the holders of shares of one class are entitled to vote separately pursuant to any provision of the Yukon Business Corporations Act or otherwise.

          iii. Exchange of Variable Multiple Voting Shares into Subordinate Voting Shares.

          (a) Each outstanding Variable Multiple Voting Share may at any time be exchanged, at the option of the holder exercised by notice in writing to the Corporation signed by the holder and accompanied by a certificate or certificates representing the Variable Multiple Voting Shares in respect of which the holder desires to exercise such right of exchange, into one Subordinate Voting Share.

          (b) Upon receipt of the notice and certificate or certificates, the Corporation shall, effective as of the date of such receipt, issue or cause to be issued a certificate or certificates representing the number of Subordinate Voting Shares issuable upon conversion. If less than all of the shares represented by a certificate in respect of which the holder has given the notice referred to in paragraph (a) are to be exchanged, the holder shall be entitled to receive a new certificate representing the Variable Multiple Voting Shares represented by the original certificate that are not to be exchanged.

          (c) Upon the number of outstanding Variable Multiple Voting Shares falling below 1,500,000, all Variable Multiple Voting Shares then outstanding will be deemed to have been exchanged on the same basis for Subordinate Voting Shares without further action on the part of the holder.

          iv. Subdivision or consolidation. If at any time the Variable Multiple Voting Shares or the Subordinate Voting Shares are at any time subdivided, consolidated or otherwise reclassified or exchanged for the shares of another class, except as a result of the exercise of the right of exchange provided for in paragraph 3, the rights privileges and restrictions attached to the shares of the other class shall be amended at the same time so as to preserve the rights conferred hereby on each class in relation to the other class.

          v. Transfer of Variable Multiple Voting Shares restricted. No Variable Multiple Voting Share shall be transferred except with the prior approval of a resolution of the directors of the Corporation. The directors may in their absolute discretion refuse to approve of any proposed transfer and shall not be required to given any reason for such refusal.

         Common rights, preferences and restrictions are as follows:

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

            e. There are no redemption provision with respect to the Company's stock, however, Part 7 gives the Directors the right to redeem some but not all of the shares. The Company though could not vote these shares.

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


B. LEGAL LIMITATIONS.

         There is no limitation imposed by Canadian law or by the constituent documents of the Company on the right of a non-resident to hold or vote the Subordinate Voting shares and the Variable Multiple Voting shares (the "Voting Shares"), other than are provided in the Investment Canada Act (Canada) (the "Investment Act"), as amended by the World Trade Organization Agreement Implementation Act (the "WTOA Act"). The Investment Act generally prohibits implementation of a re-viewable investment by an individual, government, or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian", as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the Voting Shares of the Company by a non-Canadian (other than a "WTO Investor", as defined below) would be re-viewable under the Investment Act if it were an investment to acquire control of the Company and the Company was not, immediately prior to the implementation of the investment, controlled by a WTO Investor, and the value of the assets of the Company were $5.0 million or more. An investment in Voting Shares of the Company by a WTO Investor would be re-viewable under the Investment Act if it were an investment to acquire direct control of the Company, and the value of the assets of the Company equaled or exceeded $179 million (threshold amount for 1998). A non-Canadian, whether a WTO Investor or otherwise, would acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of the Voting Shares of the Company. The acquisition of less than a majority, but at least one-third of the Voting Shares of the Company, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company was not controlled in fact by the acquirer through the ownership of the Voting Shares. In general, an individual is a WTO Investor if he or she is a "national" of a country (other than Canada) that is a member of the World Trade Organization ("WTO Member") or has a right of permanent residence in a WTO Member other than Canada. A corporation or other entity will be a WTO Investor if it is a "WTO Investor-controlled entity" pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member.

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

C. PROPOSED CHANGES TO SHAREHOLDER RIGHTS.

         Please refer to "PART II. ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS."

D.  MATERIAL CONTRACTS.

NONE

E.  EXCHANGE CONTROLS.

         There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, including the availability of cash and cash equivalents for use by the Company's group, or affects the remittance of dividends, interest or other payments to a non-resident holder of shares, other than withholding tax requirements (see "Item 10E - Taxation").

F.  TAXATION.

         The following is a summary of the principal Canadian federal income tax considerations generally applicable in respect of the shares. The tax consequences to any particular holder of shares will vary according to the status of that holder as an individual, trust, corporation, or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder's particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, hold their shares as capital property and will not use or hold the shares in carrying on business in Canada. The consequences, if any, of state and local taxes are not considered. Security holders are urged to seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect of these provisions on their own taxes. The Company has not paid dividends on the shares in any of its last five fiscal years, and has no plans to pay dividends in the immediate future.

         Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends. However, Article X of the reciprocal tax treaty between Canada and the United States reduces the withholding tax to 15% of the gross amount of the dividends paid to residents of the United States. The withholding tax rate on the gross amount of dividends is reduced to 5% if the beneficial owner of the dividend is a U.S. corporation, which owns at least 10% of the voting stock of the Canadian corporation paying the dividends.

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

         This discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of shares and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Holders and prospective holders of shares are urged therefore to consult their own tax advisors with respect to their particular circumstances.

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

         Not required in a Form 20-F filed as an annual report.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         There have been no defaults dividend arrearages and delinquencies with respect to the Company's securities.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS


AMENDMENT TO ARTICLES

A Certificate of Amendment to the Articles of the Company was filed with the Registrar of Corporations, Yukon Territory, Canada on January 6, 2003. The Articles were amended to create a class of 3,000,000 Variable Multiple Voting shares and to re-designate the existing Common shares as Subordinate Voting shares without any change in their rights.

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

AMENDMENT TO THE ARTICLES

         The purpose of the amendment to the Articles is to create a class of Multiple Variable Voting Shares having the rights provided for as part of the terms attached to the convertible debentures and to re-designate the existing Common shares as Subordinate Voting shares without any change in their rights. Under the Yukon Business Corporations Act (the "YBCA") a special resolution (that is, one voted for by a majority of two-thirds of the votes cast) is required to make the amendments to the Company's Articles that are necessary to create a class of Variable Multiple Voting shares with the rights described above, and to re-designate the existing Common shares as Subordinate Voting shares. The special resolution was passed at the annual general meeting of the shareholders of the Company on December 17, 2002.

         The Variable Multiple Voting shares have the following rights:
         1.       Voting Rights
         At any meeting of shareholders, the number of votes attached to each Variable Multiple Voting share will be determined by the formula:

                  B x 0.55
                  --------
                  A x 0.45
         Where B is the number of issued Subordinate Voting shares and A is the number of issued Variable Multiple Voting shares.
         2.       Exchange right
         Each Variable Multiple Voting share will be exchangeable at any time, at the option of the holder, into one Subordinate Voting share. Upon the number of outstanding Variable Multiple Voting shares falling below 1,500,000, all outstanding Variable Multiple Voting shares will be deemed to have been exchanged for Subordinate Voting shares.
         3.       Concurrent capital alterations
         If the Variable Multiple Voting shares are subdivided or, the Subordinate Voting shares will be subdivided or in the same manner and to the same extent.
         4.       Restrictions on transfer
         The Variable Multiple Voting shares will be transferable only with the prior approval of a resolution of the Board of Directors of the Corporation.

         Upon conversion of the outstanding debentures on July 31, 2003, 3,000,000 Variable Multiple Voting shares were issued. There are 22,163,682 Subordinate Voting shares outstanding. Accordingly, each Variable Multiple Voting share will be entitled to (22,163,682 x 0.55 = 12190,025) (Divided By) (3,000,000 x 0.45 = 1,350,000), or 9.03 votes. As a class, therefore, the
Variable Multiple Voting shares will be entitled to cast 27,090,000 votes and the Subordinate Voting shares will be entitled to cast 22,163,682 votes. Accordingly, the Variable Multiple Voting shares represent 55% of the eligible vote.

ITEM 15. CONTROLS AND PROCEDURES

         The President of the Company has concluded based on his evaluation as of a date within 90 days prior to the date of the fling of this Report, that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports filed or submitted by it under the Securities Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and include controls and procedures designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company's management, include the directors, as appropriate to allow timely decision regarding required disclosure. Since the date of the evaluation through the date of filing of the Report, there have been no significant changes in the Company's internal controls and procedures or in other factors that could significantly affect such controls and procedures.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

          Not required in this Annual Report for the fiscal year ended June 30, 2003.

ITEM 16B. CODE OF ETHICS

          Not required in this Annual Report for the fiscal year ended June 30, 2003.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES


          Not required in this Annual Report for the fiscal year ended June 30, 2003.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR THE AUDIT COMMITTEE

          Not applicable to the Company at this time.

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

INDEX TO FINANCIAL STATEMENTS                                                       Page
-----------------------------                                                       ----
 Auditors' Report dated September 11, 2003...........................................30
 Comments by Auditors for U.S. Readers on Canada-US Reporting Conflict...............30
  Balance Sheets dated June 30, 2003 and 2002........................................31
  Statement of Operations and Deficit for the years ended
      June 30, 2003, 2002 and 2001...................................................32
  Statements of Cash Flows for the years ended
      June 30, 2003, 2002 and 2001...................................................33
 Notes to the  Financial Statements for the years ended
      June 30, 2003, 2002 and 2001...................................................34

                              CENTRAL MINERA CORP.
                         (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                                  JUNE 30, 2003

                           (EXPRESSED IN U.S. DOLLARS)

(STEELE & CO. LETTERHEAD)



AUDITORS' REPORT


TO THE SHAREHOLDERS OF
CENTRAL MINERA CORP.


We have audited the balance sheets of Central Minera Corp. (a development stage company) as at June 30, 2003 and 2002 and the statements of operations and deficit and cash flow for the periods ended June 30, 2003, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2003 and 2002 and the results of its operations and changes in its cash resources for the years ended June 30, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles consistently applied.


Vancouver, Canada                                          "STEELE & CO."
September 9, 2003                                          CHARTERED ACCOUNTANTS


COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as that described in
Note 1 of these financial statements. Our report to the shareholders dated September 9, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainties in the auditors' report when the uncertainties are adequately disclosed in the financial statements.


Vancouver, Canada                                          "STEELE & CO."
September 9, 2003                                          CHARTERED ACCOUNTANTS

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS

(EXPRESSED IN U.S. DOLLARS)

                                                             JUNE 30,
                                                       2003            2002
                                                   ------------    ------------
ASSETS
  CURRENT
    CASH (NOTE 4)                                  $     65,569    $      6,021
    FUNDS HELD IN TRUST                                       -         175,000
    ACCOUNTS RECEIVABLE                                  19,143           8,929
    MARKETABLE SECURITIES (NOTE 5)                        8,513           6,418
                                                   ------------    ------------
                                                         93,225         196,368
  CAPITAL (NOTE 6)                                        2,109               -
  MINERAL PROPERTIES AND INTERESTS (NOTE 7)                   2               2
                                                   ------------    ------------
                                                   $     95,336    $    196,370
                                                   ============    ============
LIABILITIES
  CURRENT
    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES       $     24,209    $     75,290
    LOAN PAYABLE                                              -          19,749
                                                   ------------    ------------
                                                         24,209          95,039
                                                   ------------    ------------
SHARE CAPITAL AND DEFICIT
  CONVERTIBLE DEBENTURES (NOTE 8)                       300,000         250,000
  SHARE CAPITAL (NOTE 9)                             41,547,541      41,441,857
  DEFICIT                                           (41,776,414)    (41,590,526)
                                                   ------------    ------------
                                                         71,127         101,331
                                                   ------------    ------------
                                                   $     95,336    $    196,370
                                                   ============    ============
  RELATED PARTY TRANSACTIONS (NOTE 10)
  COMMITMENTS (NOTE 11)


APPROVED BY THE DIRECTORS

  "Michael Cytrynbaum"
-------------------------

    "Murray Kosick"
-------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS AND DEFICIT

(EXPRESSED IN U.S. DOLLARS)

                                                               CUMULATIVE
                                                               TO JUNE 30,                YEARS ENDED JUNE 30,
                                                                  2003             2003            2002            2001
                                                               -----------     -----------     -----------     -----------
ADMINISTRATION EXPENSES
  ACCOUNTING AND AUDIT                                         $   693,355     $     8,141     $    23,845     $    24,771
  AMORTIZATION                                                     282,311             372             912          15,194
  CONSULTING FEES                                                1,801,122         107,304          40,490          64,048
  LEGAL                                                          1,843,752         129,860          75,944          33,673
  OFFICE                                                           927,375           5,912          12,268          14,072
  RENT                                                             726,425             153          72,065          65,010
  SALARIES AND BENEFITS                                            291,252          11,854               -               -
  TRANSFER AGENT AND FILING FEES                                   161,762          16,345           8,042          11,418
  TRAVEL AND PROMOTION                                           1,215,901          21,372             999           4,648
                                                               -----------     -----------     -----------     -----------
                                                                 7,943,255         301,313         234,565         232,834
                                                               -----------     -----------     -----------     -----------
INTEREST AND OTHER INCOME                                       (1,517,838)         (7,249)        (30,242)        (85,495)
LOSS (GAIN) ON FOREIGN EXCHANGE                                     43,924         (11,572)         (3,213)          4,462
WRITE-DOWN OF INVESTMENT IN PRIVATE COMPANY (NOTE 7)             1,000,799               -               -       1,000,799
LOSS (GAIN) ON SALE AND WRITE-DOWN OF MARKETABLE SECURITIES        (13,961)          2,079               -           7,222
WRITE-DOWN OF MINERAL PROPERTIES (NOTE 7)                       24,724,778             741               -             960
LOSS ON SALE OF CAPITAL ASSETS                                      11,307               -           1,512               -
SETTLEMENT OF LAWSUITS, NET OF (RECOVERIES)                        729,038         (99,424)              -        (310,538)
LOSS ON SALE OF SUBSIDIARY                                       8,855,112               -               -               -
                                                               -----------     -----------     -----------     -----------
                                                                33,833,159        (115,425)        (31,943)        617,410
                                                               -----------     -----------     -----------     -----------
NET LOSS FOR THE PERIOD                                         41,776,414         185,888         202,622         850,244
DEFICIT BEGINNING OF THE PERIOD                                          -      41,590,526      41,387,904      40,537,660
                                                               -----------     -----------     -----------     -----------
DEFICIT END OF THE PERIOD                                      $41,776,414     $41,776,414     $41,590,526     $41,387,904
                                                               ===========     ===========     ===========     ===========
NET LOSS PER COMMON SHARE                                                      $       .01     $       .01     $       .04
                                                                               ===========     ===========     ===========
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING                                   21,826,240      21,760,068      21,760,068
                                                                               ===========     ===========     ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOW

(EXPRESSED IN U.S. DOLLARS)

                                                     CUMULATIVE
                                                     TO JUNE 30,                 YEARS ENDED JUNE 30,
                                                        2003              2003           2002           2001
                                                    ------------       ---------       ---------     -----------
CASH PROVIDED (USED) BY
  OPERATING ACTIVITIES
    NET LOSS FOR THE PERIOD                         $(41,776,414)      $(185,888)      $(202,622)    $  (850,244)
    ITEMS NOT INVOLVING CASH
      AMORTIZATION                                       282,310             372             912          15,194
      LOSS ON SALE OF SUBSIDIARY                       8,855,112               -               -               -
      LOSS ON SALE OF CAPITAL ASSETS                      11,307               -           1,512               -
      WRITE-DOWN OF INVESTMENT IN PRIVATE COMPANY      1,000,799               -               -       1,000,799
      WRITE-DOWN OF MINERAL PROPERTIES                24,724,777             741               -             960
      STOCK COMPENSATION EXPENSE                           9,073           9,073               -               -
      SHARE CONSIDERATION PAYABLE INCLUDED IN
       ALLOWANCE FOR SETTLEMENT OF LAWSUITS              375,000               -               -               -
                                                    ------------       ---------       ---------     -----------
                                                      (6,518,036)       (175,702)       (200,198)        166,709
    NET CHANGE IN NON-CASH WORKING CAPITAL ITEMS
      ACCOUNTS RECEIVABLE                                (19,143)        (10,214)          6,934           7,990
      RENT DEPOSIT                                             -               -          17,559               -
      MARKETABLE SECURITIES                               (8,513)         (2,095)              -             162
      ACCOUNTS PAYABLE AND ACCRUED LIABILITIES            24,209         (51,081)         56,172         (41,842)
                                                    ------------       ---------       ---------     -----------
                                                      (6,521,483)       (239,092)       (119,533)        133,019
                                                    ------------       ---------       ---------     -----------
  FINANCING ACTIVITIES
    LOAN AND CONVERTIBLE DEBENTURES PAYABLE              321,611          51,862         269,749               -
    FUNDS HELD IN TRUST                                        -         175,000        (175,000)              -
    SHARES ISSUED FOR CASH                            25,391,857          75,000               -         901,002
                                                    ------------       ---------       ---------     -----------
                                                      25,713,468         301,862          94,749         901,002
                                                    ------------       ---------       ---------     -----------
  INVESTING ACTIVITIES
    MINERAL PROPERTIES                               (17,311,378)           (741)              -            (957)
    INVESTMENT IN PRIVATE COMPANY                     (1,000,799)              -               -      (1,000,800)
    PURCHASE OF CAPITAL ASSETS                          (814,239)         (2,481)              -          (3,636)
                                                    ------------       ---------       ---------     -----------
                                                     (19,126,416)         (3,222)              -      (1,005,393)
                                                    ------------       ---------       ---------     -----------
CHANGE IN CASH FOR THE PERIOD                             65,569          59,548         (24,784)         28,628
CASH BEGINNING OF THE PERIOD                                   -           6,021          30,805           2,177
                                                    ------------       ---------       ---------     -----------
CASH END OF THE PERIOD                              $     65,569       $  65,569       $   6,021     $    30,805
                                                    ============       =========       =========     ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2003

(EXPRESSED IN U.S. DOLLARS)


1.   GOING CONCERN CONSIDERATIONS

     These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations. Different bases of measurement may be appropriate when a company is not expected to continue operations for the foreseeable future. As at September 9, 2003, the Company had not reached a level of operations which would finance day-to-day activities. The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations.

     For the years ended June 30, 2003, 2002 and 2001, the Company sustained operating losses of $185,888, $202,622 and $850,244 respectively.


2.   CONTINUING OPERATIONS

     The Company is engaged in the acquisition, exploration and development of mineral properties. At the Company's annual general meeting in December, 2001, the shareholders approved the consolidation of the Company's shares to a maximum ratio of 1:20 and to change its domicile. The directors are authorized to implement these changes at their discretion. No changes have been implemented.


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

JUNE 30, 2003

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

     e.   Capital Assets

          Capital assets are recorded at cost. The cost, less the salvage or residual value, is charged to income over their estimated useful lives, using the following annual rates and method:

          Office furniture and equipment        declining balance at 20% - 30% per annum

     f.   Incentive Stock Options

          On July 1, 2002, the Company prospectively adopted new recommendations of the Canadian Institute of Chartered Accountants related to the recognition, measurement and disclosure of stock-based compensation. These recommendations encourage, but do not require, enterprises to recognize compensation costs for incentive stock options using the fair value based method. Under the fair value based method, the value of a stock option is determined using an option pricing model that takes into account as of the grant date, the exercise price, expected life of the option, the current price of the underlying stock, its expected volatility, expected dividends on the stock and the risk-free interest rate over the expected life of the option.

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2003

(EXPRESSED IN U.S. DOLLARS)


3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     f.   Incentive Stock Options (Continued)

          Pursuant to these recommendations, the Company has elected not to adopt the fair value method of accounting for its employee incentive stock options because of the Company's limited use of stock-based compensation in relation to the complexity of the computation required. The Company provides, in Note 9, pro-forma information on the impact on the financial statements if the fair market value based method described above was applied to incentive stock options. The Company accounts for incentive stock options using the settlement method. Under this method, no compensation expense is recognized on the grant of incentive stock options and consideration received on exercise is credited to share capital. Stock based awards made to non-employees are measured and recognized using a fair value based method.

     g.   Income Taxes

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

     h.   Cumulative and Comparative Figures

          The cumulative amounts in the statements of operations and cash flow include the results of operations which were discontinued by the disposal or abandonment of subsidiary companies. Certain of the comparative figures have been re-classified to conform to the current year's financial statement presentation.


4.   CASH

     The Company maintains its cash balances in various currencies. At the year end, the currencies held and the United States equivalents were as follows:

                                                         2003      2002
                                                        -------   ------
     Canadian dollars                                   $ 8,839   $3,051
     U.S. dollars                                        56,730    2,970
                                                        -------   ------
                                                        $65,569   $6,021
                                                        =======   ======


5.   MARKETABLE SECURITIES

     Marketable securities are carried in the accounts at the lesser of quoted market value and cost. The current quoted market value of the securities is $12,000.

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2003

(EXPRESSED IN U.S. DOLLARS)


6.   CAPITAL ASSETS

                                                     ACCUMULATED      NET BOOK VALUE
                                          COST      AMORTIZATION      2003      2002
                                         ------     ------------     ------     ----
     Office furniture and equipment      $2,481         $372         $2,109      $-


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

     b.   Mineral Property Interests

          The Company has abandoned its mineral interests in Canada, Mexico, Nicaragua and Nevada and all property-related costs have been expensed.


8.   CONVERTIBLE DEBENTURES

     The Company has completed a convertible debenture issue of $300,000. The debentures are unsecured, have a maturity date of July 31, 2004 and are deemed to have been converted into units of the Company on July 31, 2003 in the ratio of one unit for each $.10 (3,000,000 units). Each unit consists of one variable multiple voting share and one non-transferrable share purchase warrant to acquire one subordinate voting share at $.10 (originally $.30) per share before July 31, 2004. Related parties have subscribed for the debentures.


9.   SHARE CAPITAL

     a.   Authorized

          3,000,000 multiple variable voting shares without par value Unlimited number of subordinate voting shares without par value

          During the year the Company altered its existing share capital into variable multiple voting shares and subordinate voting shares. The variable multiple voting shares are identical to the subordinate shares except they may only be transferred with the approval of the directors and entitle the holder to more than one vote calculated on a predetermined ratio between the share classes. The variable multiple voting shares may be converted into subordinate shares at a ratio of 1:1 with a mandatory conversion if the then outstanding balance is less than 1,500,000 shares.

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2003

(EXPRESSED IN U.S. DOLLARS)


9.   SHARE CAPITAL (CONTINUED)

     b.   Subordinate Voting Shares


               Issued
                                                                     PRICE PER
                                                                       SHARE         SHARES       CONSIDERATION
                                                                     ---------     ----------     -------------
               Balance June 30, 2002 and 2001                                      21,760,068      $41,441,857
               Shares issued
                 For cash - Private placement                           $.10          750,000           75,000
                 For debt settlement (related party loan payable)       $.10          216,114           21,611
                 Escrow shares cancelled                                             (562,500)               -
                 Stock option expense                                   $  -                -            9,073
                                                                                   ----------      -----------
               Balance June 30, 2003                                               22,163,682      $41,547,541
                                                                                   ==========      ===========

     c.   Incentive Stock Option

          The Company has a stock option plan for which options granted under the plan generally have a maximum term of ten years. The exercise price of each option equals the market price of the Company's shares on the date of the grant.

          Details of director, employee and consultants share purchase options are as follows:

           BALANCE                    BALANCE
           JUNE 30,                   JUNE 30,    EXERCISE
             2002        CHANGE        2003         PRICE        EXPIRY DATE
          ---------    ----------    ---------    --------    ------------------
          1,065,000    (1,065,000)           -       $.20     September 14, 2002
            700,000      (700,000)           -       $.20     October 18, 2002
            400,000      (400,000)           -       $.20     December 3, 2002
                  -       600,000      600,000       $.20     December 31, 2003
                  -     1,325,000    1,325,000       $.20     December 31, 2005
          ---------     ---------    ---------
          2,165,000      (240,000)   1,925,000
          =========     =========    =========

          The weighted average exercise price of options outstanding as at June 30, 2003 is $.20 (2002 - $.20).

          The Company is required to disclose the pro-forma effects on net loss and net loss per share data as if the Company had elected to use the fair value approach to account for its incentive stock options plans as described in Note 3(f). If this approach had been applied, the Company's net loss and net loss per share would have been as below:

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2003

(EXPRESSED IN U.S. DOLLARS)


9.   SHARE CAPITAL (CONTINUED)

     c.   Incentive Stock Option (Continued)

          Loss for the year
            As reported                                               $185,888
            Pro-forma                                                 $218,428

          Basic and fully diluted loss per share
            As reported                                               $    .01
            Pro-forma                                                 $    .01

          The fair value for the options was estimated using the Black-Scholes option pricing model assuming: no expected dividends; interest rate - 3.25%, term - 2 years; and share price volatility - 36%.

     d.   Share Purchase Warrants

           BALANCE               BALANCE
           JUNE 30,              JUNE 30,     EXERCISE
             2002      CHANGE      2003         PRICE         EXPIRY DATE
          ---------    ------    ---------   ----------     ----------------
          3,000,000          -   3,000,000   $.10/2 wts     November 30, 2003
          3,003,340          -   3,003,340   $.10/2 wts     November 30, 2003
                  -    966,114     966,114   $.10/1 wt      June 5, 2005
          ---------    -------   ---------
          6,003,340    966,114   6,969,454
          =========    =======   =========

          During the year, the Company repriced its outstanding warrants as at June 30, 2002 to $.10 from $.15 and $.30 respectively.

     e.   Subsequent Event

          Subsequent to the year end, the Company issued 3,000,000 multiple variable voting shares and warrants to acquire 3,000,000 subordinate voting shares at $.10 per share exercisable to July 31, 2004.

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2003

(EXPRESSED IN U.S. DOLLARS)


10.  RELATED PARTY TRANSACTIONS

     Related party transactions not separately disclosed elsewhere in these financial statements were as follows:

                                                    2003      2002      2001
                                                   -------   -------   -------
       Consulting or other fees paid to
        directors/officers or to companies
        controlled by directors/officers           $94,390   $35,754   $59,769
                                                   =======   =======   =======

       Occupancy costs charged to companies
        controlled by a director/officer and
        a public company under common management   $     -   $29,135   $52,280
                                                   =======   =======   =======


11.  COMMITMENTS

     The Company has entered into a management agreement, with a company controlled by a director, which requires minimum annual payments of approximately $128,000 ($180,000 Cdn). The agreement contains a clause requiring a termination payment of approximately $64,000. The corporate related party has voluntarily reduced the monthly fee to $5,400 (Cdn. $7,500) commencing March, 2003.


12.  INCOME TAXES

     As at June 30, 2003, the Company has Canadian operating losses available to reduce future years' taxable income of approximately $4,368,000. The losses commence to expire in 2004. No future income tax benefit has been reflected in the financial statements.


13.  SEGMENTED INFORMATION

     The Company is organized based on geographic areas. Information by reportable segment is as follows:

     2003                           CANADA    USA     TOTAL
     ----                          --------   ---    --------
     Operations
       Interest income             $   (852)   $-    $   (852)
       Amortization                     372     -         372
       Administration and other     186,368     -     186,368
                                   --------    --    --------
       Loss for the year           $185,888    $-    $185,888
                                   ========    ==    ========
     Total assets                  $ 95,335    $1    $ 95,336
                                   ========    ==    ========

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2003

(EXPRESSED IN U.S. DOLLARS)


13.  SEGMENTED INFORMATION (CONTINUED)

     2002                                  CANADA         USA        TOTAL
     ----                                ---------    ----------    --------
     Operations
       Interest income                   $    (199)   $        -    $   (199)
       Amortization                            912             -         912
       Administration and other            201,909             -     201,909
                                         ---------    ----------    --------
       Loss for the year                 $ 202,622    $        -    $202,622
                                         =========    ==========    ========
     Total assets                        $ 196,369    $        1    $196,370
                                         =========    ==========    ========

     2001                                  CANADA         USA        TOTAL
     ----                                ---------    ----------    --------
     Operations
       Interest income                   $ (22,169)   $        -    $(22,169)
       Amortization                         15,194             -      15,194
       Administration and other           (143,580)    1,000,799     857,219
                                         ---------    ----------    --------
       Loss for the year                 $(150,555)   $1,000,799    $850,244
                                         =========    ==========    ========
     Total assets                        $  73,070    $        1    $ 73,071
                                         =========    ==========    ========


14. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("U.S. GAAP")

     These financial statements have been prepared in accordance with accounting principles generally accepted in Canada. A description of accounting principles that differ in certain respects from United States generally accepted accounting principles follows:

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

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2003

(EXPRESSED IN U.S. DOLLARS)


14. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("U.S. GAAP") (CONTINUED)

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

     c.   Other Accounting Standards

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

     The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and deficit is summarized below:

          June 30,                                      2003            2002            2001
          --------                                  ------------    ------------    ------------
          Share capital, under Canadian GAAP        $ 41,547,541    $ 41,441,857    $ 41,441,857
          Adjustment for APB No. 25                       12,490          21,563          21,563
                                                    ------------    ------------    ------------
          Share capital under U.S. GAAP             $ 41,560,031    $ 41,463,420    $ 41,463,420
                                                    ============    ============    ============

          Deficit, under Canadian GAAP              $(41,776,414)   $(41,590,526)   $(41,387,904)
          Adjustment for APB No. 25                      (12,490)        (21,563)        (21,563)
                                                    ------------    ------------    ------------
          Deficit, under U.S. GAAP                  $(41,788,904)   $(41,612,089)   $(41,409,467)
                                                    ============    ============    ============

          Year Ended June 30,                           2003            2002            2001
          -------------------                       ------------    ------------    ------------
          Loss for the period under Canadian GAAP   $   (185,888)   $   (202,622)   $   (850,244)
          Adjustment for APB No. 25                        9,073               -               -
                                                    ------------    ------------    ------------
          Net (loss) for the year under U.S. GAAP   $   (176,815)   $   (202,622)   $   (850,244)
                                                    ============    ============    ============
          Net (loss) per share under U.S. GAAP      $       (.01)   $       (.01)   $       (.04)
                                                    ============    ============    ============

     There is no effect on the statement of cash flow for the difference between Canadian GAAP and U.S. GAAP.

ITEM 18. FINANCIAL STATEMENTS

The Company has elected to report under Item No. 17.

ITEM 19. EXHIBITS

The following exhibits are filed with this Report:

      1.     Amendment to Articles

      2.     Agreement and Mutual Release dated December 8, 2002

      12.1.  Certification of Principal Executive Officer

      12.2.  Certification of Principal Financial Officer

      13.1.  Certification by the Chief Executive Officer

      13.2.  Certification by the Chief Financial Officer

The following exhibits filed are by incorporation to the Registration Statement or Annual Report referenced:

FILED AND INCORPORATED HEREIN BY REFERENCE TO THE COMPANY'S OCTOBER, 1994 REGISTRATION STATEMENT:

      3.   Certificate of Incorporation; Company Act Memorandum; Articles

FILED AND INCORPORATED HEREIN BY REFERENCE TO THE ANNUAL REPORT DATED DECEMBER 24, 1999:

      4. Certificate of Continuance of Central Minera Corp. to the Yukon Territories with By-Laws of the Corporation.

FILED AND INCORPORATED HEREIN BY REFERENCE TO THE ANNUAL REPORT DATED NOVEMBER 22, 2002:

      5.   Management Services Agreement dated July 18, 2002

      6.   Voting Trust Agreement dated July 18, 2002

      7.   Consulting Services Agreement dated October 1, 1999

      8.   Amendment to the Option Agreement