Form 20-F
period 2004-06-30
CENTRAL MINERA CORP
filed 2004-12-22
CIK 927426

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934 For Fiscal Year
Ended June 30, 2004
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Transition Period from _____________ to________________ COMMISSION FILE NO. 0-24570
                              CENTRAL MINERA CORP.
                    (FORMERLY, DELGRATIA MINING CORPORATION)
             (Exact name of registrant as specified in its charter)
                                  YUKON, CANADA
                 (Jurisdiction of incorporation or organization)

                    P.O. BOX 93038, CAULFEILD VILLAGE R.P.O.
                    WEST VANCOUVER, BRITISH COLUMBIA, CANADA
                                     V7W 3G4

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of June 30, 2004, the Registrant had 24,969,517 Subordinate Voting shares (previously Common shares prior to redesignation) outstanding. As of June 30, 2004, the Registrant had 3,000,000 Variable Multiple Voting shares outstanding.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes __X__             No ______


Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ... X.... Item 18 .......

(APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

 Yes __X__             No ______

TABLE OF CONTENTS


                                                                                              Page
PART I

Item 1.       Identity of Directors, Senior Management and Adviser..................................3
Item 2.       Offer Statistics and Expected Timetable...............................................3
Item 3.       Key Information.......................................................................3
Item 4.       Information on the Company............................................................7
Item 5.       Operating and Financial Review and Prospects..........................................9
Item 6.       Directors, Senior Management and Employees...........................................12
Item 7.       Major Shareholders and Related Party Transactions....................................14
Item 8.       Financial Information................................................................16
Item 9.       The Offer and Listing................................................................16
Item 10.      Additional Information...............................................................18
Item 11.      Quantitative and Qualitative Disclosures about Market Risk...........................23
Item 12.      Description of Securities other than Equity Securities...............................23

PART II

Item 13.      Defaults, Dividend Arrearages and Delinquencies......................................23
Item 14.      Material Modifications to the Rights of Security Holders and Use of Proceeds.........24
Item 15.      Controls and Procedures..............................................................24
Item 16A.     Audit Committee Financial Expert.....................................................24
Item 16B.     Code of Ethics.......................................................................24
Item 16C.     Principal Accountant Fees and Services...............................................24
Item 16D.     Exemption from Listing Standards for the Audit Committee.............................25
Item 17.      Financial Statements.................................................................25
Item 18.      Financial Statements.................................................................25
Item 19.      Exhibits.............................................................................26
              Signature Page.......................................................................30

PART I

ITEM 1.         IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable to Form 20-F filed as an Annual Report.

ITEM 2.         OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable to Form 20-F filed as an Annual Report.

ITEM 3.         KEY INFORMATION

A.  SELECTED FINANCIAL DATA

         Central Minera Corp. (the "Company" or "Central Minera") has a limited history of operations and has not generated any operating revenues. The following table sets forth, for the periods and the dates indicated, selected financial and operating data for the Company. Certain prior years' amounts have been reclassified to conform to the presentation used for the years ended June 30, 2004, 2003 and 2002. This information should be read in conjunction with the Company's Financial Statements and Notes thereto and "Item 5 - Operating and Financial Review and Prospects" included elsewhere herein. The selected financial data provided below is not necessarily indicative of the future results of operations or financial performance of the Company. To date the Company has not paid any dividends on the shares and it does not expect to pay dividends in the foreseeable future.

(In thousands of US dollars except per share amounts)

                                                     2004       2003        2002       2001       2000
-------------------------------------------------- --------   ---------   --------   --------   --------
Statements of Loss Data:
  Revenues                                         $      0    $   119    $    33    $    85    $    34
  Net loss - Canadian GAAP                             (137)      (186)      (202)      (850)    (1,114)
  Net income (loss) - US GAAP                          (137)      (177)      (202)      (850)      (459)
  Net loss per share - Canadian GAAP                  (0.01)     (0.01)     (0.01)     (0.04)     (0.08)
  Net income (loss) per share - US GAAP               (0.01)     (0.01)     (0.01)     (0.04)     (0.03)
  Weighted average Common shares outstanding         25,490     21,826     21,760     21,760     14,234
Statements of Cash Flows Data:
  Cash provided by (used in):
     Operating activities-                             (125)      (239)      (120)       133       (619)

     Financing activities-                              221        302         95        901        330
     Investing activities -                               -         (3)         -     (1,005)       (33)
Balance Sheet Data (end of period)
  Total Assets                                          176         95        196         73         64
  Net Asset                                             154         71        101         54          3
  Capital Stock - Canadian GAAP                      42,060     41,538     41,442     41,442     40,166
                -  US GAAP                           42,072     41,551     41,463     41,463     40,187
  Long Term Obligations                                   -        300        250          -          -

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

B.  CAPITALIZATION AND INDEBTEDNESS

         NOT APPLICABLE TO FORM 20-F FILED AS AN ANNUAL REPORT.

C.  REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not applicable to Form 20-F filed as an annual report.

D.  RISK FACTORS

FORWARD LOOKING STATEMENTS

         This Report includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and
Section 21E of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions of future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates", or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved) are not statements of historical facts and may be "forward-looking statements". Forward-looking statements are based on expectations, estimates and projections at the time the statements are made and include, but are not limited to, the statements under "Item 5- Operating and Financial Review and Prospects" and located elsewhere herein regarding industry prospects and the Company's financial position. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations are more fully disclosed herein. Important risks include the Company's lack of cash flow and resultant need for additional funding, the risks associated with resource exploration and development, the fact that there are no proven reserves on the Company's properties, risks associated with the property title, currency fluctuation, unstable metal prices, and various environment and political situations. All subsequent written and oral forward-looking statements attributed to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.

         THE COMPANY'S BUSINESS IS SUBJECT TO A NUMBER OF RISK FACTORS THAT ARE SET FORTH BELOW:

     o THE COMPANY HAS NO HISTORY OF CASH FLOW FROM OPERATIONS AND MAY REQUIRE ADDITIONAL FUNDS TO CONDUCT FURTHER EXPLORATION ACTIVITIES.

         Currently the Company has an indirect interest in one property through its ownership of 15% of the outstanding shares of Cactus Gold Corp. ("Cactus"). The property has not advanced to the commercial production stage. The Company has no history of earnings or cash flow from operations. Historically, the only source of funds available to the Company is through (i) the sale of its equity shares or (ii) borrowings. Even if the results of future exploration programs are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercial deposit exists on any of its properties.

         The development of any ore deposits, if found on the Cactus property, depends upon Cactus's ability to obtain financing through joint venturing of projects, debt financing, equity financing or other means. There is no assurance that Cactus will be able to obtain the required financing. Failure to obtain additional financing on a timely basis could cause Cactus to forfeit its interest in such properties, dilute its interests in the properties and/or reduce or terminate its operations.

     o THE RESOURCE EXPLORATION BUSINESS IS EXTREMELY SPECULATIVE AND SUBJECT TO MANY FACTORS BEYOND THE COMPANY'S CONTROL WHICH MAY RESULT IN THE COMPANY NOT RECEIVING AN ADEQUATE RETURN ON INVESTMENT CAPITAL.

         Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. In addition, the marketability of minerals acquired or discovered may be affected by numerous factors which are beyond the control of the Company and Cactus and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

     o THERE IS NO CERTAINTY THAT ANY EXPENDITURE MADE BY THE COMPANY IN THE EXPLORATION OF ITS INDIRECT INTEREST IN THE PROPERTY WILL RESULT IN DISCOVERIES OF MINERALIZED MATERIAL IN COMMERCIAL QUANTITIES.

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

     o THE COMPANY CURRENTLY HAS SHARES RESERVED FOR FUTURE ISSUANCE THAT WHEN ISSUED WILL CAUSE AN EQUITY DILUTION TO THE CURRENT STOCKHOLDERS.

         The Company has reserved, as of October 31, 2004, 1,625,000 Subordinate Voting shares for issuance upon the exercise of incentive stock options (please refer to Item 6.B Stock Option Plan); and 2,166,114 Subordinate Voting shares for issuance upon exercise of outstanding warrants. Furthermore, the Company may enter into commitments in the future, which would require the issuance of additional Subordinate Voting shares and may grant additional stock options and warrants. Issuance of additional shares would be subject to certain regulatory approvals and compliance with applicable securities legislation.

     o   THE COMPANY HAS ISSUED 3,000,000 VARIABLE MULTIPLE VOTING SHARES.

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

ITEM 4.         INFORMATION ON THE COMPANY

A.  HISTORY, DEVELOPMENT AND ORGANIZATIONAL STRUCTURE OF THE COMPANY

         The Company was incorporated under the laws of the Province of British Columbia on February 14, 1984 as Delgratia Developments Ltd. The Company underwent a change in control on June 10, 1992 and commenced its present business at that time. On April 18, 1995, the Company officially changed its name from Delgratia Developments Ltd. to Delgratia Mining Corporation. On February 1, 1999, the Company changed its name to Central Minera Corp. and also transferred its jurisdiction of incorporation from British

Columbia to the Yukon Territories of Canada through continuance of the Company under the Business Corporations Act (Yukon). The Company's executive offices are located P.O. Box 93038, Caulfeild Village R.P.O., West Vancouver, British Columbia, Canada, V7W 3G4 and its phone number at the principal place of business is (604) 687-6191. The Company is a reporting issuer in the Province of British Columbia, Canada.

B.  BUSINESS OVERVIEW

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

C.  ORGANIZATIONAL STRUCTURE

         The Company has no subsidiary companies.

D.  PROPERTY, PLANTS AND EQUIPMENT

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

         The Company owns a 25% interest in five mineral claims in the Mackenzie Mining District of the Northwest Territories. This interest has been written off and the property is now abandoned.

EQUIPMENT

         The Company owns one computer but does not own and/or lease any additional office equipment consisting of photocopiers and other office equipment. All of its office equipment needs are provided under the terms of the Management Agreement.

ITEM 5.         OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         This discussion should be read in conjunction with the audited financial statements of the Company and related notes thereto included herein.

GENERAL

         The Company is involved in the exploration for and, if warranted, the development of precious metal properties.

A.  OPERATING RESULTS.

YEAR ENDED JUNE 30, 2004 COMPARED TO THE YEAR ENDED JUNE 30, 2003

         During the year ended June 30, 2004 ("Fiscal 2004"), the Company incurred a loss of $137,273 compared with a loss of $185,888 for the year ended June 30, 2003 ("Fiscal 2003"). The company incurred administrative expenses of $130,159 in Fiscal 2004 as compared to $301,313 in Fiscal 2003. Significant variances include: (i) a decrease of $24,568 in consulting fees due to First Fiscal Management Ltd. voluntarily agreeing to accept one-half of their monthly fee for an indefinite period of time to assist with cash flow constraints; (ii) and a decrease in legal expenses of $121,658.

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

YEAR ENDED JUNE 30, 2002 COMPARED TO THE YEAR ENDED JUNE 30, 2000

         During the year ended June 30, 2002 ("Fiscal 2002"), the Company incurred a loss of $202,622, as compared to a loss of $850,244 for the year ended June 30, 2001 ("Fiscal 2001"). The difference is substantially attributable to (i) cash received from a trustee of $310,538, which was recovered from allowance for the class action lawsuit; as well as (ii) the write-down of the investment in Cactus Mining Corp. of $1,000,800 in Fiscal 2001. The Company incurred administrative expenses of $234,565 in Fiscal 2002 as compared to $232,834 in Fiscal 2001.

B.  LIQUIDITY AND CAPITAL RESOURCES

WORKING CAPITAL

         On June 30, 2004 the Company had a working capital of $153,000 as compared to a working capital of $69,000 at June 30, 2003. As none of the Company's mineral properties have advanced to the commercial production stage and it has no history of earnings or cash flow from operations, the Company relies on the sale of its equity shares for its source of funds. The Company completed a private placement of 1,200,000 Units at a price of $0.05 per Unit for gross proceed of $60,000 on February 14, 2004. Each Unit consists of one Subordinate Voting share in the Capital of the Company and one warrant entitling the holder to acquire one additional Subordinate Voting share at a price of $0.10 until February 13, 2006. Prior to the expiry date of May 30, 2004, 3,211,670 warrants were exercised for proceeds of $160,583 with 1,605,835 Subordinate Voting shares issued from Treasury. Cumulatively, from the Company's inception, it has raised $41,759,052 through the sale of its securities.

         The Company's major use of funds has been in connection with its operations and mineral property expenditures. In order to reduce operational and mineral property expenditures, the Company has reduced staff, and sold its major properties. The Company anticipates that it will continue to have losses from operations until it can advance its properties to the commercial production stage.

         During the past four years, the Company has reduced its operating costs to approximately $250,000 per annum with additional reductions being achieved in the past fiscal year with operating costs of $130,000. The Company has no material commitments for capital expenditure in the current fiscal year. The Company, in its opinion, may not have sufficient working capital for the Company's present requirements. If necessary, the Company would seek to obtain additional working capital by way of private placement of equity shares and/or by borrowing requisite funds from shareholders. The Company has no agreements with any third party to provide such financing and no assurance can be given that such financing will be available if needed.

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

RECENT FINANCINGS

         A private placement of 1,200,000 Units at a price of $0.05 per unit for gross proceeds of $60,000 was completed on February 14, 2004. Each Unit consists of one Subordinate Voting share and one warrant entitling the holder to acquire one additional Subordinate Voting share at a price of $0.10 per Subordinate Voting share until February 13, 2006.

         Prior to their expiry date of May 30, 2004, 3,211,670 warrants were exercised at an exercise price of $0.10 and two warrants per one Subordinate Voting share. Proceeds of $160,583 were realized.

         The Company completed a convertible debenture issue of U.S. $300,000 on July 18, 2002. Related parties subscribed $250,000 for the debentures. The debentures converted to Units of the Company on July 31, 2003 in the ratio of one unit for each $0.10 (3,000,000 units). The Units consist of one Variable Multiple Voting share and one non-transferable share purchase warrant to acquire one Subordinate Voting share at $0.10 per share. Please refer to Item 10 - Additional Information A. Share Capital

         A private placement of 966,114 Units at a price of $0.10 per Unit for gross proceeds of $96,611 was completed on June 5, 2003. Each Unit consists of one Subordinate Voting share in the capital of Central Minera and one warrant entitling the holder to acquire one additional Subordinate Voting share at a price of $0.10 per Subordinate Voting share until June 5, 2005. 750,000 of the Units were paid for in cash and 216,114 Units were issued as consideration for settlement of an existing demand liability.

C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

D.  TREND INFORMATION

MARKET RISK SENSITIVE INSTRUMENTS

         The Company does not hold any market risk sensitive instruments other than 75,000 shares of Pinewood Resources Ltd., a British Columbia corporation, and 12,500 shares of Island Arc Mining Corp. which have a quoted market value at June 30, 2004 of $17,125. These securities are carried at an estimated net realizable value of $2,000. On October 20, 2004, the Island Arc Mining Corp. shares were sold for net proceeds of $1,227. Given the limited impact of foreign currency fluctuations, the Company does not hedge its foreign currency net investments with currency borrowings or other hedging instruments.

E.  OFF BALANCE SHEET ARRANGEMENTS

Not applicable.

F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Not applicable.

ITEM 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

         The following table provides the full name of the Directors of the
Company:


     Name and place of residence           Age           Director since
     ---------------------------           ---           --------------
     Michael Cytrynbaum                    63            July 18, 2002
     Montreal, Quebec, Canada
     Murray F. Kosick                      54            May 5, 1999
     Victoria, B.C, Canada
     Reinhard Siegrist                     57            December 16, 1997
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

         Dr. Murray Kosick has been an associate in a private dental practice for the past five years. Dr. Kosick sold his private dentist practice and returned to dentistry from retirement five years ago. Dr. Kosick has been a Director of Central Minera Corp. since May 5, 1999.

         Mr. Reinhard Siegrist is a Certified Accountant of Switzerland. Mr. Siegrist was a former Director of Aton Asset Management, Zurich and is currently an independent investor and financial advisor. Mr. Siegrist has been a Director of Central Minera Corp. since December 16, 1997.

B.  COMPENSATION.

         No executive Officer of the Company other than as detailed below was paid more than $40,000 in compensation during the financial year. The following table provides a summary of the compensation earned by Michael Cytrynbaum during the financial years ended June 30, 2004 and June 30, 2003:

SUMMARY COMPENSATION TABLE



                             ANNUAL COMPENSATION                                  LONG-TERM COMPENSATION
                             -------------------                                  ------------------------
NAME AND                                                        OTHER ANNUAL      SECURITIES UNDER OPTIONS
PRINCIPAL POSITION           YEAR      SALARY        BONUS      COMPENSATION      GRANTED(#)
------------------           ----      ------        -----      ------------      ------------------------
Michael Cytrynbaum(1)        2004      Nil           Nil        $67,000(2)

President                    2003      Nil           Nil        $94,000(2)             500,000



     (1)  Michael Cytrynbaum was appointed President of the Company on July 18, 2002.
     (2)  The amount shown was paid to First Fiscal Management Ltd.

STOCK OPTION PLAN

         At the annual meeting held in December 1996 the shareholders of the Company approved the adoption of a Stock Option Plan (the "Plan") designed to enable the Company to attract, retain and motivate qualified employees. Certain amendments to the Plan were approved by our shareholders in December 1999. As amended, the Plan allows us to grant options to present and former Directors, Officers, employees, consultants and advisors. The Plan is administered by our Board of Directors which is authorized to decide to whom options may be granted, the number of options granted to any person, the exercise price, which may not be less than $0.15 per share, the term (which may not be longer than 10 years from the date of grant) and any restrictions upon exercise. A maximum of 3,000,000 Subordinate Voting shares may be made subject to options under the Plan. There are currently 1,625,000 outstanding options, all exercisable at US$0.20 per Subordinate Voting share. 300,000 of the outstanding options expire on December 31, 2004 and the remaining 1,325,000 expire on or before December 31, 2005. These 1,325,000 outstanding options are held by our Directors and senior Officers. No options were exercised in the financial year ended June 30, 2004.

         No options were granted during the current fiscal year. The following table sets forth certain information regarding the outstanding options at June 30, 2004:

                           SUBORDINATE VOTING         EXERCISE                VALUE OF UNEXERCISED IN
HOLDERS                    SHARES                     PRICE      EXPIRATION   THE MONEY OPTIONS AT
                           UNDER OPTION                          DATE         JUNE 30, 2004
                           JUNE 30, 2004                                      EXERCISABLE/UNEXERCISABLE
                           EXERCISABLE/UNEXERCISABLE
-------------------------- -------------------------- ---------- ------------ ---------------------------
MICHAEL CYTRYNBAUM         500,000/0                  $0.20      12/31/05     Nil/Nil
REINHARD SIEGRIST          250,000/0                  $0.20      12/31/05     Nil/Nil
CARLO CIVELLI              250,000/0                  $0.20      12/31/05     Nil/Nil
BARBARA WEST               25,000/0                   $0.20      12/31/05     Nil/Nil
JOAN JAMIESON              50,000/0                   $0.20      12/31/05     Nil/Nil
MURRAY KOSICK              250,000/0                  $0.20      12/31/05     Nil/Nil
GORDON ELLIS               300,000/0                  $0.20      12/31/04     Nil/Nil


         Other than compensation paid as disclosed above under the heading "Related Party Transactions", none of the Directors of the Company have received any cash compensation, directly or indirectly, for their services rendered during the most recently completed financial year of the Company. Other than the Stock Option Plan, the Company does not have any non-cash compensation plans for its Directors and it does not propose to pay or distribute any non-cash compensation during the current fiscal year. Please refer to "Item 7. - Related Party Transactions."

C.  BOARD PRACTICES

         Each Director is elected for a one year term and until his successor has been duly elected. The current Directors were elected Directors at the Company's last annual general meeting of shareholders held in Vancouver, British Columbia, Canada. The Company's audit committee consists of all of the Company's Directors. The Company does not have a separate remuneration committee.

D.  EMPLOYEES

         At the end of the year ended June 30, 2004, the Company had no employees.

ITEM 7.         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

         As far as is known, the Company is not directly or indirectly owned or controlled by any corporation or by any foreign government. The following table sets forth certain information, as at October 31, 2004, concerning (i) persons and companies that own outstanding shares of record or are known by the Company to own beneficially, directly or indirectly, more than 5% of the outstanding shares and (ii) beneficial ownership of outstanding shares by the Company's
Directors:





         NAME AND ADDRESS OF                   NUMBER OF SHARES BENEFICIALLY OR           PERCENTAGE OF CLASS
         SHAREHOLDER                           DIRECTLY OWNED
         -------------------                   --------------------------------           -------------------
         Carlo Civelli                         1,316,114 Subordinate Voting shares        5.2%
                                               2,250,000 Variable Multiple Voting         75.0%
                                               shares (1)

         Michael Cytrynbaum                    1,004,590 Subordinate Voting shares (2)     4.0%

         Dr. Murray F. Kosick                  1,009,001 Subordinate Voting shares (3)    4.0%
                                               250,000 Variable Multiple Voting shares    8.3%

         Reinhard Siegrist                     850,000 Subordinate Voting shares (4)      3.4%

         Officers and Directors as a Group     4,179,705 Subordinate Voting shares        16.7%
         (4 people)                            2,500,000 Variable Multiple Voting         83.3%
                                               shares (5)

         1. Includes 250,000 options to acquire Subordinate Voting shares (see
         Item 6. Directors, Senior Management And Employees-Stock Option Plan). Does not include 250,000 warrants to purchase 250,000 Subordinate Voting shares exercisable at $0.10 expiring on June 5, 2005. Does not include 216,114 warrants to purchase 216,114 Subordinate Voting shares exercisable at $0.10 expiring on June 5, 2005 nor 600,000 warrants to purchase 600,000 Subordinate Voting shares exercisable at $0.10 expiring on February 13, 2006 held by Clarion Finanz A.G.

         2. Mr. Cytrynbaum exercises voting control or direction over these shares pursuant to an agreement dated as of July 18, 2002, but in respect of which he disclaims any beneficial interest. Includes 500,000 options to acquire Subordinate Voting shares (see Item 6. Directors, Senior Management And Employees - Stock Option Plan).

         3. Includes 250,000 options to acquire Subordinate Voting shares (see
         Item 6. Directors, Senior Management And Employees - Stock Option
         Plan). Does not include 100,000 warrants to purchase 100,000 Subordinate Voting shares exercisable at $0.10 expiring on June 5, 2005 or 200,000 warrants to purchase 200,000 Subordinate Voting shares exercisable at $0.10 expiring on February 13, 2006.

         4. Includes 250,000 options to acquire Subordinate Voting shares (see
         Item 6. Directors, Senior Management And Employees-Stock Option Plan). Does note include 400,000 warrants to purchase 400,000 Subordinate Voting shares exercisable at $0.10 expiring on June 5, 2004 nor 200,000 warrants to purchase 200,000 Subordinate Voting shares exercisable at $0.10 expiring on February 13, 2006.

         5. The Directors and Officers as a group control or direct 51.1% of the total voting rights of the shares of the Company.

OPTIONS TO PURCHASE SECURITIES FROM THE COMPANY OR SUBSIDIARIES

         Please refer to "Item 6. Directors, Senior Management and Employees" for a detailed discussion of the Company's Stock Option Plan and outstanding options.

SHARE PURCHASE WARRANTS

         As at October 31, 2004 there were 2,166,114 share purchase warrants outstanding. 966,114 warrants to purchase 966,114 Subordinate Voting shares exercisable at $0.10 expire on June 5, 2005 and 1,200,000 warrants to purchase 1,200,000 Subordinate Voting shares exercisable at $0.10 expire on February 13, 2006.

SHARES HELD IN THE UNITED STATES

         The following table indicates the approximate number of record holders of shares as at November 17, 2004, the number of record holders of shares with United States addresses and the portion and percentage of shares so held in the United States. On such date, 24,969,517 Subordinate Voting shares in the capital of the Company and 3,000,000 Variable Multiple Voting shares were outstanding.





         TOTAL NUMBER     NUMBER OF
         OF HOLDERS       REGISTERED        NUMBER OF                        PERCENTAGE OF SHARES HELD IN
                           U.S. HOLDERS      SHARES HELD IN THE U.S.         THE U.S.
         ---------------- ----------------- -------------------------------- --------------------------------
         648              514               10,474,503                       42%


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

B.  RELATED PARTY TRANSACTIONS

         During the years ended June 30, 2004, 2003, 2002, and 2001, the Company paid consulting or administration fees to the following Directors or Officers:



NAME                           2004           2003           2002           2001
--------------------------     ----           ----           ----           ----
A.C. Eilers & Associates(1)                                  $ 7,677        $15,938

Buzz Communications Inc.(1)                                  $15,995        $43,831

First Fiscal Management Ltd.   $67,200        $94,390
(2)


1. A company controlled by Anne Eilers.
2. A company controlled by Michael Cytrynbaum.

         During the period from July 1, 2003 to the date hereof, none of the Directors, Officers, of the Company or their respective associates have been indebted to the Company. Please also refer to Item 6. above.

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

ITEM 9.         THE OFFER AND LISTING

A AND C.  OFFER AND LISTING DETAILS/MARKETS

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



                                                       HIGH          LOW            VOLUME
                                                       ------------- -------------- ---------------

FIRST QUARTER ENDED SEPTEMBER 30, 2004                 $0.07         $0.05          0

FISCAL YEAR ENDED JUNE 30, 2004                        $0.25         $0.02          0

FOURTH QUARTER                                         $0.13         $0.02          0

THIRD QUARTER                                          $0.20         $0.09          0

SECOND QUARTER                                         $0.16         $0.12          0

FIRST QUARTER                                          $0.25         $0.16          0

FISCAL YEAR ENDED JUNE 30, 2003                        $0.35         $0.06          0

FOURTH QUARTER                                         $0.35         $0.06          0

THIRD QUARTER                                          $0.12         $0.08          0

SECOND QUARTER                                         $0.25         $0.10          0

FIRST QUARTER                                          $0.16         $0.05          0

FISCAL YEAR ENDED JUNE 30, 2002                        $0.17         $0.08          0

FISCAL YEAR ENDED JUNE 30, 2001                        $0.55         $0.0625        0

FISCAL YEAR ENDED JUNE 30, 2000                        $0.875        $0.05          0




         The following table sets forth the high and low market prices for each month during the most recent six months:




                                                       HIGH          LOW
                                                       ------------- -----------

OCTOBER 2004                                           $0.10         $0.05

SEPTEMBER 2004                                         $0.07         $0.05

AUGUST 2004                                            $0.10         $0.07

JULY 2004                                              $0.10         $0.07

JUNE 2004                                              $0.07         $0.02

MAY 2004                                               $0.08         $0.04






B.  PLAN OF DISTRIBUTION

         Not applicable to Form 20-F filed as an Annual Report.

D.  SELLING SHAREHOLDERS

         Not applicable to Form 20-F filed as an Annual Report.

E.  DILUTION

         Not applicable to Form 20-F filed as an Annual Report.

F.  EXPENSES OF THE ISSUE

         Not applicable to Form 20-F filed as an Annual Report.

ITEM 10.        ADDITIONAL INFORMATION

A.  SHARE CAPITAL

         Not applicable to Form 20-F filed as an Annual Report.

B.  MEMORANDUM AND ARTICLES OF ASSOCIATION

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

      4. Common rights, preferences and restrictions are as follows:

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

      5. Under Part 6, only the members or shareholders can vote to alter their rights. With a public Company this would also have to be approved by the B.C. Securities Commission.

      6. Annual General Meetings must take place within 6 months of the fiscal year end or 13 months of the previous Annual General Meeting. With respect to Annual General Meetings and Extraordinary General Meetings, the meeting date must be published approximately two months before the meeting date. The Record Date is approximately 1.5 months before Meeting Date. All registered shareholders and proxy holders are allowed to attend. Other attendance is restricted by the Company.

     7. There are no limitations on rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting right on the securities imposed by the Company's Articles.

     8. There are no provisions in the Company's Articles which would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

     9. There are no provisions in the Company's Articles, stipulating ownership thresholds above which shareholder ownership must be disclosed.

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

PROPOSED CHANGES TO SHAREHOLDER RIGHTS

         Please refer to "Part II. ITEM 14.Material Modifications to the Rights of Security Holders and Use of Proceeds."

C.  MATERIAL CONTRACTS

None

D.  EXCHANGE CONTROLS

         There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, including the availability of cash and cash equivalents for use by the Company's group, or affects the remittance of dividends, interest or other payments to a non-resident holder of shares, other than withholding tax requirements (see "Item 10E - Taxation").

E.  TAXATION

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

F.  DIVIDENDS AND PAYING AGENTS

     Not applicable to Form 20-F used to file an Annual Report.

G.  STATEMENT BY EXPERTS

     Not applicable to Form 20-F used to file an Annual Report.

H.  DOCUMENTS ON DISPLAY

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

I.  SUBSIDIARY INFORMATION

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS


         There have been no modifications to the rights of security holders during the current fiscal year.

ITEM 15.        CONTROLS AND PROCEDURES

         As of the end of the period covered by this Annual Report on Form 20-F, we conducted an evaluation (under the supervision and with the participation of our management, including the President, who acts as our principal executive officer and principal financial officer), pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the evaluation, our President concluded that as of the evaluation date, such disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

ITEM 16A.       AUDIT COMMITTEE FINANCIAL EXPERT

         Our board of directors has not, as yet formally certified any of its members as an audit committee financial expert, because it believes that such a step is unnecessary at this time due to the Company's limited operations.

ITEM 16B.       CODE OF ETHICS

         Our board of directors not, as yet, adopted a formal code of ethics for our President. The board believes that our existing internal control procedures and current business practices are adequate to promote honest and ethical conduct and to deter wrongdoing on the part of these executives.

ITEM 16C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES

         Pannell Kerr Forster served as our auditors for the year ended June 30, 2004. Steele & Co. served as our auditors for the year ended June 30, 2003. The following tables set forth the aggregate fees for professional services rendered by both firms to us in 2004 and 2003.


                             AUDIT FEES        AUDIT-RELATED      TAX FEES           ALL OTHER FEES
                                               FEES
                             ----------------- ------------------ ------------------ ------------------
                              2003       2004     2003      2004      2003     2004     2003      2004
                             ------     ------   ------    ------    ------   ------   ------    ------
Pannell Kerr Forster              0         0        0         0         0        0         0        0

Steele & Co.                  5,000         0      460     1,400       175      185         0        0


ITEM 16D.       EXEMPTION FROM THE LISTING STANDARDS FOR THE AUDIT COMMITTEE

         Not applicable to the Company at this time.

ITEM 17.        FINANCIAL STATEMENTS

         The financial statements of the Company have been prepared on the basis of Canadian GAAP. A reconciliation to U.S. GAAP is included therein.

         The auditors' report, financial statements and notes thereto, schedules thereto as required under Item 17 are found following ITEM 19. The Audit Report of Pannel Kerr Forster, Chartered Accountants is included herein immediately preceding the respective financial statements, notes, schedules, etc.


INDEX TO FINANCIAL STATEMENTS                                                                      Page

         Auditors' Report dated October 5, 2004.........................................................31
         Comments by Auditors for U.S. Readers on Canada-US Reporting Conflict..........................31
         Auditors' Report dated September 9, 2003.......................................................32
         Comments by Auditors for U.S. Readers on Canada-US Reporting Conflict..........................32
          Balance Sheets dated June 30, 2004 and 2003...................................................33
          Statement of Operations and Deficit for the years ended June 30, 2004, 2003 and 2002..........34
         Statements of Cash Flows for the years ended
            June 30, 2004, 2003 and 2002................................................................35
         Notes to the Financial Statements for the years ended
            June 30, 2004...............................................................................36

ITEM 18.        FINANCIAL STATEMENTS

The Company has elected to report under Item No. 17.

ITEM 19.        EXHIBITS

The following exhibits are filed with this report:

Exhibit Number        Description
--------------------- --------------------------------------------------------------------------------------------


1.1*                  Certificate of Incorporation

1.2*                  Company Act Memorandum

1.3*                  Articles

1.4**                 Certificate of Continuance of Central Minera Corp. to the Yukon Territories with By-laws of the Company.

1.5****               Amendment to Articles

3***                  Voting Trust Agreement dated July 18, 2002

4.1***                Management Services Agreement dated July 18, 2002

4.2***                Consulting Services Agreement dated October 1, 1999

4.3***                Amendment to the Option Agreement

4.4****               Agreement and Mutual Release dated December 8, 2002

12.1                  Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2                  Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1                  Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2                  Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002


* Incorporated by reference to the Company's Registration Statement on Form 20-F, file number 0-24570, as filed on September 30, 1994.

** Incorporated by reference to the Company's Annual Report on Form 20-F, as filed on December 24, 1999.

***     Incorporated by reference to the Company's
        Annual Report on Form 20-F, as filed on November 29, 2002.

****    Incorporated by reference to the Company's Annual Report on Form 20-F, as filed on December 1,
        2003.

SIGNATURE

         Central Minera Corp. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                              Central Minera Corp.

                                              By:    /s/ MICHAEL CYTRYNBAUM
                                                 -------------------------------
                                                 Name: Michael Cytrynbaum
                                                 Title: President

Dated: November 26, 2004

AUDITORS' REPORT

TO THE SHAREHOLDERS OF
CENTRAL MINERA CORP.

We have audited the balance sheet of Central Minera Corp. (a development stage company) as at June 30, 2004 and the statements of operations and deficit and cash flow for the year ended June 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at June 30, 2003 and for the years ended June 30, 2003 and 2002 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated September 9, 2003.

Vancouver, Canada                                        "Pannell Kerr Forster"
October 5, 2004                                          CHARTERED ACCOUNTANTS

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as that described in
Note 1 of these financial statements. Our report to the shareholders dated October 5, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainties in the auditors' report when the uncertainties are adequately disclosed in the financial statements.

Vancouver, Canada                                        "Pannell Kerr Forster"
October 5, 2004                                          CHARTERED ACCOUNTANTS

    STEELE & CO.*
    CHARTERED ACCOUNTANTS
    *Representing incorporated professionals


                      SUITE 808             TELEPHONE: (604) 687-8808
       808 WEST HASTINGS STREET             TELEFAX: (604) 687-2702
VANCOUVER, B.C., CANADA V6C 1C8             EMAIL: EMAIL@STEELE-CO.CA



        AUDITORS' REPORT



        TO THE SHAREHOLDERS OF
        CENTRAL MINERA CORP.




         We have audited the balance sheets of Central Minera Corp. (a development stage company) as at June 30, 2003 and 2002 and the statements of operations and deficit and cash flow for the periods ended June 30, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


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


         In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2003 and 2002 and the results of its operations and changes in its cash resources for the years ended June 30, 2003 and 2002 in accordance with Canadian generally accepted accounting principles consistently applied.



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


         Vancouver, Canada                                 "STEELE & CO."
         September 9, 2003                                 CHARTERED ACCOUNTANTS

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS

JUNE 30,

(EXPRESSED IN U.S. DOLLARS)

                                                                           2004              2003
                                                                       ------------      ------------
ASSETS

  CURRENT

    CASH AND TERM DEPOSITS (NOTE 5)                                    $    161,322      $     65,569
    ACCOUNTS RECEIVABLE                                                       7,049            19,143
    MARKETABLE SECURITIES (NOTE 6)                                            2,000             8,513
    PREPAID EXPENSES                                                          4,141                 -
                                                                       ------------      ------------
                                                                            174,512            93,225
  EQUIPMENT (NOTE 7)                                                          1,476             2,109
  MINERAL PROPERTIES AND INTERESTS (NOTE 8)                                       2                 2
                                                                       ------------      ------------

                                                                       $    175,990      $     95,336
                                                                       ============      ============
LIABILITIES

  CURRENT

    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES                           $     21,552      $     24,209
                                                                       ------------      ------------
SHARE CAPITAL AND DEFICIT

  CONVERTIBLE DEBENTURES (NOTE 9)                                                 -           300,000

  SHARE CAPITAL (NOTE 10)

    VARIABLE MULTIPLE VOTING SHARES                                         300,000                 -
    SUBORDINATE VOTING SHARES                                            41,759,052        41,538,468

  CONTRIBUTED SURPLUS ARISING FROM
    STOCK-BASED COMPENSATION (NOTE 10)                                        9,073             9,073
  DEFICIT                                                               (41,913,687)      (41,776,414)
                                                                       ------------      ------------

                                                                            154,438            71,127
                                                                       ------------      ------------

                                                                       $    175,990      $     95,336
                                                                       ============      ============

GOING CONCERN CONSIDERATIONS (NOTE 1)
RELATED PARTY TRANSACTIONS (NOTE 11)
COMMITMENTS (NOTE 12)

APPROVED BY THE DIRECTORS

  "Michael Cytrynbaum"

  "Murray Kosick"

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS AND DEFICIT

YEAR ENDED JUNE 30,

(EXPRESSED IN U.S. DOLLARS)

                                           CUMULATIVE
                                           TO JUNE 30,
                                              2004               2004               2003              2002
                                          ------------       ------------       ------------      ------------
ADMINISTRATION EXPENSES
  ACCOUNTING AND AUDIT                    $    705,975       $     12,620       $      8,141      $     23,845
  AMORTIZATION                                 282,944                633                372               912
  CONSULTING FEES                            1,883,858             82,736            107,304            40,490
  LEGAL                                      1,851,954              8,202            129,860            75,944
  OFFICE                                       933,055              5,680              5,912            12,268
  RENT                                         726,425                  -                153            72,065
  SALARIES AND BENEFITS                        292,748              1,496             11,854                 -
  TRANSFER AGENT AND FILING FEES               177,141             15,379             16,345             8,042
  TRAVEL AND PROMOTION                       1,219,314              3,413             21,372               999
                                          ------------       ------------       ------------      ------------
                                             8,073,414            130,159            301,313           234,565
                                          ------------       ------------       ------------      ------------
INTEREST AND OTHER INCOME                   (1,517,908)               (70)            (7,249)          (30,242)
LOSS (GAIN) ON FOREIGN EXCHANGE                 44,549                625            (11,572)           (3,213)
WRITE-DOWN OF INVESTMENT IN
 PRIVATE COMPANY (NOTE 8)                    1,000,799                  -                  -                 -
LOSS (GAIN) ON SALE AND WRITE-
 DOWN OF MARKETABLE SECURITIES                  (7,402)             6,559              2,079                 -
WRITE-DOWN OF MINERAL
 PROPERTIES (NOTE 8)                        24,724,778                  -                741                 -
LOSS ON SALE OF PROPERTY
 AND EQUIPMENT                                  11,307                  -                  -             1,512
SETTLEMENT OF LAWSUITS,
 NET OF (RECOVERIES)                           729,038                  -            (99,424)                -
LOSS ON SALE OF SUBSIDIARY                   8,855,112                  -                  -                 -
                                          ------------       ------------       ------------      ------------
                                            33,840,273              7,114           (115,425)          (31,943)
                                          ------------       ------------       ------------      ------------
NET LOSS FOR THE PERIOD                     41,913,687            137,273            185,888           202,622
DEFICIT BEGINNING OF THE PERIOD                      -         41,776,414         41,590,526        41,387,904
                                          ------------       ------------       ------------      ------------

DEFICIT END OF THE PERIOD                 $ 41,913,687       $ 41,913,687       $ 41,776,414      $ 41,590,526
                                          ============       ============       ============      ============

BASIC AND DILUTED LOSS PER SHARE                             $        .01       $        .01      $        .01
                                                             ============       ============      ============

WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING                                            25,490,936         21,826,240        21,760,068
                                                             ============       ============      ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOW

YEAR ENDED JUNE 30,

(EXPRESSED IN U.S. DOLLARS)

                                                     CUMULATIVE
                                                    TO JUNE 30,
                                                        2004                 2004                 2003                 2002
                                                    ------------         ------------         ------------         ------------
CASH PROVIDED (USED) BY

 OPERATING ACTIVITIES
    NET LOSS FOR THE PERIOD                         $(41,913,687)        $   (137,273)        $   (185,888)        $   (202,622)
    ITEMS NOT INVOLVING CASH
      AMORTIZATION                                       282,944                  633                  372                  912
      LOSS ON SALE OF SUBSIDIARY                       8,855,112                    -                    -                    -
      LOSS ON SALE OF PROPERTY
       AND EQUIPMENT                                      11,307                    -                    -                1,512
      WRITE-DOWN OF INVESTMENT IN
       PRIVATE COMPANY                                 1,000,799                    -                    -                    -
      WRITE-DOWN OF MINERAL
       PROPERTIES                                     24,724,777                    -                  741                    -
      STOCK COMPENSATION EXPENSE                           9,073                    -                9,073                    -
      SHARE CONSIDERATION PAYABLE
       INCLUDED IN SETTLEMENT
       OF LAWSUITS                                       375,000                    -                    -                    -
                                                    ------------         ------------         ------------         ------------
                                                      (6,654,675)            (136,640)            (175,702)            (200,198)
    NET CHANGE IN NON-CASH
     WORKING CAPITAL ITEMS
      ACCOUNTS RECEIVABLE                                 (7,049)              12,094              (10,214)               6,934
      PREPAID EXPENSES                                    (4,141)              (4,141)                   -               17,559
      MARKETABLE SECURITIES                               (2,000)               6,513               (2,095)                   -
      ACCOUNTS PAYABLE AND
       ACCRUED LIABILITIES                                21,552               (2,657)             (51,081)              56,172
                                                    ------------         ------------         ------------         ------------
                                                      (6,646,313)            (124,831)            (239,092)            (119,533)
                                                    ------------         ------------         ------------         ------------
 FINANCING ACTIVITIES
    LOAN AND CONVERTIBLE
     DEBENTURES PAYABLE                                        -             (300,000)              30,251              269,749
    FUNDS HELD IN TRUST                                        -                    -              175,000             (175,000)
    SHARES ISSUED FOR CASH, LOAN
     AND CONVERTIBLE DEBENTURES                       25,934,051              520,584               96,611                    -
                                                    ------------         ------------         ------------         ------------
                                                      25,934,051              220,584              301,862               94,749
                                                    ------------         ------------         ------------         ------------
 INVESTING ACTIVITIES
    MINERAL PROPERTIES                               (17,311,378)                   -                 (741)                   -
    INVESTMENT IN PRIVATE COMPANY                     (1,000,799)                   -                    -                    -
    PURCHASE OF PROPERTY
     AND EQUIPMENT                                      (814,239)                   -               (2,481)                   -
                                                    ------------         ------------         ------------         ------------
                                                     (19,126,416)                   -               (3,222)                   -
                                                    ------------         ------------         ------------         ------------
CHANGE IN CASH FOR THE PERIOD                            161,322               95,753               59,548              (24,784)
CASH AND TERM DEPOSITS BEGINNING
 OF THE PERIOD                                                 -               65,569                6,021               30,805
                                                    ------------         ------------         ------------         ------------
CASH AND TERM DEPOSITS END OF THE
 PERIOD                                             $    161,322         $    161,322         $     65,569         $      6,021
                                                    ============         ============         ============         ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2004

(EXPRESSED IN U.S. DOLLARS)

1.    GOING CONCERN CONSIDERATIONS

      These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations. Different bases of measurement may be appropriate when a company is not expected to continue operations for the foreseeable future. As at October 5, 2004, the Company had not reached a level of operations which would finance day-to-day activities. The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations.

      For the years ended June 30, 2004, 2003 and 2002, the Company sustained operating losses of $137,273, $185,888 and $202,622 respectively.

2.    CONTINUING OPERATIONS

      The Company is incorporated under the laws of Yukon Territory of Canada. The principal business activity is the acquisition, exploration and development of mineral properties. At the Company's annual general meeting in December, 2002, the shareholders approved the consolidation of the Company's shares to a maximum ratio of 1:20 and to change its domicile. The directors are authorized to implement these changes at their discretion. No changes have been implemented.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      a.    Mineral Properties

            The Company accounts for its mineral properties whereby all direct costs relative to the acquisition are capitalized and all exploration and development expenditures are expensed until an economic feasibility study is completed. All pre-production revenue and option proceeds received are first credited against the costs of the related property, with any excess credited to earnings. Once commercial production has commenced, the net costs of the applicable property are charged to operations using the unit-of-production method based on reserves. On an ongoing basis, the Company evaluates each property based on results to date to determine the nature of exploration work that is warranted in the future. If there is little prospect of future work being carried out on a property, the costs related to that property are written down to the estimated amount recoverable.

            The Company's mineral properties are in the exploration stage and it has not yet been determined whether or not the properties contain ore reserves that are economically recoverable. The amounts shown for mineral properties are not intended to reflect present or future values. The recoverability of the investment in these properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the mineral properties, the ability of the Company to finance their development and upon future profitable production.

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2004

(EXPRESSED IN U.S. DOLLARS)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      b.    Foreign Currency Translation

            The Company's operations have been translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities have been translated at the period end exchange rates. Non-monetary assets have been translated using historical rates of exchange. Revenues and expenses have been translated into U.S. dollars at the average rate of exchange prevailing during the period, except for amortization, which is translated at exchange rates applicable to the related asset. Translation gains or losses are included in the determination of earnings (loss).

      c.    Loss Per Share

            Loss per share has been calculated using the weighted average number of shares outstanding.

      d.    Use of Estimates

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

      e.    Equipment

            Equipment is recorded at cost. The cost, less the salvage or residual value, is charged to income over its estimated useful life, using the declining balance method:

             Office furniture and equipment   declining balance at 30% per annum

      f.    Incentive Stock Options

            On July 1, 2002, the Company prospectively adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") related to the recognition, measurement and disclosure of stock-based compensation. Those recommendations encouraged, but did not require, enterprises to recognize compensation costs for incentive stock options using the fair value based method. Under the fair value based method, the value of a stock option is determined using an option pricing model that takes into account, as of the grant date, the exercise price, expected life of the option, the current price of the underlying stock, its expected volatility, expected dividends on the stock and the risk-free interest rate over the expected life of the option.

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2004

(EXPRESSED IN U.S. DOLLARS)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      f.    Incentive Stock Options (Continued)

            Effective for the year ended June 30, 2004, the Company prospectively adopted the new recommendations of the CICA with respect to stock-based compensation. Under the new recommendations, the Company recognizes compensation costs for the granting of all stock options and direct awards of stock.

            Previously, the Company accounted for incentive stock options using the settlement method. Under this method, no compensation expense was recognized on the grant of incentive stock options and consideration received on exercise was credited to share capital.

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

4.    FINANCIAL INSTRUMENTS

            The carrying value of cash and term deposits, accounts receivable, marketable securities and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of these financial instruments.

            The Company is not exposed to any significant interest rate price risk or cash flow risk due to the short-term maturity of its monetary assets and liabilities.

            The Company is not exposed to any significant credit risk with respect to its accounts receivable, nor does it expect any credit losses.

            The Company translates the results of its operations into U.S. currency using rates approximating the rate of exchange prevailing on the transaction date. The exchange rate may vary from time to time. Translation gains or losses are included in the determination of earnings (loss).

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2004

(EXPRESSED IN U.S. DOLLARS)

5.    CASH AND TERM DEPOSITS

      The Company maintains its cash balances in various currencies. At the year end, the currencies held and the United States equivalents were as follows:


                                             2004            2003
                                           --------        --------
Canadian dollars                           $  4,179        $  8,839
U.S. dollars                                157,143          56,730
                                           --------        --------

                                           $161,322        $ 65,569
                                           ========        ========

6.    MARKETABLE SECURITIES

      Marketable securities in public companies are carried in the accounts at the lesser of estimated net realizable value and cost.

7.    EQUIPMENT

                                             2004            2003
                                           --------        --------
Office furniture and equipment             $  2,481        $  2,481
Accumulated amortization                     (1,005)           (372)
                                           --------        --------
Net book value                             $  1,476        $  2,109
                                           ========        ========

8.    MINERAL PROPERTIES AND INTERESTS

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

9.    CONVERTIBLE DEBENTURES

      The debentures were unsecured, had a maturity date of July 31, 2004, and were deemed to have been converted into units of the Company on July 31, 2003 in the ratio of one unit for each $.10 (3,000,000 units). Each unit was comprised of one variable multiple voting share and one non-transferrable share purchase warrant to acquire one subordinate voting share at $.10 (originally $.30) per share before July 31, 2004. Related parties subscribed for the debentures.

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2004

(EXPRESSED IN U.S. DOLLARS)

10.   SHARE CAPITAL

      a.    Authorized

                  3,000,000 variable multiple voting shares without par value Unlimited number of subordinate voting shares without par value

                  The variable multiple voting shares are identical to the subordinate shares except they may only be transferred with the approval of the directors and entitle the holder to more than one vote, calculated on a predetermined ratio between the share classes. The variable multiple voting shares may be converted into subordinate shares at a ratio of 1:1 with a mandatory conversion if the then outstanding balance is less than 1,500,000 shares.

      b.    Issued

                                                        SHARE
                                                        PRICE            SHARES          CONSIDERATION
                                                      ---------        ----------        -------------
Variable Multiple Voting Shares
     Shares Issued
          Conversion of convertible debentures        $     .10         3,000,000         $    300,000
                                                                       ==========         ============
Subordinate Voting Shares

     Balance June 30, 2002                                             21,760,068         $ 41,441,857
     Shares issued
          For cash - Private placement                $     .10           750,000               75,000
          For debt settlement (related party
           loan payable)                              $     .10           216,114               21,611
          Escrow shares cancelled                                        (562,500)                   -
                                                                       ----------         ------------

     Balance June 30, 2003                                             22,163,682           41,538,468
     Shares issued
          For cash - Private placement                $     .05         1,200,000               60,000
          For cash - Warrants exercised               $     .10         1,605,835              160,584
                                                                       ----------         ------------
     Balance June 30, 2004                                             24,969,517         $ 41,759,052
                                                                       ==========         ============

      c.    Incentive Stock Option

            The Company has a stock option plan for which options granted under the plan generally have a maximum term of ten years. The exercise price of each option equals the market price of the Company's shares on the date of the grant.

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2004

(EXPRESSED IN U.S. DOLLARS)

10.   SHARE CAPITAL (CONTINUED)

      c.    Incentive Stock Option (Continued)

            Details of director, employee and consultant share purchase options are as follows:

                                                 2004                          2003
                                      -------------------------------    --------------------------------
                                                          WEIGHTED                           WEIGHTED
                                      NUMBER OF           AVERAGE        NUMBER OF            AVERAGE
                                       OPTIONS         EXERCISE PRICE     OPTIONS          EXERCISE PRICE
                                      ---------        --------------    ---------         --------------
Balance Beginning of the Year         1,925,000         $        .20      2,165,000         $        .20
     Granted                                  -         $          -      1,925,000         $        .20
     Cancelled                         (300,000)        $        .20     (2,165,000)        $        .20
                                      ---------         ------------      --------          ------------

Balance End of the Year               1,625,000         $        .20      1,925,000         $        .20
                                      =========         ============      =========         ============

 BALANCE                            BALANCE
 JUNE 30,                           JUNE 30,      EXERCISE
   2003           CHANGE             2004          PRICE                 EXPIRY DATE
---------        --------          ---------   --------------         -----------------
  300,000       (300,000)                  -   $          .20         December 31, 2003
  300,000              -             300,000   $          .20         December 31, 2004
1,325,000              -           1,325,000   $          .20         December 31, 2005
---------       --------           ---------
1,925,000       (300,000)          1,625,000
=========       ========           =========


As at June 30, 2004, the weighted average remaining contractual life of the stock options is 16 months.

The Company is required to disclose the pro-forma effects on net loss and net loss per share data as if the Company had elected to use the fair value approach to account for its incentive stock options plans as described in Note 3(f). For 2003, if this approach had been applied, the Company's net loss and net loss per share would have been as below:

Loss for the year, as reported                                          $    185,888
Add fair value of stock based compensation                                    32,540
Less intrinsic value of stock based compensation                                   -
                                                                        ------------

Pro-forma loss for the year                                             $    218,428
                                                                        ============

Basic and fully diluted loss per share
     As reported                                                        $        .01
     Pro-forma                                                          $        .01

The fair value for the options was estimated using the Black-Scholes option pricing model assuming: no expected dividends; interest rate - 3.25%, term - 2 years; and share price volatility - 36%.

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2004

(EXPRESSED IN U.S. DOLLARS)

10.   SHARE CAPITAL (CONTINUED)

      c.    Incentive Stock Option (Continued)

            Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

      d.    Share Purchase Warrants

                                                        2004                              2003
                                             ---------------------------       ------------------------------
                                                             WEIGHTED                             WEIGHTED
                                             NUMBER OF       AVERAGE           NUMBER OF          AVERAGE
                                              WARRANTS    EXERCISE PRICE       WARRANTS        EXERCISE PRICE
                                             ----------   --------------       ---------       --------------
Balance Beginning of the Year                 6,969,454     $      .18         6,003,340          $     .20
     Issued                                   4,200,000     $      .10                 -          $       -
     Exercised                               (3,211,670)           .18           966,114          $     .10
     Lapsed                                  (2,791,670)    $      .18                 -          $       -
                                             ----------     ----------         ---------          ---------

Balance End of the Year                       5,166,114     $      .10         6,969,454          $     .18
                                             ==========     ==========         =========          =========

 BALANCE                       BALANCE
 JUNE 30,                      JUNE 30,        EXERCISE
  2003          CHANGE          2004             PRICE          EXPIRY DATE
---------     ----------      ---------       -----------    -----------------
6,003,340     (6,003,340)             -       $.10 / 2wts    May 30, 2004
        -      3,000,000      3,000,000       $.10 / 1wt     July 31, 2004
  966,114              -        966,114       $.10 / 1wt     June 5, 2005
        -      1,200,000      1,200,000       $.10 / 1wt     February 13, 2006
---------      ---------      ---------

6,969,454     (1,803,340)     5,166,114
========      ==========      =========

During the year, the Company extended the expiry date of 6,003,340 outstanding warrants to May 30, 2004. As at June 30, 2004, the weighted average remaining contractual life of the warrants is 7 months.

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2004

(EXPRESSED IN U.S. DOLLARS)

11.   RELATED PARTY TRANSACTIONS

      Related party transactions not separately disclosed elsewhere in these financial statements were as follows:

                                                                 2004           2003          2002
                                                              ----------     ----------    ----------
Consulting or other fees paid to directors/officers
  or to companies controlled by directors/officers            $   67,200     $   94,390    $   35,754
                                                              ==========     ==========    ==========
Occupancy costs charged to companies controlled
  by a director/officer and a public company under
  common management                                           $        -     $        -    $   29,135
                                                              ==========     ==========    ==========

12.   COMMITMENTS

      The Company has entered into a management agreement, with a company controlled by a director, which requires minimum annual payments of approximately $134,000 ($180,000 Cdn). The agreement contains a clause requiring a termination payment of approximately $64,000. The corporate related party has voluntarily reduced the monthly fee to $5,600 (Cdn. $7,500) commencing March, 2003.

13.   INCOME TAXES

      The income taxes shown on the statements of operations and deficit differ from the amounts calculated by applying the combined Canadian Federal and Provincial statutory rates due to the following:

                                                             2004              2003             2002
                                                          -----------       ----------       ----------
Income tax recovery at statutory rates                    $   (50,269)      $  (71,790)      $  (82,305)
Write-down and loss on investments                              2,402              803                -
Other                                                               -                -              614
Benefit of income tax losses which has
  not been recognized                                          47,867           70,987           81,691
                                                          -----------       ----------       ----------

                                                          $         -       $        -       $        -
                                                          ===========       ==========       ==========

      Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of future tax assets are as follows:

                                                                      2004               2003
                                                                 --------------     --------------
Non-capital losses carried forward                               $    1,207,263     $    1,673,836
Resource-related expenditures                                           132,478            138,977
Investment losses                                                     4,396,786          4,612,484
                                                                 --------------     --------------
                                                                      5,736,527          6,425,297
Less: Valuation allowance                                            (5,736,527)        (6,425,297)
                                                                 --------------     --------------

Net future income tax assets                                     $            -     $            -
                                                                 ==============     ==============

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2004

(EXPRESSED IN U.S. DOLLARS)

13.   INCOME TAXES (CONTINUED)

      As at June 30, 2004, the Company has operating losses of approximately $3,297,000, resource-related expenditures of approximately $362,000, and capital losses of approximately $12,006,500 available for carry-forward to reduce future years' taxable income. No future income tax benefit has been recognized in the accounts. The availability of the operating losses expires as follows:

2005                                                   $    459,000
2006                                                      1,807,000
2007                                                        449,000
2009                                                        317,000
2010                                                        123,000
2011                                                        142,000
                                                       ------------
                                                       $  3,297,000
                                                       ============

14. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("U.S. GAAP")

      These financial statements have been prepared in accordance with accounting principles generally accepted in Canada. A description of accounting principles that differ in certain respects from United States generally accepted accounting principles follows:

      a.    Stock-Based Compensation

            The Company has elected, commencing with the year ended June 30, 2004, to account for stock-based compensation using SFAS 123. Accordingly, compensation cost for stock options is measured at the fair value of options granted. For the years ended June 30, 2003 and 2002, the Company elected to apply the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB No. 25") "Accounting for Stock Issued to Employees" for measuring the value of stock-based compensation. The intrinsic value-based method requires that compensation expense be recorded at the time of granting an option for the excess of the quoted market price over the option exercise price. If a stock option is not exercised, the compensation expense recorded in the previous period is reversed by decreasing the compensation expense in the period of forfeiture. No compensation expense was required to be recognized for those years.

      b.    Other Accounting Standards

            i. The Company has adopted the Statement of Financial Accounting Standards No. 130 (" SFAS 130") "Reporting Comprehensive Income" with no impact on U.S. GAAP differences.

            ii. The Company does not have any derivative or hedging instruments and, therefore, Statement of Financial Accounting Standards No. 149 ("SFAS 149") "Accounting for Derivative Instruments and Hedging Activity" has no impact on U.S. GAAP differences.

                  The adoption of these new pronouncements is not expected to have an effect on the financial position or results of operations.

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2004

(EXPRESSED IN U.S. DOLLARS)

14. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("U.S. GAAP") (CONTINUED)

      The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and deficit is summarized below:

June 30,                                                    2004                 2003                  2002
                                                       --------------       ---------------       ---------------
Share capital, under Canadian GAAP                     $   42,059,052       $    41,538,469       $    41,441,858
Adjustment for APB No. 25                                      12,490                12,490                21,563
                                                       --------------       ---------------       ---------------
Share capital under U.S. GAAP                          $   42,071,542       $    41,550,959       $    41,463,421
                                                       ==============       ===============       ===============
Deficit, under Canadian GAAP                           $  (41,913,687)      $   (41,776,414)      $   (41,590,526)
Adjustment for APB No. 25                                     (12,490)              (12,490)              (21,563)
                                                       --------------       ---------------       ---------------
Deficit, under U.S. GAAP                               $  (41,926,177)      $   (41,788,904)      $   (41,612,089)
                                                       ==============       ===============       ===============
Loss for the period under Canadian GAAP                $     (137,273)      $      (185,888)      $      (202,622)
Adjustment for APB No. 25                                           -                 9,073                     -
                                                       --------------       ---------------       ---------------
Comprehensive loss under U.S. GAAP                     $     (137,273)      $      (176,815)      $      (202,622)
                                                       ==============       ===============       ===============
Basic and diluted loss per share under
  U.S. GAAP                                            $         (.01)      $          (.01)      $          (.01)
                                                       ==============       ===============       ===============

There is no effect on the statement of cash flow for the difference between Canadian GAAP and U.S. GAAP.