Form 20-F
period 2005-06-30
CENTRAL MINERA CORP
filed 2005-12-30
CIK 927426

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

                       For Fiscal Year Ended June 30, 2005

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the Transition Period from _____________ to ________________

                           COMMISSION FILE NO. 0-24570

                                       OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the Transition Period from _____________ to ________________

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
                                 Title of Class

Indicate by check mark if the registrant is a well-know seasoned issued, as defined in Rule 405 of the Securities Act.

Yes       No   X
    -----    -----

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes       No   X
    -----    -----

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports, and (2) has been subject to such filing requirements for the past 90 days.

Yes   X   No
    -----    -----

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   X   Item 18
        -----         -----

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.

Yes       No   X
    -----    -----

(APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes   X   No
    -----    -----

TABLE OF CONTENTS

                                                                            Page
                                                                            ----
PART I

Item 1.   Identity of Directors, Senior Management and Adviser...........     4
Item 2.   Offer Statistics and Expected Timetable........................     4
Item 3.   Key Information................................................     4
Item 4.   Information on the Company.....................................     8
Item 5.   Operating and Financial Review and Prospects...................    10
Item 6.   Directors, Senior Management and Employees.....................    13
Item 7.   Major Shareholders and Related Party Transactions..............    16
Item 8.   Financial Information..........................................    17
Item 9.   The Offer and Listing..........................................    18
Item 10.  Additional Information.........................................    19
Item 11.  Quantitative and Qualitative Disclosures about Market Risk.....    25
Item 12.  Description of Securities other than Equity Securities.........    25

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies................    25
Item 14.  Material Modifications to the Rights of Security Holders and
             Use of Proceeds.............................................    25
Item 15.  Controls and Procedures........................................    25
Item 16A. Audit Committee Financial Expert...............................    26
Item 16B. Code of Ethics.................................................    26
Item 16C. Principal Accountant Fees and Services.........................    26
Item 16D. Exemption from Listing Standards for the Audit Committee.......    26
Item 17.  Financial Statements...........................................    26
Item 18.  Financial Statements...........................................    27
Item 19.  Exhibits.......................................................    28
          Signature Page.................................................    39

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable to Form 20-F filed as an Annual Report.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable to Form 20-F filed as an Annual Report.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

     Central Minera Corp. (the "Company" or "Central Minera") has a limited history of operations and has not generated any operating revenues. The following table sets forth, for the periods and the dates indicated, selected financial and operating data for the Company. Certain prior years' amounts have been reclassified to conform to the presentation used for the years ended June 30, 2005, 2004, 2003 and 2002. This information should be read in conjunction with the Company's Financial Statements and Notes thereto and "Item 5 - Operating and Financial Review and Prospects" included elsewhere herein. The selected financial data provided below is not necessarily indicative of the future results of operations or financial performance of the Company. To date the Company has not paid any dividends on the shares and it does not expect to pay dividends in the foreseeable future.

(In thousands of US dollars except per share amounts)

                                                  2005      2004      2003      2002      2001
                                                -------   -------   -------   -------   -------
Statements of Loss Data:
   Revenues                                     $     0   $     0   $   119   $    33   $    85
   Net loss - Canadian GAAP                        (142)     (137)     (186)     (202)     (850)
   Net income (loss) - US GAAP                     (142)     (137)     (177)     (202)     (850)
   Net loss per share - Canadian GAAP             (0.01)    (0.01)    (0.01)    (0.01)    (0.04)
   Net income (loss) per share - US GAAP          (0.01)    (0.01)    (0.01)    (0.01)    (0.04)
   Weighted average Common shares outstanding    27,969    25,490    21,826    21,760    21,760
Statements of Cash Flows Data:
   Cash provided by (used in):
      Operating activities-                        (131)     (125)     (239)     (120)      133
      Financing activities-                          --       221       302        95       901
      Investing activities -                         --        --        (3)       --    (1,005)
Balance Sheet Data (end of period)
   Total Assets                                      67       176        95       196        73
   Net Assets                                        12       154        71       101        54
   Capital Stock - Canadian GAAP                 42,060    42,060    41,538    41,442    41,442
                 - US GAAP                       42,072    42,072    41,551    41,463    41,463
   Long Term Obligations                             --        --       300       250        --

     The Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). These principles, as applied to the Company, differ in some respects from those generally accepted in the United States ("U.S. GAAP"). For a comparison of these differences between Canadian GAAP and U.S. GAAP, see Note 12 to the Financial Statements of the Company. All dollar amounts herein are expressed as US dollars unless otherwise indicated.

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

     THE COMPANY'S BUSINESS IS SUBJECT TO A NUMBER OF RISK FACTORS THAT ARE SET FORTH BELOW:

     - THE COMPANY HAS NO HISTORY OF CASH FLOW FROM OPERATIONS AND MAY REQUIRE ADDITIONAL FUNDS TO CONDUCT FURTHER EXPLORATION ACTIVITIES.

     Currently the Company has an indirect interest in one property through its ownership of 14.75% of the outstanding shares of Cactus Gold Corp. ("Cactus"). The property has not advanced to the commercial production stage. The Company has no history of earnings or cash flow from operations. Historically, the only source of funds available to the Company is through (i) the sale of its equity shares or (ii) borrowings. Even if the results of future exploration programs are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercial deposit exists on any of its properties.

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

     - THE RESOURCE EXPLORATION BUSINESS IS EXTREMELY SPECULATIVE AND SUBJECT TO MANY FACTORS BEYOND THE COMPANY'S CONTROL WHICH MAY RESULT IN THE COMPANY NOT RECEIVING AN ADEQUATE RETURN ON INVESTMENT CAPITAL.

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

     - THERE IS NO CERTAINTY THAT ANY EXPENDITURE MADE BY THE COMPANY IN THE EXPLORATION OF ITS INDIRECT INTEREST IN THE PROPERTY WILL RESULT IN DISCOVERIES OF MINERALIZED MATERIAL IN COMMERCIAL QUANTITIES.

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

     - MINING OPERATIONS GENERALLY INVOLVE A HIGH DEGREE OF RISK AS TO WHICH THE COMPANY DOES NOT HAVE ANY INSURANCE.

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

     - CONFLICTS OF INTEREST MAY ARISE BECAUSE ONE OF THE COMPANY'S DIRECTORS IS ALSO A DIRECTOR OF OTHER MINERAL RESOURCE COMPANIES.

     Mr. Michael Cytrynbaum, one of the Company's Directors, serves as a Director of Callinan Mines Limited which is a resource exploration and/or development company. To the extent that such other companies may participate in ventures in which the Company may participate, Mr. Cytrynbaum may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In addition, conflicts of interest may arise from time to time, as a result of the Company engaging in transactions in which Directors and Officers of the Company may have an interest. Please refer to "Item 9 - Related Party Transactions."

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

     - CURRENCY FLUCTUATIONS MAY HAVE AN ADVERSE EFFECT ON THE COMPANY'S FINANCIAL CONDITION.

     The Company maintains its accounts in United States dollars. The Company's operations in Canada and United States make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company's financial position and results. At the present time the Company does not engage in hedging activities.

     - THE COMPANY FACES COMPETITION FROM LARGER COMPANIES THAT HAVE GREATER FINANCIAL AND OTHER RESOURCES THAN THE COMPANY.

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

     - THE COMPANY CURRENTLY HAS SHARES RESERVED FOR FUTURE ISSUANCE THAT WHEN ISSUED WILL CAUSE AN EQUITY DILUTION TO THE CURRENT STOCKHOLDERS.

     The Company has reserved, as of November 30, 2005, 1,625,000 Subordinate Voting shares for issuance upon the exercise of incentive stock options (please refer to Item 8.C Stock Option Plan); and 1,200,000 Subordinate Voting shares for issuance upon exercise of outstanding warrants. Furthermore, the Company may enter into commitments in the future, which would require the issuance of additional Subordinate Voting shares and may grant additional stock options and warrants. Issuance of additional shares would be subject to certain regulatory approvals and compliance with applicable securities legislation.

     -    THE COMPANY HAS ISSUED 3,000,000 VARIABLE MULTIPLE VOTING SHARES.

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

B. BUSINESS OVERVIEW

     Up until recently the focus of the Company had consisted of, the exploration for and, if warranted, development of precious metal properties. The Company's activities had been focused on the acquisition and exploration of mining properties located in Canada, Mexico, Nicaragua and the United States. As each of the Company's mineral properties was without a known body of proven reserves, due to financial considerations such as property holding costs and exploration commitments, the Company has either liquidated its investments or has allowed, or is in the process of allowing, its options to lapse in all of these countries.

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

     The Company has abandoned its mineral interests in Mexico, Nicaragua and Nevada and all property-related costs have been expensed. In the year ended June 30, 2001 the Company wrote down its $1,000,800 investment in Cactus Gold Corp. (a privately held company conducting exploration programs in Nevada). In November, 2005 the directors of the Company were advised that the United States Bureau of Land Management (the "BLM") has launched a challenge to the legality of the 264 unpatented placer mining claims (the "Cactus Claims") held by Cactus Gold Corp. ("Cactus") and located in Clark County, Nevada. Cactus is a private Nevada corporation controlled, directly or indirectly, by Mr.

Chuck Ager, in which Central Minera holds a 14.75% minority interest. Central Minera has been advised that the BLM alleges that Cactus Claims were not located in good faith, but instead, through the fraudulent use of so-called "dummy locators", for the benefit and use of Charles Ager. As a minority shareholder in Cactus, Central Minera is not a party to the claim contest and does not have direct access to all of the information concerning Cactus's defense of the BLM proceedings. The Board of Directors has, however, retained counsel in Nevada to monitor and review the proceedings on its behalf and to advise it as to its options if the BLM prevails.

     An option granted to an unaffiliated corporation to acquire the Company's interest in and to the California Mine Crown Grants situated in the Kootenay Land District has lapsed. All funds invested by the Company are lost when no economic mineralization is found in an area and the concession is abandoned.

     The Company owns a 25% interest in five mineral claims in the Mackenzie Mining District of the Northwest Territories. This interest has been written off and the property is now abandoned. Reclamation work on the property has been completed and the Province of British Columbia has released the Company from the Safekeeping Agreement.

EQUIPMENT

     The Company owns one computer but does not own and/or lease any additional office equipment consisting of photocopiers and other office equipment. All of its office equipment needs are provided under the terms of the Management Services Agreement.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     This discussion should be read in conjunction with the audited financial statements of the Company and related notes thereto included herein.

GENERAL

     The Company is a pre-exploratory company involved in the exploration for and, if warranted, the development of precious metal properties.

A. OPERATING RESULTS.

YEAR ENDED JUNE 30, 2005 COMPARED TO THE YEAR ENDED JUNE 30, 2004

     During the year ended June 30, 2005 ("Fiscal 2005"), the Company incurred a loss of $142,089 compared with a loss of $137,273 for the year ended June 30, 2004 ("Fiscal 2004"). The company incurred administrative expenses of $139,354 in Fiscal 2005 as compared to $130,159 in Fiscal 2004. Significant variances are accountable to an increase in legal expenses of $11,589.

YEAR ENDED JUNE 30, 2004 COMPARED TO THE YEAR ENDED JUNE 30, 2003

     During Fiscal 2004, the Company incurred a loss of $137,273 compared with a loss of $185,888 for the year ended June 30, 2003 ("Fiscal 2003"). The company incurred administrative expenses of $130,159 in Fiscal 2004 as compared to $301,313 in Fiscal 2003. Significant variances include: (i) a decrease of $24,568 in consulting fees due to First Fiscal Management Ltd. voluntarily agreeing to accept one-half of their monthly fee for an indefinite period of time to assist with cash flow constraints; (ii) and a decrease in legal expenses of $121,658.

YEAR ENDED JUNE 30, 2003 COMPARED TO THE YEAR ENDED JUNE 30, 2002

     During Fiscal 2003, the Company incurred a loss of $185,888 compared with a loss of $202,622 for the year ended June 30, 2002 ("Fiscal 2002"). This operating loss was partially offset by a one time only payment in settlement of the lawsuit against former management. The company incurred administrative expenses of $301,313 in Fiscal 2003 as compared to $234,565 in Fiscal 2002. Significant variances include: (i) an increase of $66,814 in consulting fees due to the inclusion of office space in the Management Agreement and offset by a decrease in rent of $59,950; (ii) an increase in travel and promotion of $20,373; (iii) and reduction of accounting and audit fees of $15,704; and (iv) and increase in legal expenses of $53,916.

YEAR ENDED JUNE 30, 2002 COMPARED TO THE YEAR ENDED JUNE 30, 2001

     During Fiscal 2002, the Company incurred a loss of $202,622, as compared to a loss of $850,244 for the year ended June 30, 2001 ("Fiscal 2001"). The difference is substantially attributable to (i) cash received from a trustee of $310,538, which was recovered from allowance for the class action lawsuit; as well as (ii) the write-down of the investment in Cactus Mining Corp. of $1,000,800 in Fiscal 2001. The Company incurred administrative expenses of $234,565 in Fiscal 2002 as compared to $232,834 in Fiscal 2001.

B. LIQUIDITY AND CAPITAL RESOURCES

WORKING CAPITAL

     On June 30, 2005 the Company had a working capital of $11,500 as compared to a working capital of $153,000 at June 30, 2004. As none of the Company's mineral properties have advanced to the commercial production stage and it has no history of earnings or cash flow from operations, the Company relies on the sale of its equity shares for its source of funds. The Company completed a private placement of 1,200,000 Units at a price of $0.05 per Unit for gross proceed of $60,000 on February 14, 2004. Each Unit consists of one Subordinate Voting share in the Capital of the Company and one warrant entitling the holder to acquire one additional Subordinate Voting share at a price of $0.10 until February 13, 2006. Prior to the expiry date of May 30, 2004, 3,211,670 warrants were exercised for proceeds of $160,583 with 1,605,835 Subordinate Voting shares issued from Treasury. Cumulatively, from the Company's inception, it has raised $41,759,052 through the sale of its securities.

     Subsequent to the June 30, 2005 year end, the Company completed a non-brokered private placement of 2,855,455 Subordinate Voting Shares in the capital of the Company at a price of $0.04 per share on December 5, 2005. Gross proceeds were $114,218.20 and will be used for general working capital purposes and payment of debt to related parties.

     The Company's major use of funds has been in connection with its operations and mineral property expenditures. In order to reduce operational and mineral property expenditures, the Company has reduced staff, and sold its major properties. The Company anticipates that it will continue to have losses from operations.

     During the past four years, the Company has reduced its operating costs to approximately $250,000 per annum with additional reductions being achieved in the past two fiscal year with operating costs of $130,000. The Company has no material commitments for capital expenditure in the current fiscal year. The Company, in its opinion, may not have sufficient working capital for the Company's present requirements. If necessary, the Company would seek to obtain additional working capital by way of private placement of equity shares and/or by borrowing requisite funds from shareholders. The Company has no agreements with any third party to provide such financing and no assurance can be given that such financing will be available if needed.

PROPERTY ACQUISITIONS AND DIVESTURES

     The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to complete sufficient work on any properties to determine the existence of gold reserves or, if warranted, to establish the feasibility of production from such reserves. Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and development with the possible loss of properties.

RECENT FINANCINGS

     On December 5, 2005 the Company completed a non-brokered private placement of 2,855,455 Subordinate Voting Shares in the capital of the Company at a price of $0.04 per share. Gross proceeds were $114,218.20 and will be used for general working capital purposes and payment of debt to related parties.

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

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

D. TREND INFORMATION

MARKET RISK SENSITIVE INSTRUMENTS

     The Company does not hold any market risk sensitive instruments other than 75,000 shares of Pinewood Resources Ltd., a British Columbia corporation. These securities are carried at an estimated net realizable value of $1,000. Given the limited impact of foreign currency fluctuations, the Company does not hedge its foreign currency net investments with currency borrowings or other hedging instruments.

E. OFF BALANCE SHEET ARRANGEMENTS

Not applicable.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Not applicable.

G. SAFE HARBOR

Not applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

     The following table provides the full name of the Directors of the Company:

Name and place of residence   Age     Director since
---------------------------   ---   -----------------
Michael Cytrynbaum             64   July 18, 2002
Montreal, Quebec, Canada
Murray F. Kosick               55   May 5, 1999
Victoria, B.C, Canada
Reinhard Siegrist              58   December 16, 1997
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

B. COMPENSATION.

     No executive Officer of the Company other than as detailed below was paid more than $40,000 in compensation during the financial year. The following table provides a summary of the compensation earned by Michael Cytrynbaum during the financial years ended June 30, 2005, June 30, 2004 and June 30, 2003:

SUMMARY COMPENSATION TABLE

                                  ANNUAL COMPENSATION            LONG-TERM COMPENSATION
                         ------------------------------------   ------------------------
NAME AND                                         OTHER ANNUAL   SECURITIES UNDER OPTIONS
PRINCIPAL POSITION       YEAR   SALARY   BONUS   COMPENSATION          GRANTED(#)
----------------------   ----   ------   -----   ------------   ------------------------
Michael Cytrynbaum (1)   2005   Nil      Nil      $72,000(2)
President                2004   Nil      Nil      $67,000(2)
                         2003   Nil      Nil      $94,000(2)             500,000

(1)  Michael Cytrynbaum was appointed President of the Company on July 18, 2002.

(2)  The amount shown was paid to First Fiscal Management Ltd.

STOCK OPTION PLAN

     At the annual meeting held in December 1996 the shareholders of the Company approved the adoption of a Stock Option Plan (the "Plan") designed to enable the Company to attract, retain and motivate qualified employees. Certain amendments to the Plan were approved by our shareholders in December 1999. As amended, the Plan allows us to grant options to present and former Directors, Officers, employees, consultants and advisors. The Plan is administered by our Board of Directors which is authorized to decide to whom options may be granted, the number of options granted to any person, the exercise price, which may not be less than $0.15 per share, the term (which may not be longer than 10 years from the date of grant) and any restrictions upon exercise. A maximum of 3,000,000 Subordinate Voting shares may be made subject to options under the Plan. There are currently 1,625,000 outstanding options, all exercisable at US$0.20 per Subordinate Voting share. 300,000 of the outstanding options expire on December 31, 2006 and the remaining 1,325,000 expire on or before December 31, 2005. These 1,325,000 outstanding options are held by our Directors and senior Officers. No options were exercised in the financial year ended June 30, 2005.

     No new options were granted during the current fiscal year. However, the expiration date on a grant of 300,000 options to a consultant was extended from December 31, 2004 to December 31, 2006. The following table sets forth certain information regarding the outstanding options at June 30, 2005:

                            SUBORDINATE                                           VALUE OF
                        VOTING SHARES UNDER                              UNEXERCISED IN THE MONEY
                        OPTION JUNE 30, 2005     EXERCISE   EXPIRATION    OPTIONS AT JUNE 30, 2005
HOLDERS              EXERCISABLE/UNEXERCISABLE     PRICE       DATE      EXERCISABLE/UNEXERCISABLE
-------              -------------------------   --------   ----------   -------------------------
MICHAEL CYTRYNBAUM           500,000/0             $0.20     12/31/05             Nil/Nil
REINHARD SIEGRIST            250,000/0             $0.20     12/31/05             Nil/Nil
CARLO CIVELLI                250,000/0             $0.20     12/31/05             Nil/Nil
BARBARA WEST                  25,000/0             $0.20     12/31/05             Nil/Nil
JOAN JAMIESON                 50,000/0             $0.20     12/31/05             Nil/Nil
MURRAY KOSICK                250,000/0             $0.20     12/31/05             Nil/Nil
GORDON ELLIS                 300,000/0             $0.20     12/31/06             Nil/Nil

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

D. EMPLOYEES

     At the end of the year ended June 30, 2005, the Company had no employees.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

     As far as is known, the Company is not directly or indirectly owned or controlled by any corporation or by any foreign government. The following table sets forth certain information, as at November 30, 2005, concerning (i) persons and companies that own outstanding shares of record or are known by the Company to own beneficially, directly or indirectly, more than 5% of the outstanding shares and (ii) beneficial ownership of outstanding shares by the Company's
Directors:

                                           NUMBER OF SHARES BENEFICIALLY OR         PERCENTAGE
NAME AND ADDRESS  OF SHAREHOLDER                    DIRECTLY OWNED                   OF CLASS
---------------------------------   ---------------------------------------------   ----------
Carlo Civelli                       1,316,114 Subordinate Voting shares                 5.2%
                                    2,250,000 Variable Multiple Voting shares (1)      75.0%

Dr. Murray F. Kosick                1,009,001 Subordinate Voting shares (2)             4.0%
                                    250,000 Variable Multiple Voting shares             8.3%

Officers and Directors as a Group   3,175,115 Subordinate Voting shares                12.7%
(3 people)                          2,500,000 Variable Multiple Voting shares (4)      83.3%

1. Includes 250,000 options to acquire Subordinate Voting shares (see Item 6. Directors, Senior Management And Employees-Stock Option Plan). Does not include 600,000 warrants to purchase 600,000 Subordinate Voting shares exercisable at $0.10 expiring on February 13, 2006 held by Clarion Finanz A.G.

2. Includes 250,000 options to acquire Subordinate Voting shares (see Item 6. Directors, Senior Management And Employees-Stock Option Plan). Does not include 200,000 warrants to purchase 200,000 Subordinate Voting shares exercisable at $0.10 expiring on February 13, 2006.

3. The Directors and Officers as a group control or direct 51.5 % of the total voting rights of the shares of the Company.

OPTIONS TO PURCHASE SECURITIES FROM THE COMPANY OR SUBSIDIARIES

     Please refer to "Item 6. Directors, Senior Management and Employees" for a detailed discussion of the Company's Stock Option Plan and outstanding options.

SHARE PURCHASE WARRANTS

     As at October 31, 2005 there were 1,200,000 share purchase warrants outstanding. These 1,200,000 share purchase warrants entitle the holders to purchase 1,200,000 Subordinate Voting Shares at $0.10 and expire on February 13, 2006.

SHARES HELD IN THE UNITED STATES

     The following table indicates the approximate number of record holders of shares as at December 9, 2005, the number of record holders of shares with United States addresses and the portion and percentage of shares so held in the United States. On such date, 27,824,972 Subordinate Voting shares in the capital of the Company and 3,000,000 Variable Multiple Voting shares were outstanding.

   TOTAL       NUMBER OF     NUMBER OF    PERCENTAGE OF
  NUMBER      REGISTERED    SHARES HELD    SHARES HELD
OF HOLDERS   U.S. HOLDERS   IN THE U.S.    IN THE U.S.
----------   ------------   -----------   -------------
    649           512        10,474,503       37.64%

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

B. RELATED PARTY TRANSACTIONS

     During the years ended June 30, 2005, 2004, 2003 and 2002 the Company paid consulting or administration fees to the following Directors or Officers:

NAME                                2005      2004      2003      2002
----                              -------   -------   -------   -------
A.C. Eilers & Associates(1)                                     $ 7,677
Buzz Communications Inc.(1)                                     $15,995
First Fiscal Management Ltd.(2)   $72,035   $67,200   $94,390

1. A company controlled by Anne Eilers, President of the Company prior to 2003.

2.   A company controlled by Michael Cytrynbaum.

     During the period from July 1, 2005 to the date hereof, none of the Directors, Officers, of the Company or their respective associates have been indebted to the Company. Please also refer to Item 6. above.

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

                                          HIGH     LOW     VOLUME
                                         -----   -------   ------
FIRST QUARTER ENDED SEPTEMBER 30, 2005   $0.04   $  0.03      0
FISCAL YEAR ENDED JUNE 30, 2004          $0.04   $  0.03      0
FOURTH QUARTER                           $0.04   $  0.03      0
THIRD QUARTER                            $0.04   $  0.03      0
SECOND QUARTER                           $0.04   $  0.03      0
FIRST QUARTER                            $0.07   $  0.05      0
FISCAL YEAR ENDED JUNE 30, 2004          $0.25   $  0.02      0
FOURTH QUARTER                           $0.13   $  0.02      0
THIRD QUARTER                            $0.20   $  0.09      0
SECOND QUARTER                           $0.16   $  0.12      0
FIRST QUARTER                            $0.25   $  0.16      0
FISCAL YEAR ENDED JUNE 30, 2003          $0.35   $  0.06      0
FOURTH QUARTER                           $0.35   $  0.06      0
THIRD QUARTER                            $0.12   $  0.08      0
SECOND QUARTER                           $0.25   $  0.10      0
FIRST QUARTER                            $0.16   $  0.05      0
FISCAL YEAR ENDED JUNE 30, 2002          $0.17   $  0.08      0
FISCAL YEAR ENDED JUNE 30, 2001          $0.55   $0.0625      0

     The following table sets forth the high and low market prices for each month during the most recent six months:

                  HIGH    LOW
                 -----   -----
OCTOBER 2005     $0.04   $0.04
SEPTEMBER 2005   $0.04   $0.04
AUGUST 2005      $0.04   $0.04
JULY 2005        $0.04   $0.04
JUNE 2005        $0.04   $0.04
MAY 2005         $0.04   $0.04

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

ITEM 15. CONTROLS AND PROCEDURES

     As of the end of the period covered by this Annual Report on Form 20-F, we conducted an evaluation (under the supervision and with the participation of our management, including the President, who acts as our principal executive officer and principal financial officer), pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the evaluation, our President concluded that as of the Evaluation Date (the "Evaulation Date"), such disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

     There have not been any changes in the Company's internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonable likely to materially affect, the Company's internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our board of directors has not, as yet, formally certified any of its members as an audit committee financial expert, because it believes that such a step is unnecessary at this time due to the Company's limited operations.

ITEM 16B. CODE OF ETHICS

     Our board of directors not, as yet, adopted a formal code of ethics for our President. The board believes that our existing internal control procedures and current business practices are adequate to promote honest and ethical conduct and to deter wrongdoing on the part of these executives.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Pannell Kerr Forster served as our auditors for the year ended June 30, 2005. Steele & Co. served as our auditors for the year ended June 30, 2003. The following tables set forth the aggregate fees for professional services rendered by both firms to us in 2005 and 2004.

                                       AUDIT-RELATED                      ALL
                          AUDIT FEES        FEES         TAX FEES     OTHER FEES
                       -------------   -------------   -----------   ------------
                        2005    2004    2005    2004   2005   2004    2005   2004
                       -----   -----   -----   -----   ----   ----   -----   ----
Pannell Kerr Forster   7,000   7,000       0       0      0      0       0     0
Steele & Co.               0       0   2,900   1,400    170    185   4,180     0

We have introduced procedures for the review and pre-approval of any services performed by Pannell Kerr Forster. The procedures require that all proposed engagements of Pannell Kerr Forster for audit and permitted non-audit services are submitted to the board of directors for approval prior to the beginning of any such services. During Fiscal 2005, the board of directors approved 100% of the audit, non-audit and tax fees.

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

INDEX TO FINANCIAL STATEMENTS                                               Page
-----------------------------                                               ----
Auditors' Report dated October 13, 2005..................................    30
Comments by Auditors for U.S. Readers on Canada-US Reporting Conflict....    30
Balance Sheets dated June 30, 2005 and 2004..............................    31
Statement of Operations and Deficit for the years ended June 30, 2005,
   2004 and 2003.........................................................    32
Statements of Cash Flows for the years ended June 30, 2005, 2004 and
   2003..................................................................    33
Notes to the Financial Statements for the years ended June 30, 2005......    34

ITEM 18. FINANCIAL STATEMENTS

The Company has elected to report under Item No. 17.

ITEM 19. EXHIBITS

The following exhibits are filed with this report:

Exhibit Number   Description
--------------   -----------
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

4.4****          Agreement and Mutual Release dated December 8, 2002

12.1             Certification of Chief Executive Officer pursuant to Section
                 302 of the Sarbanes-Oxley Act of 2002

12.2             Certification of Chief Financial Officer pursuant to Section
                 302 of the Sarbanes-Oxley Act of 2002

13.1             Certification of Chief Executive Officer pursuant to Section
                 906 of the Sarbanes-Oxley Act of 2002

13.3             Certification of Chief Financial Officer pursuant to Section
                 906 of the Sarbanes-Oxley Act of 2002

* Incorporated by reference to the Company's Registration Statement on Form 20-F, file number 0-24570, as filed on September 30, 1994.

** Incorporated by reference to the Company's Annual Report on Form 20-F, as filed on December 24, 1999.

*** Incorporated by reference to the Company's Annual Report on Form 20-F, as filed on November 29, 2002.

**** Incorporated by reference to the Company's Annual Report on Form 20-F, as filed on December 1, 2003.

                                                            CENTRAL MINERA CORP.
                                               (A PRE-EXPLORATORY STAGE COMPANY)

                                                            FINANCIAL STATEMENTS

                                                                   JUNE 30, 2005

                                                     (EXPRESSED IN U.S. DOLLARS)

PANNELL KERR FORSTER

                                                        (PKF INTERNATIONAL LOGO)

                                                      7th Floor, Marine Building
                                                             355 Burrard Street,
                                                                Vancouver, B.C.,
                                                                 Canada, V6C 2G8
                                                         Telephone: 604.687.1231
                                                         Facsimile: 604.688.4675

                                AUDITORS' REPORT

TO THE SHAREHOLDERS OF CENTRAL MINERA CORP.

We have audited the balance sheets of Central Minera Corp. (a pre-exploratory stage company) as at June 30, 2005 and 2004 and the statements of operations and deficit and cash flows for the years ended June 30, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The financial statements for the year ended June 30, 2003 were audited by other auditors who expressed an opinion without reservation in their report dated September 9, 2003.


/s/ Pannell Kerr Forster
-------------------------------------
Chartered Accountants
(registered with the PCAOB as "Smythe Ratcliffe")
Vancouver, Canada
October 13, 2005

COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going-concern, such as that described in
Note 1 of these financial statements. Our report to the shareholders dated October 13, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainties in the auditors' report when the uncertainties are adequately disclosed in the financial statements.


/s/ Pannell Kerr Forster
-------------------------------------
Chartered Accountants
(registered with the PCAOB as "Smythe Ratcliffe")
Vancouver, Canada
October 13, 2005

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

BALANCE SHEETS
(EXPRESSED IN U.S. DOLLARS)

JUNE 30,

                                                     2005           2004
                                                 ------------   ------------
ASSETS

   CURRENT
      CASH AND TERM DEPOSITS (NOTE 5)            $     30,464   $    161,322
      ACCOUNTS RECEIVABLE                               8,169          7,049
      MARKETABLE SECURITIES                             1,000          2,000
      PREPAID EXPENSES                                 26,830          4,141
                                                 ------------   ------------
                                                       66,463        174,512
   EQUIPMENT (NOTE 6)                                     918          1,476
   MINERAL PROPERTIES AND INTERESTS (NOTE 7)                2              2
                                                 ------------   ------------
                                                 $     67,383   $    175,990
                                                 ============   ============
LIABILITIES

   CURRENT
      ACCOUNTS PAYABLE AND ACCRUED LIABILITIES   $     15,747   $     21,552
      ACCOUNTS PAYABLE - RELATED PARTY                 39,287             --
                                                 ------------   ------------
                                                       55,034         21,552
                                                 ------------   ------------
SHARE CAPITAL AND DEFICIT

   SHARE CAPITAL (NOTE 8)
      VARIABLE MULTIPLE VOTING SHARES                 300,000        300,000
      SUBORDINATE VOTING SHARES                    41,759,052     41,759,052
   CONTRIBUTED SURPLUS ARISING FROM
      STOCK-BASED COMPENSATION (NOTE 8)                 9,073          9,073
   DEFICIT                                        (42,055,776)   (41,913,687)
                                                 ------------   ------------
                                                       12,349        154,438
                                                 ------------   ------------
                                                 $     67,383   $    175,990
                                                 ============   ============

GOING CONCERN CONSIDERATIONS (NOTE 1)
RELATED PARTY TRANSACTIONS (NOTE 9)
COMMITMENTS (NOTE 10)

APPROVED BY THE DIRECTORS

"Michael Cytrynbaum"

"Murray Kosick"

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

STATEMENTS OF OPERATIONS AND DEFICIT
(EXPRESSED IN U.S. DOLLARS)

YEAR ENDED JUNE 30,

                                     CUMULATIVE
                                    TO JUNE 30,
                                        2005          2005          2004          2003
                                    -----------   -----------   -----------   -----------
ADMINISTRATION EXPENSES

   ACCOUNTING AND AUDIT             $   719,566   $    13,591   $    12,620   $     8,141
   AMORTIZATION                         283,502           558           633           372
   CONSULTING FEES                    1,971,964        88,106        82,736       107,304
   LEGAL                              1,871,745        19,791         8,202       129,860
   OFFICE                               938,353         5,298         5,680         5,912
   RENT                                 726,425            --            --           153
   SALARIES AND BENEFITS                292,748            --         1,496        11,854
   TRANSFER AGENT AND FILING FEES       186,187         9,046        15,379        16,345
   TRAVEL AND PROMOTION               1,222,278         2,964         3,413        21,372
                                    -----------   -----------   -----------   -----------
                                      8,212,768       139,354       130,159       301,313
                                    -----------   -----------   -----------   -----------
INTEREST AND OTHER INCOME            (1,518,384)         (476)          (70)       (7,249)
LOSS (GAIN) ON FOREIGN EXCHANGE          46,668         2,119           625       (11,572)
WRITE-DOWN OF INVESTMENT IN
   PRIVATE COMPANY (NOTE 7)           1,000,799            --            --            --
LOSS (GAIN) ON SALE AND WRITE-
   DOWN OF MARKETABLE SECURITIES         (6,310)        1,092         6,559         2,079
WRITE-DOWN OF MINERAL PROPERTIES
   (NOTE 7)                          24,724,778            --            --           741
LOSS ON SALE OF PROPERTY AND
   EQUIPMENT                             11,307            --            --            --
SETTLEMENT OF LAWSUITS,
   NET OF (RECOVERIES)                  729,038            --            --       (99,424)
LOSS ON SALE OF SUBSIDIARY            8,855,112            --            --            --
                                    -----------   -----------   -----------   -----------
                                     33,843,008         2,735         7,114      (115,425)
                                    -----------   -----------   -----------   -----------
NET LOSS FOR THE PERIOD              42,055,776       142,089       137,273       185,888
DEFICIT BEGINNING OF THE PERIOD              --    41,913,687    41,776,414    41,590,526
                                    -----------   -----------   -----------   -----------
DEFICIT END OF THE PERIOD           $42,055,776   $42,055,776   $41,913,687   $41,776,414
                                    ===========   ===========   ===========   ===========
BASIC AND DILUTED LOSS PER SHARE                  $       .01   $       .01   $       .01
                                                  ===========   ===========   ===========
WEIGHTED AVERAGE NUMBER OF SHARES
   OUTSTANDING                                     27,969,517    25,490,936    21,826,240
                                                  ===========   ===========   ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

STATEMENTS OF CASH FLOW
(EXPRESSED IN U.S. DOLLARS)

YEAR ENDED JUNE 30,

                                                     CUMULATIVE
                                                     TO JUNE 30,
                                                        2005          2005        2004        2003
                                                    ------------   ---------   ---------   ---------
CASH PROVIDED (USED) BY OPERATING ACTIVITIES
   NET LOSS FOR THE PERIOD                          $(42,055,776)  $(142,089)  $(137,273)  $(185,888)
   ITEMS NOT INVOLVING CASH AMORTIZATION                 283,502         558         633         372
      LOSS ON SALE OF SUBSIDIARY                       8,855,112          --          --          --
      LOSS ON SALE OF PROPERTY AND EQUIPMENT              11,307          --          --          --
      WRITE-DOWN OF INVESTMENT IN PRIVATE COMPANY      1,000,799          --          --          --
      WRITE-DOWN OF MINERAL PROPERTIES                24,724,777          --          --         741
      STOCK COMPENSATION EXPENSE                           9,073          --          --       9,073
      SHARE CONSIDERATION PAYABLE INCLUDED IN
         SETTLEMENT OF LAWSUITS                          375,000          --          --          --
                                                    ------------   ---------   ---------   ---------
                                                      (6,796,206)   (141,531)   (136,640)   (175,702)
   NET CHANGE IN NON-CASH WORKING CAPITAL ITEMS
      ACCOUNTS RECEIVABLE                                 (8,169)     (1,120)     12,094     (10,214)
      PREPAID EXPENSES                                   (26,830)    (22,689)     (4,141)         --
      MARKETABLE SECURITIES                               (1,000)      1,000       6,513      (2,095)
      ACCOUNTS PAYABLE AND
      ACCRUED LIABILITIES                                 55,034      33,482      (2,657)    (51,081)
                                                    ------------   ---------   ---------   ---------
                                                      (6,777,171)   (130,858)   (124,831)   (239,092)
                                                    ------------   ---------   ---------   ---------
FINANCING ACTIVITIES
   LOAN AND CONVERTIBLE
   DEBENTURES PAYABLE                                         --          --    (300,000)     30,251
   FUNDS HELD IN TRUST                                        --          --          --     175,000
   SHARES ISSUED FOR CASH, LOAN AND CONVERTIBLE
      DEBENTURES                                      25,934,051          --     520,584      96,611
                                                    ------------   ---------   ---------   ---------
                                                      25,934,051          --     220,584     301,862
                                                    ------------   ---------   ---------   ---------
INVESTING ACTIVITIES
   MINERAL PROPERTIES                                (17,311,378)         --          --        (741)
   INVESTMENT IN PRIVATE COMPANY                      (1,000,799)         --          --          --
   PURCHASE OF PROPERTY AND EQUIPMENT                   (814,239)         --          --      (2,481)
                                                    ------------   ---------   ---------   ---------
                                                     (19,126,416)         --          --      (3,222)
                                                    ------------   ---------   ---------   ---------
CHANGE IN CASH FOR THE PERIOD                             30,464    (130,858)     95,753      59,548
CASH AND TERM DEPOSITS BEGINNING OF THE PERIOD                --     161,322      65,569       6,021
                                                    ------------   ---------   ---------   ---------
CASH AND TERM DEPOSITS END OF THE PERIOD            $     30,464   $  30,464   $ 161,322   $  65,569
                                                    ============   =========   =========   =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
(EXPRESSED IN U.S. DOLLARS)

JUNE 30, 2005

1.   GOING CONCERN CONSIDERATIONS

     These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations. Different bases of measurement may be appropriate when a company is not expected to continue operations for the foreseeable future. As at October 13, 2005, the Company had not reached a level of operations which would finance day-to-day activities. The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations.

     For the years ended June 30, 2005, 2004 and 2003, the Company sustained operating losses of $142,089, $137,273 and $185,888 respectively.

2.   CONTINUING OPERATIONS

     The Company is incorporated under the laws of Yukon Territory of Canada. The principal business activity is the acquisition, exploration and pre-exploratory of mineral properties. At the Company's annual general meeting in December, 2002, the shareholders approved the consolidation of the Company's shares to a maximum ratio of 1:20 and to change its domicile. The directors are authorized to implement these changes at their discretion. No changes have been implemented.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a.   Marketable Securities

          Marketable securities in public companies are carried in the accounts at the lesser of estimated net realizable value and cost.

     b.   Mineral Properties and Interests

          The Company accounts for its mineral properties whereby all direct costs relative to the acquisition are capitalized and all exploration and pre-exploratory expenditures are expensed until an economic feasibility study is completed. All pre-production revenue and option proceeds received are first credited against the costs of the related property, with any excess credited to earnings. Once commercial production has commenced, the net costs of the applicable property are charged to operations using the unit-of-production method based on reserves. On an ongoing basis, the Company evaluates each property based on results to date to determine the nature of exploration work that is warranted in the future. If there is little prospect of future work being carried out on a property, the costs related to that property are written down to the estimated amount recoverable.

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
(EXPRESSED IN U.S. DOLLARS)

JUNE 30, 2005

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     b.   Mineral Properties and Interests (Continued)

          The Company's mineral properties are in the exploration stage and it has not yet been determined whether or not the properties contain ore reserves that are economically recoverable. The amounts shown for mineral properties are not intended to reflect present or future values. The recoverability of the investment in these properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the mineral properties, the ability of the Company to finance their pre-exploratory and upon future profitable production.

     c.   Foreign Currency Translation

          The Company's operations have been translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities have been translated at the period end exchange rates. Non-monetary assets and liabilities have been translated using historical rates of exchange. Revenues and expenses have been translated into U.S. dollars at the average rate of exchange prevailing during the period, except for amortization, which is translated at exchange rates applicable to the related asset. Translation gains or losses are included in the determination of earnings (loss).

     d.   Loss Per Share

          Loss per share has been calculated using the weighted average number of shares outstanding.

     e.   Use of Estimates

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

     f.   Equipment

          Equipment is recorded at cost. The cost, less the salvage or residual value, is charged to income over its estimated useful life, using the declining balance method:

           Office furniture and equipment     declining balance at 30% per annum

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
(EXPRESSED IN U.S. DOLLARS)

JUNE 30, 2005

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     g.   Incentive Stock Options

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

     h.   Income Taxes

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

     i.   Cumulative and Comparative Figures

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

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
(EXPRESSED IN U.S. DOLLARS)

JUNE 30, 2005

4. FINANCIAL INSTRUMENTS (CONTINUED)

     The Company translates the results of its operations into U.S. currency using rates approximating the rate of exchange prevailing on the transaction date. The exchange rate may vary from time to time. Translation gains or losses are included in the determination of earnings (loss).

5. CASH AND TERM DEPOSITS

     The Company maintains its cash balances in various currencies. At the year end, the currencies held and the United States equivalents were as follows:

                     2005      2004
                   -------   --------
Canadian dollars   $10,321   $  4,179
U.S. dollars        20,143    157,143
                   -------   --------
                   $30,464   $161,322
                   =======   ========

6. EQUIPMENT

                                   2005      2004
                                 -------   -------
Office furniture and equipment   $ 2,481   $ 2,481
Accumulated amortization          (1,563)   (1,005)
                                 -------   -------
Net book value                   $   918   $ 1,476
                                 =======   =======

7. MINERAL PROPERTIES AND INTERESTS

     a.   Investment in Private Company

          The Company owns a 14.75% interest in a private company incorporated in Nevada, U.S.A. The Nevada company is in the pre-exploratory stage and is exploring properties in southern Nevada (the "Eldorado Project"). It is unlikely that any benefit will accrue to the Company during the pre-exploratory stages and the Company's investment of $1,000,800 has been written down to a nominal value.

     b.   Mineral Property Interests

          The Company has abandoned its mineral interests in Canada, Mexico, Nicaragua and Nevada and all property-related costs have been expensed.

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
(EXPRESSED IN U.S. DOLLARS)

JUNE 30, 2005

8. SHARE CAPITAL

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

     b.   Issued

                                      SHARE
                                      PRICE     SHARES     CONSIDERATION
                                      -----   ----------   -------------
Variable Multiple Voting Shares
   Balance June 30, 2003                              --   $        --
   Shares issued
      For conversion of debentures     $.10    3,000,000       300,000
                                               ---------   -----------
   Balance June 30, 2005 and 2004              3,000,000   $   300,000
                                               =========   ===========

Subordinate Voting Shares
   Balance June 30, 2003                      22,163,682   $41,538,468
   Shares issued
      For cash - Private placement     $.05    1,200,000        60,000
      For cash - Warrants exercised    $.10    1,605,835       160,584
                                              ----------   -----------
   Balance June 30, 2005 and 2004             24,969,517   $41,759,052
                                              ==========   ===========

     No shares were issued during the 2005 fiscal year.

     c.   Incentive Stock Options

          The Company has a stock option plan for which options granted under the plan generally have a maximum term of ten years. The exercise price of each option equals the market price of the Company's shares on the date of the grant.

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
(EXPRESSED IN U.S. DOLLARS)

JUNE 30, 2005

8.   SHARE CAPITAL (CONTINUED)

     c.   Incentive Stock Options (Continued)

          Details of director, employee and consultant share purchase options are as follows:

                                JUNE 30, 2005          JUNE 30, 2004
                            --------------------   --------------------
                                        WEIGHTED               WEIGHTED
                                         AVERAGE                AVERAGE
                            NUMBER OF   EXERCISE   NUMBER OF   EXERCISE
                             OPTIONS      PRICE     OPTIONS      PRICE
                            ---------   --------   ---------   --------
Balance beginning of        1,625,000     $.20     1,925,000     $.20
   the period Cancelled            --     $ --      (300,000)    $.20
                            ---------     ----     ---------     ----
Balance end of the period   1,625,000     $.20     1,625,000     $.20
                            =========     ====     =========     ====

 BALANCE              BALANCE
 JUNE 30,             JUNE 30,   EXERCISE
   2004     CHANGE      2005       PRICE       EXPIRY DATE
---------   ------   ---------   --------   -----------------
  300,000     --       300,000     $.20     December 31, 2006
1,325,000     --     1,325,000     $.20     December 31, 2005
---------    ---     ---------
1,625,000     --     1,625,000
=========    ===     =========

     During the year, the expiry date of options to acquire 300,000 shares was extended to December 31, 2006 from December 31, 2004. As at June 30, 2005, the weighted average remaining contractual life of the stock options is 8 months.

     The Company is required to disclose the pro-forma effects on net loss and net loss per share data as if the Company had elected to use the fair value approach to account for its incentive stock options plans as described in
     Note 3(f). For 2003, if this approach had been applied, the Company's net loss and net loss per share would have been as below:

Loss for the year, as reported                     $185,888
Add fair value of stock based compensation           32,540
Less intrinsic value of stock based compensation         --
                                                   --------
Pro-forma loss for the year                        $218,428
                                                   ========
Basic and fully diluted loss per share
   As reported                                     $    .01
   Pro-forma                                       $    .01

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
(EXPRESSED IN U.S. DOLLARS)

JUNE 30, 2005

8.   SHARE CAPITAL (CONTINUED)

     c.   Incentive Stock Options (Continued)

          The fair value for the options was estimated using the Black-Scholes option pricing model assuming: no expected dividends; interest rate:
          3.79%, term: 1 1/2years; and share price volatility: 100%.

          Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

     d.   Share Purchase Warrants

                                      JUNE 30, 2005           JUNE 30, 2004
                                  ---------------------   ---------------------
                                               WEIGHTED                WEIGHTED
                                               AVERAGE                 AVERAGE
                                   NUMBER OF   EXERCISE    NUMBER OF   EXERCISE
                                   WARRANTS      PRICE     WARRANTS     PRICE
                                  ----------   --------   ----------   --------
Balance beginning of the period    5,166,114     $.10      6,969,454     $.18
   Issued                                 --     $ --      4,200,000     $.10
   Exercised                              --     $ --     (3,211,670)    $.18
   Lapsed                         (3,966,114)    $.10     (2,791,670)    $.18
                                   ---------     ----      ---------     ----
Balance end of the period          1,200,000     $.10      5,166,114     $.10
                                   =========     ====      =========     ====

 BALANCE                  BALANCE
 JUNE 30,                 JUNE 30,    EXERCISE
   2004       CHANGE        2005        PRICE        EXPIRY DATE
---------   ----------   ---------   ----------   -----------------
3,000,000   (3,000,000)         --   $.10 / 1wt   July 31, 2004
  966,114     (966,114)         --   $.10 / 1wt   June 5, 2005
1,200,000           --   1,200,000   $.10 / 1wt   February 13, 2006
---------   ----------   ---------
5,166,114   (3,966,114)  1,200,000
=========   ==========   =========

     As at June 30, 2005, the weighted average remaining contractual life of the warrants is 7 months.

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
(EXPRESSED IN U.S. DOLLARS)

JUNE 30, 2005

9.   RELATED PARTY TRANSACTIONS

     Related party transactions not separately disclosed elsewhere in these financial statements were as follows:

                                                        2005      2004      2003
                                                      -------   -------   -------
Consulting or other fees paid to directors/officers
   or to companies controlled by directors/officers   $72,035   $67,200   $94,390
                                                      =======   =======   =======

10.  COMMITMENTS

     The Company has entered into a management agreement, with a company controlled by a director, which requires minimum annual payments of approximately $146,000 ($180,000 Cdn). The agreement contains a clause requiring a termination payment of approximately $73,000 ($90,000 Cdn). The corporate related party has voluntarily reduced the monthly fee to $6,000 (Cdn. $7,500) commencing March, 2003 (Note 9).

11.  INCOME TAXES

     The income taxes shown on the statements of operations and deficit differ from the amounts calculated by applying the combined Canadian Federal and Provincial statutory rates due to the following:

                                              2005       2004       2003
                                            --------   --------   --------
Income tax recovery at statutory rates      $(51,152)  $(50,269)  $(71,790)
Write-down and loss on investments               393      2,402        803
Amortization timing differences and other     (2,101)    (1,822)    17,909
Benefit of income tax losses which has
   not been recognized                        52,860     49,689     53,078
                                            --------   --------   --------
                                            $     --   $     --   $     --
                                            ========   ========   ========

     Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of future tax assets are as follows:

                                         2005          2004
                                     -----------   -----------
Non-capital losses carried forward   $ 1,175,985   $ 1,207,263
Resource-related expenditures            142,434       132,478
Investment losses                      4,727,213     4,396,786
                                       6,045,632     5,736,527
Less: Valuation allowance             (6,045,632)   (5,736,527)
                                     -----------   -----------
Net future income tax assets         $        --   $        --
                                     ===========   ===========

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
(EXPRESSED IN U.S. DOLLARS)

JUNE 30, 2005

11.  INCOME TAXES (CONTINUED)

     As at June 30, 2005, the Company has operating losses of approximately $3,267,000, resource-related expenditures of approximately $396,000, and capital losses of approximately $13,131,000 available for carry-forward to reduce future years' taxable income. No future income tax benefit has been recognized in the accounts. The availability of the operating losses expires as follows:

2006   $1,976,000
2007      491,000
2009      347,000
2010      134,000
2014      156,000
2015      163,000
       ----------
       $3,267,000
       ==========

12. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("U.S. GAAP")

     These financial statements have been prepared in accordance with accounting principles generally accepted in Canada. A description of accounting principles that differ in certain respects from United States generally accepted accounting principles follows:

     a.   Stock-Based Compensation

          The Company has elected, commencing with the year ended June 30, 2004, to account for stock-based compensation using SFAS 123 and 123(R), as amended December 2004. Accordingly, compensation cost for stock options is measured at the fair value of options granted. For the year ended June 30, 2003, the Company elected to apply the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB No. 25") "Accounting for Stock Issued to Employees" for measuring the value of stock-based compensation. The intrinsic value-based method requires that compensation expense be recorded at the time of granting an option for the excess of the quoted market price over the option exercise price. If a stock option is not exercised, the compensation expense recorded in the previous period is reversed by decreasing the compensation expense in the period of forfeiture. No compensation expense was required to be recognized for those years.

     b.   Other Accounting Standards

          i. The Company has adopted the Statement of Financial Accounting Standards No. 130 ("SFAS 130") "Reporting Comprehensive Income" with no impact on U.S. GAAP differences.

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
(EXPRESSED IN U.S. DOLLARS)

JUNE 30, 2005

12. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("U.S. GAAP") (CONTINUED)

     b.   Other Accounting Standards (Continued)

          ii. The Company does not have any derivative or hedging instruments and, therefore, Statement of Financial Accounting Standards No. 149 ("SFAS 149") "Accounting for Derivative Instruments and Hedging Activity" has no impact on U.S. GAAP differences.

               The adoption of these new pronouncements is not expected to have an effect on the financial position or results of operations.

     The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and deficit is summarized below:

June 30,                                      2005           2004           2003
--------                                  ------------   ------------   ------------
Share capital under Canadian GAAP         $ 42,059,052   $ 42,059,052   $ 41,538,469
Adjustment for APB No. 25                       12,490         12,490         12,490
                                          ------------   ------------   ------------
Share capital under U.S. GAAP             $ 42,071,542   $ 42,071,542   $ 41,550,959
                                          ============   ============   ============

Deficit under Canadian GAAP               $(42,055,776)  $(41,913,687)  $(41,776,414)
Adjustment for APB No. 25                      (12,490)       (12,490)       (12,490)
                                          ------------   ------------   ------------
Deficit under U.S. GAAP                   $(42,068,266)  $(41,926,177)  $(41,788,904)
                                          ============   ============   ============

Loss for the period under Canadian GAAP   $   (142,089)  $   (137,273)  $   (185,888)
Adjustment for APB No. 25                           --             --          9,073
                                          ------------   ------------   ------------
Comprehensive loss under U.S. GAAP        $   (142,089)  $   (137,273)  $   (176,815)
                                          ============   ============   ============

Basic and diluted loss per share under
   U.S. GAAP                              $       (.01)  $       (.01)  $       (.01)
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

                                        Central Minera Corp.


                                        By: /s/ MICHAEL CYTRYNBAUM
                                            ------------------------------------
                                        Name: Michael Cytrynbaum
                                        Title: President and Chief Executive
                                               Officer

Dated: December 26, 2005