Form 20-F
period 2006-06-30
CENTRAL MINERA CORP
filed 2006-12-29
CIK 927426

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

      For Fiscal Year Ended June 30, 2006

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

      For the Transition Period from _____________ to _______________

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

As of June 30, 2006, the Registrant had 41,873,339 Subordinate Voting shares (previously Common Shares prior to redesignation) outstanding. As of June 30, 2006, the Registrant had 3,000,000 Variable Multiple Voting shares outstanding.

Indicate by check mark if the registrant is a well-know seasoned issued, as defined in Rule 405 of the Securities Act.

Yes [ ]    No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [ ]   No [X]

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

Yes [X]   No [ ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer [ ]   Accelerated filer [ ]   Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [X] Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.

Yes [ ]   No [X]

(APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes [X]   No [ ]

================================================================================

Central Minera Form 20F December 2006

TABLE OF CONTENTS

                                                                                                      Page
                                                                                                      ----
PART I

Item 1.       Identity of Directors, Senior Management and Adviser..................................    3
Item 2.       Offer Statistics and Expected Timetable...............................................    3
Item 3.       Key Information.......................................................................    3
Item 4.       Information on the Company............................................................    7
Item 5.       Operating and Financial Review and Prospects..........................................    9
Item 6.       Directors, Senior Management and Employees............................................   12
Item 7.       Major Shareholders and Related Party Transactions.....................................   15
Item 8.       Financial Information.................................................................   16
Item 9.       The Offer and Listing.................................................................   17
Item 10.      Additional Information................................................................   18
Item 11.      Quantitative and Qualitative Disclosures about Market Risk............................   23
Item 12.      Description of Securities other than Equity Securities................................   24

PART II

Item 13.      Defaults, Dividend Arrearages and Delinquencies.......................................   24
Item 14.      Material Modifications to the Rights of Security Holders and Use of Proceeds..........   24
Item 15.      Controls and Procedures...............................................................   24
Item 16A.     Audit Committee Financial Expert......................................................   24
Item 16B.     Code of Ethics........................................................................   24
Item 16C.     Principal Accountant Fees and Services................................................   25
Item 16D.     Exemption from Listing Standards for the Audit Committee..............................   25
Item 17.      Financial Statements..................................................................   25
Item 18.      Financial Statements..................................................................   26
Item 19.      Exhibits..............................................................................   27
              Signature Page........................................................................   28

Central Minera Form 20F December 2006

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

(In thousands of US dollars except per share amounts)

                                                          2006         2005       2004        2003        2002
                                                         -------     -------    --------     -------     -------
Statements of Loss Data:
  Revenues                                               $     0     $     0    $      0     $   115     $    32
  Net loss - Canadian GAAP                                  (121)       (142)       (137)       (186)       (202)
  Net income (loss) - US GAAP                               (121)       (142)       (137)       (177)       (202)
  Net loss per share - Canadian GAAP                       (0.01)      (0.01)      (0.01)      (0.01)      (0.01)
  Net income (loss) per share - US GAAP                    (0.01)      (0.01)      (0.01)      (0.01)      (0.01)
  Weighted average Common shares outstanding              29,635      27,969      25,490      21,826      21,760
Statements of Cash Flows Data:
  Cash provided by (used in):
     Operating activities-                                  (126)       (141)       (125)       (239)       (120)
     Financing activities-                                   114           -         221         302          95
     Investing activities -                                    -           -           -          (3)          -
Balance Sheet Data (end of period)
  Total Assets                                                37          67         176          95         196
  Net Assets                                                   5          12         154          71         101
  Capital Stock - Canadian GAAP                           42,173      42,060      42,060      41,547      41,442
                - US GAAP                                 42,186      42,072      42,072      41,560      41,463
  Long Term Obligations                                                    -           -         300         250

      The Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). These principles, as applied to the Company, differ in some respects from those generally accepted in the

Central Minera Form 20F December 2006

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

Central Minera Form 20F December 2006

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

      The Company has no other interests at this time.

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

      Most exploration projects do not result in the discovery of commercial ore deposits and no assurance can be given that any particular level of recovery of gold from ore reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically

Central Minera Form 20F December 2006
exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

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

Central Minera Form 20F December 2006

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

  - THE COMPANY CURRENTLY HAS SHARES RESERVED FOR FUTURE ISSUANCE THAT WHEN ISSUED WILL CAUSE AN EQUITY DILUTION TO THE CURRENT STOCKHOLDERS.

      The Company has reserved, as of November 22, 2006, 300,000 Subordinate Voting shares for issuance upon the exercise of incentive stock options (please refer to Item 8.C Stock Option Plan). Furthermore, the Company may enter into commitments in the future, which would require the issuance of additional Subordinate Voting shares and may grant additional stock options and warrants. Issuance of additional shares would be subject to certain regulatory approvals and compliance with applicable securities legislation.

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

Central Minera Form 20F December 2006

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

      The Company has abandoned its mineral interests in Mexico, Nicaragua and Nevada and all property-related costs have been expensed. In the year ended June 30, 2001 the Company wrote down its $1,000,800 investment in Cactus Gold Corp. (a privately held company conducting exploration programs in Nevada). In November, 2005 the directors of the Company were advised that the United States Bureau of Land Management (the "BLM") has launched a challenge to the legality of the 264 unpatented placer mining claims (the "Cactus Claims") held by Cactus Gold Corp. ("Cactus") and located in Clark County, Nevada. Cactus is a private Nevada corporation controlled, directly or indirectly, by Mr. Chuck Ager, in which Central Minera holds a 14.75% minority interest. Central Minera has

Central Minera Form 20F December 2006
been advised that the BLM alleges that Cactus Claims were not located in good faith, but instead, through the fraudulent use of so-called "dummy locators", for the benefit and use of Charles Ager. As a minority shareholder in Cactus, Central Minera is not a party to the claim contest and does not have direct access to all of the information concerning Cactus's defense of the BLM proceedings. The Board of Directors has, however, retained counsel in Nevada to monitor and review the proceedings on its behalf and to advise it as to its options if the BLM prevails.

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

A. OPERATING RESULTS.

YEAR ENDED JUNE 30, 2006 COMPARED TO THE YEAR ENDED JUNE 30, 2005

      During the year ended June 30, 2006 ("Fiscal 2006"), the Company incurred a loss of $121,651 compared with a loss of $142,089 for the year ended June 30, 2005 ("Fiscal 2005"). The Company incurred administrative expenses of $124,617 in Fiscal 2006 as compared to $139,354 in Fiscal 2005. Significant variances are accountable to an increase in consulting fees of $4,765(due to foreign exchange adjustments),a decrease in travel and promotion of $2,964 and legal fees of $13,472.

Central Minera Form 20F December 2006

YEAR ENDED JUNE 30, 2005 COMPARED TO THE YEAR ENDED JUNE 30, 2004

      During the year ended June 30, 2005 ("Fiscal 2005"), the Company incurred a loss of $142,089 compared with a loss of $137,273 for the year ended June 30, 2004 ("Fiscal 2004"). The company incurred administrative expenses of $139,354 in Fiscal 2005 as compared to $130,159 in Fiscal 2004. Significant variances are accountable to an increases in legal expenses of $11,589 and consulting fees of $5,370 and a decrease in transfer agent and filing fees of $6,333.

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

YEAR ENDED JUNE 30, 2003 COMPARED TO THE YEAR ENDED JUNE 30, 2002

      During Fiscal 2003, the Company incurred a loss of $185,888 compared with a loss of $202,622 for the year ended June 30, 2002 ("Fiscal 2002"). This operating loss was partially offset by a one time only payment in settlement of the lawsuit against former management. The company incurred administrative expenses of $301,313 in Fiscal 2003 as compared to $234,565 in Fiscal 2002. Significant variances include: (i) an increase of $66,814 in consulting fees due to the inclusion of office space in the Management Agreement and offset by a decrease in rent of $71,912; (ii) an increase in travel and promotion of $20,373; (iii) and reduction of accounting and audit fees of $15,704; and (iv) and increase in legal expenses of $53,916 and salaries of $11,854.

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

B. LIQUIDITY AND CAPITAL RESOURCES

WORKING CAPITAL

      On June 30, 2006 the Company had a working capital of $4,485 as compared to a working capital of $11,429 on June 30, 2005. As none of the Company's mineral properties have advanced to the commercial production stage and it has no history of earnings or cash flow from operations, the Company relies on the sale of its equity shares for its source of funds. The Company completed a private placement of 1,200,000 Units at a price of $0.05

Central Minera Form 20F December 2006
per Unit for gross proceed of $60,000 on February 14, 2004. Each Unit consists of one Subordinate Voting share in the Capital of the Company and one warrant entitling the holder to acquire one additional Subordinate Voting share at a price of $0.10 until February 13, 2006. Prior to the expiry date of May 30, 2004, 3,211,670 warrants were exercised for proceeds of $160,583 with 1,605,835 Subordinate Voting shares issued from Treasury. Cumulatively, from the Company's inception, it has raised $42,177,427 through the sale of its securities.

      Subsequent to the June 30, 2005 year end, the Company completed a non-brokered private placement of 2,855,455 Subordinate Voting Shares in the capital of the Company at a price of $0.04 per share on December 5, 2005. Gross proceeds were $114,287 and will be used for general working capital purposes and payment of debt to related parties.

      The Company's major use of funds has been in connection with its operations and mineral property expenditures. In order to reduce operational and mineral property expenditures, the Company has reduced staff, and sold its major properties. The Company anticipates that it will continue to have losses from operations.

      During the past three years, the Company has reduced its operating costs to approximately $130,000 per annum. The Company has no material commitments for capital expenditure in the current fiscal year. The Company, in its opinion, may not have sufficient working capital for the Company's present requirements. If necessary, the Company would seek to obtain additional working capital by way of private placement of equity shares and/or by borrowing requisite funds from shareholders. The Company has no agreements with any third party to provide such financing and no assurance can be given that such financing will be available if needed.

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

RECENT FINANCINGS

      On December 5, 2005 the Company completed a non-brokered private placement of 2,855,455 Subordinate Voting Shares in the capital of the Company at a price of $0.04 per share. Gross proceeds were $114,218 and will be used for general working capital purposes and payment of debt to related parties.

      A private placement of 1,200,000 Units at a price of $0.05 per unit for gross proceeds of $60,000 was completed on February 14, 2004. Each Unit consists of one Subordinate Voting share and one warrant entitling the holder to acquire one additional Subordinate Voting share at a price of $0.10 per Subordinate Voting share until February 13, 2006.

Central Minera Form 20F December 2006

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

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

D. TREND INFORMATION

MARKET RISK SENSITIVE INSTRUMENTS

      The Company does not hold any market risk sensitive instruments other than 75,000 shares of Pinewood Resources Ltd., a British Columbia corporation. The status of Pinewood Resources Ltd. is unknown and the investment has been fully expensed in the Company's financial statements. Given the limited impact of foreign currency fluctuations, the Company does not hedge its foreign currency net investments with currency borrowings or other hedging instruments.

E. OFF BALANCE SHEET ARRANGEMENTS

Not applicable.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Not applicable.

G. SAFE HARBOR

Not applicable.

Central Minera Form 20F December 2006

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

      The following table provides the full name of the Directors of the
Company:

Name and place of residence                                            Age            Director since
---------------------------                                            ---            --------------
Michael Cytrynbaum                                                     65             July 18, 2002
Vancouver, British Columbia, Canada
Joan Jamieson                                                          62             August 25, 2006
Vancouver, British Columbia, Canada
Barbara West                                                           50             August 25, 2006
West Vancouver, British Columbia, Canada

      Michael Cytrynbaum is President of First Fiscal Management Ltd. a private consulting company specializing in financial reorganizations/financial engineering, mergers and acquisitions, strategic planning and negotiation. Mr. Cytrynbaum also serves as chairman of two publicly traded companies, Look Communications Inc. (a Canadian broadcast and communications services provider) and Ignition Point Technologies Corp. (a Vancouver-based broadband technology company). In addition, he is a director of two junior resource companies -- Callinan Mines Limited and Central Minera Corp., as well as being a director of Peer 1 Network Enterprises, Inc. (a provider of high-performance internet bandwidth) and Hostopia.com Inc. (a provider of wholesale private-label hosting, managed email and application services). Mr. Cytrynbaum was a founding director of Microcell Telecommunications Inc., a cellular network company, and remained on the board of Microcell for ten years, from December 1993 until May 2003.

      Ms. Joan Jamieson has been Corporate Secretary of Central Minera Corp. since July 18, 2002. Ms. Jamieson was appointed a director of the Company on August 25, 2006.

      Ms. Barbara West is a self employed consultant working with junior start up companies. Ms. West has been Assistant Corporate Secretary of Central Minera Corp. since October 7, 2002. Ms. West was appointed a director of the Company on August 25, 2006.

B. COMPENSATION.

      No executive Officer of the Company other than as detailed below was paid more than $40,000 in compensation during the financial year. The following table provides a summary of the compensation earned by Michael Cytrynbaum during the financial years ended June 30, 2006, June 30, 2005 and June 30, 2004:

SUMMARY COMPENSATION TABLE

                                           ANNUAL COMPENSATION                    LONG-TERM COMPENSATION
                             -----------------------------------------------      ------------------------
     NAME AND                                                   OTHER ANNUAL      SECURITIES UNDER OPTIONS
PRINCIPAL POSITION           YEAR      SALARY        BONUS      COMPENSATION              GRANTED(#)
------------------           ----      ------        -----      ------------      ------------------------
Michael Cytrynbaum (1)       2006       Nil           Nil       $77,000 (2)

President                    2005       Nil           Nil       $72,000 (2)

                             2004       Nil           Nil       $67,000 (2)

(1)   Michael Cytrynbaum was appointed President of the Company on July 18,
      2002.

(2)   The amount shown was paid to First Fiscal Management Ltd.

Central Minera Form 20F December 2006

STOCK OPTION PLAN

      At the annual meeting held in December 1996 the shareholders of the Company approved the adoption of a Stock Option Plan (the "Plan") designed to enable the Company to attract, retain and motivate qualified employees. Certain amendments to the Plan were approved by our shareholders in December 1999. As amended, the Plan allows us to grant options to present and former Directors, Officers, employees, consultants and advisors. The Plan is administered by our Board of Directors which is authorized to decide to whom options may be granted, the number of options granted to any person, the exercise price, which may not be less than $0.15 per share, the term (which may not be longer than 10 years from the date of grant) and any restrictions upon exercise. A maximum of 3,000,000 Subordinate Voting shares may be made subject to options under the Plan. There are currently 300,000 outstanding options, exercisable at US$0.20 per Subordinate Voting share expiring on December 31, 2006. No options were exercised in the financial year ended June 30, 2006 and 2005.

      No new options were granted during the current fiscal year. The following table sets forth certain information regarding the outstanding options at June 30, 2006:

                              SUBORDINATE VOTING
                                   SHARES                                        VALUE OF UNEXERCISED IN
                                UNDER OPTION                                       THE MONEY OPTIONS AT
                                JUNE 30, 2005          EXERCISE    EXPIRATION        JUNE 30, 2005
HOLDERS                    EXERCISABLE/UNEXERCISABLE    PRICE         DATE      EXERCISABLE/UNEXERCISABLE
-------                    -------------------------   --------    ----------   -------------------------
GORDON ELLIS                       300,000/0            $0.20       12/31/06            Nil/Nil

      Other than compensation paid as disclosed above under the heading "Related Party Transactions", none of the Directors of the Company have received any cash compensation, directly or indirectly, for their services rendered during the most recently completed financial year of the Company. Other than the Stock Option Plan, the Company does not have any non-cash compensation plans for its Directors and it does not propose to pay or distribute any non-cash compensation during the current fiscal year. Please refer to "Item 9. - Related Party Transactions."

C. BOARD PRACTICES

      Each Director is elected for a one year term and until his successor has been duly elected. The current Directors were elected Directors at the Company's last annual general

Central Minera Form 20F December 2006
meeting of shareholders held in Vancouver, British Columbia, Canada or appointed upon resignation of directors during the past fiscal year. The Company's audit committee consists of all of the Company's Directors. The Company does not have a separate remuneration committee.

D. EMPLOYEES

      At the end of the year ended June 30, 2006, the Company had no employees.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

      As far as is known, the Company is not directly or indirectly owned or controlled by any corporation or by any foreign government. The following table sets forth certain information, as at November 22, 2006, concerning (i) persons and companies that own outstanding shares of record or are known by the Company to own beneficially, directly or indirectly, more than 5% of the outstanding shares and (ii) beneficial ownership of outstanding shares by the Company's
Directors:

NAME AND ADDRESS  OF                              NUMBER OF SHARES BENEFICIALLY OR
    SHAREHOLDER                                            DIRECTLY OWNED                         PERCENTAGE OF CLASS
--------------------                          -----------------------------------------           -------------------
Carlo Civelli                                 2,316,114 Subordinate Voting shares                         8.3%
                                              2,250,000 Variable Multiple Voting shares                  75.0%

Michael Cytrynbaum                            1,605,455 Subordinate Voting shares                         5.0%

Officers and Directors as a Group (2 people)  3,921,569 Subordinate Voting shares                        14.1%
                                              2,500,000 Variable Multiple Voting shares                  75.0%

      The Directors and Officers as a group control or direct 47 % of the total voting rights of the shares of the Company.

OPTIONS TO PURCHASE SECURITIES FROM THE COMPANY OR SUBSIDIARIES

      Please refer to "Item 6. Directors, Senior Management and Employees" for a detailed discussion of the Company's Stock Option Plan and outstanding options.

SHARE PURCHASE WARRANTS

      There are currently no Share Purchase Warrants outstanding.

Central Minera Form 20F December 2006

SHARES HELD IN THE UNITED STATES

      The following table indicates the approximate number of record holders of shares as at November 22, 2006, the number of record holders of shares with United States addresses and the portion and percentage of shares so held in the United States. On such date, 27,824,972 Subordinate Voting shares in the capital of the Company and 3,000,000 Variable Multiple Voting shares were outstanding.

  TOTAL                          NUMBER OF
  NUMBER                         REGISTERED            NUMBER OF                 PERCENTAGE OF  SHARES HELD
OF HOLDERS                      U.S. HOLDERS     SHARES HELD IN THE U.S.                 IN THE U.S.
----------                      ------------     -----------------------         --------------------------
649                                  510                10,473,603                          37.64%

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

B. RELATED PARTY TRANSACTIONS

      During the years ended June 30, 2006, 2005, 2004 and 2003 the Company paid consulting or administration fees to the following Directors or Officers:

NAME                                                        2006          2005           2004           2003
----                                                        ----          ----           ----           ----
First Fiscal Management Ltd. (1)                          $77,000        $72,000        $67,200        $94,390

1.    A company controlled by Michael Cytrynbaum.

      During the period from July 1, 2006 to the date hereof, none of the Directors, Officers, of the Company or their respective associates have been indebted to the Company. Please also refer to Item 6. above.

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

Central Minera Form 20F December 2006

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

                                                     HIGH          LOW           VOLUME
                                                    -------      -------         ------
FIRST QUARTER ENDED SEPTEMBER 30, 2006              $  0.10      $  0.04            0
FISCAL YEAR ENDED JUNE 30, 2006                     $  0.07      $ 0.025            0
THIRD QUARTER                                       $  0.04      $ 0.025            0
SECOND QUARTER                                      $  0.04      $  0.03            0
FIRST QUARTER                                       $  0.04      $  0.03            0
FISCAL YEAR ENDED JUNE 30, 2005                     $  0.04      $  0.03            0
FOURTH QUARTER                                      $  0.04      $  0.03            0
THIRD QUARTER                                       $  0.04      $  0.03            0
SECOND QUARTER                                      $  0.04      $  0.03            0
FIRST QUARTER                                       $  0.07      $  0.05            0
FISCAL YEAR ENDED JUNE 30, 2004                     $  0.25      $  0.02            0
FOURTH QUARTER                                      $  0.13      $  0.02            0
THIRD QUARTER                                       $  0.20      $  0.09            0
SECOND QUARTER                                      $  0.16      $  0.12            0
FIRST QUARTER                                       $  0.25      $  0.16            0
FISCAL YEAR ENDED JUNE 30, 2003                     $  0.35      $  0.06            0
FOURTH QUARTER                                      $  0.35      $  0.06            0
THIRD QUARTER                                       $  0.12      $  0.08            0
SECOND QUARTER                                      $  0.25      $  0.10            0
FIRST QUARTER                                       $  0.16      $  0.05            0
FISCAL YEAR ENDED JUNE 30, 2002                     $  0.17      $  0.08            0
FISCAL YEAR ENDED JUNE 30, 2001                     $  0.55      $0.0625            0

      The following table sets forth the high and low market prices for each month during the most recent six months:

Central Minera Form 20F December 2006

                                                                                      HIGH           LOW
                                                                                      -----         ------
OCTOBER 2006                                                                          $0.07         $ 0.06
SEPTEMBER 2006                                                                        $0.10         $ 0.04
AUGUST 2006                                                                           $0.07         $ 0.04
JULY 2006                                                                             $0.09         $ 0.04
JUNE 2006                                                                             $0.07         $0.025
MAY 2006                                                                              $0.05         $0.025

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

   1. The Company was incorporated under the Company Act of the Province of British Columbia on February 14, 1984, number 274269, as Delgratia Developments Ltd. On April 18, 1995, the Company's name was changed to Delgratia Mining Corporation On February 1, 1999, the Company's name was changed to Central Minera Corp. and

Central Minera Form 20F December 2006
      the jurisdiction was transferred and continued under the Business Corporations Act of the Yukon Territories of Canada. With respect to the Company's objects and purposes they are unrestricted except as defined by the laws of Canada, and the direction of the Shareholders by way of the Board of Directors annually elected.

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

    iii. Exchange of Variable Multiple Voting Shares into Subordinate Voting Shares.

         (a) Each outstanding Variable Multiple Voting Share may at any time be exchanged, at the option of the holder exercised by notice in writing to the Corporation signed by the holder and accompanied by a certificate or certificates

Central Minera Form 20F December 2006
         representing the Variable Multiple Voting Shares in respect of which the holder desires to exercise such right of exchange, into one Subordinate Voting Share.

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

Central Minera Form 20F December 2006

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

Central Minera Form 20F December 2006

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

      Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends. However, Article X of the reciprocal tax treaty between Canada and the United States reduces the withholding

Central Minera Form 20F December 2006
tax to 15% of the gross amount of the dividends paid to residents of the United States. The withholding tax rate on the gross amount of dividends is reduced to 5% if the beneficial owner of the dividend is a U. S. corporation, which owns at least 10% of the voting stock of the Canadian corporation paying the dividends.

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

Central Minera Form 20F December 2006

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      There have been no modifications to the rights of security holders during the current fiscal year and no modifications are proposed.

ITEM 15. CONTROLS AND PROCEDURES

      As of the end of the period covered by this Annual Report on Form 20-F, we conducted an evaluation (under the supervision and with the participation of our management, including the President, who acts as our principal executive officer and principal financial officer), pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the evaluation, our President concluded that as of the Evaluation Date (the "Evaluation Date"), such disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

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

ITEM 16B. CODE OF ETHICS

      Our board of directors not, as yet, adopted a formal code of ethics for our President. The board believes that our existing internal control procedures and current business

Central Minera Form 20F December 2006
practices are adequate to promote honest and ethical conduct and to deter wrongdoing on the part of these executives.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

      Pannell Kerr Forster served as our auditors for the year ended June 30, 2006. The following tables set forth the aggregate fees for professional services rendered to us in 2006 and 2005.

                                                              AUDIT-RELATED
                                              AUDIT FEES           FEES            TAX FEES      ALL OTHER FEES
                                             ------------     -------------     -------------    --------------
                                             2006    2005     2006     2005     2006     2005     2006     2005
                                             ----    ----     ----     ----     ----     ----     ----     ----
Pannell Kerr Forster                        8,000   7,000      0         0       0         0        0       0

We have introduced procedures for the review and pre-approval of any services performed by Pannell Kerr Forster. The procedures require that all proposed engagements of Pannell Kerr Forster for audit and permitted non-audit services are submitted to the board of directors for approval prior to the beginning of any such services. During Fiscal 2006, the board of directors approved 100% of the audit, non-audit and tax fees.

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

INDEX TO FINANCIAL STATEMENTS                                                                     Page
-----------------------------                                                                     ----
  Auditors' Report dated September 21, 2006......................................................  33
  Comments by Auditors for U.S. Readers on Canada-US Reporting Conflict..........................  33
  Balance Sheets dated June 30, 2006 and 2005....................................................  34
  Statement of Operations and Deficit for the years ended June 30, 2006, 2005 and 2004...........  35
  Statements of Cash Flows for the years ended June 30, 2006, 2005 and 2004......................  36
  Notes to the Financial Statements for the years ended June 30, 2006............................  37

Central Minera Form 20F December 2006

ITEM 18. FINANCIAL STATEMENTS

The Company has elected to report under Item No. 17.

Central Minera Form 20F December 2006

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

* Incorporated by reference to the Company's Registration Statement on Form 20-F, file number 0-24570, as filed on September 30, 1994.

** Incorporated by reference to the Company's Annual Report on Form 20-F, as filed on December 24, 1999.

*** Incorporated by reference to the Company's Annual Report on Form 20-F, as filed on November 29, 2002.

**** Incorporated by reference to the Company's Annual Report on Form 20-F, as filed on December 1, 2003.

Central Minera Form 20F December 2006

                                                            CENTRAL MINERA CORP.
                                               (A PRE-EXPLORATORY STAGE COMPANY)

                                                            FINANCIAL STATEMENTS

                                                                   JUNE 30, 2006

                                                       (EXPRESSED IN US DOLLARS)

PANNELL KERR FORSTER

                                                      [PKF LOGO]

                                                      INTERNATIONAL

                                                      7th Floor, Marine Building
                                                      355 Burrard Street,
                                                      Vancouver, B.C.,
                                                      Canada, V6C 2G8
                                                      Telephone: 604.687.1231
                                                      Facsimile: 604.688.4675

                                AUDITORS' REPORT

TO THE SHAREHOLDERS OF CENTRAL MINERA CORP.

We have audited the balance sheets of Central Minera Corp. (a pre-exploratory stage company) as at June 30, 2006 and 2005 and the statements of operations and deficit and cash flows for the years ended June 30, 2006, 2005 and 2004 and cumulative to June 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2006 and 2005 and the results of its operations and its cash flows for the years ended June 30, 2006, 2005 and 2004 and cumulative to June 30, 2006 in accordance with Canadian generally accepted accounting principles.

/s/ Pannell Kerr Forster

Chartered Accountants
(registered with PCAOB as "Smythe Ratcliffe")

Vancouver, Canada
September 21, 2006

COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going-concern, such as that described in note 1 to these financial statements. Our report to the shareholders dated September 21, 2006 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such uncertainties in the auditors' report when the uncertainties are adequately disclosed in the financial statements.

/s/ Pannell Kerr Forster

Chartered Accountants
(registered with PCAOB as "Smythe Ratcliffe")

Vancouver, Canada
September 21, 2006

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

BALANCE SHEETS
(EXPRESSED IN US DOLLARS)

JUNE 30,

                                                                     2006              2005
                                                                --------------    --------------
ASSETS

    CURRENT
        CASH AND TERM DEPOSITS (NOTE 5)                         $       27,654    $       31,464
        ACCOUNTS RECEIVABLE                                              7,840             8,169
        PREPAID EXPENSES                                                 1,345            26,830
                                                                --------------    --------------
                                                                        36,839            66,463

    EQUIPMENT (NOTE 6)                                                     498               918
    MINERAL PROPERTIES AND INTERESTS (NOTE 7)                                2                 2
                                                                --------------    --------------
                                                                $       37,339    $       67,383
                                                                ==============    ==============

LIABILITIES

    CURRENT
        ACCOUNTS PAYABLE AND ACCRUED LIABILITIES                $       10,762    $       15,747
        ACCOUNTS PAYABLE - RELATED PARTY (NOTE 9)                       21,592            39,287
                                                                --------------    --------------
                                                                        32,354            55,034
                                                                --------------    --------------

SHARE CAPITAL AND DEFICIT

    SHARE CAPITAL (NOTE 8)
        VARIABLE MULTIPLE VOTING SHARES                                300,000           300,000
        SUBORDINATE VOTING SHARES                                   41,873,339        41,759,052

    CONTRIBUTED SURPLUS ARISING FROM
     STOCK-BASED COMPENSATION                                            9,073             9,073

    DEFICIT                                                        (42,177,427)      (42,055,776)
                                                                --------------    --------------
                                                                         4,985            12,349
                                                                --------------    --------------
                                                                $       37,339    $       67,383
                                                                ==============    ==============

GOING CONCERN CONSIDERATIONS (NOTE 1)
RELATED PARTY TRANSACTIONS (NOTE 9)
COMMITMENTS (NOTE 10)

APPROVED BY THE DIRECTORS

        "Michael Cytrynbaum"
------------------------------------

        "Barbara West"
------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

STATEMENTS OF OPERATIONS AND DEFICIT
(EXPRESSED IN US DOLLARS)

YEARS ENDED JUNE 30,

                                                           CUMULATIVE
                                                           TO JUNE 30,
                                                              2006              2006            2005           2004
                                                          ------------       -----------    -----------    -----------
ADMINISTRATION EXPENSES

    ACCOUNTING AND AUDIT                                  $    732,172       $    12,606    $    13,591    $    12,620
    AMORTIZATION                                               283,922               420            558            633
    CONSULTING FEES                                          2,064,835            92,871         88,106         82,736
    LEGAL                                                    1,878,064             6,319         19,791          8,202
    OFFICE                                                     941,245             2,892          5,298          5,680
    RENT                                                       726,425                 -              -              -
    SALARIES AND BENEFITS                                      292,748                 -              -          1,496
    TRANSFER AGENT AND FILING FEES                             195,696             9,509          9,046         15,379
    TRAVEL AND PROMOTION                                     1,222,278                 -          2,964          3,413
                                                          ------------       -----------    -----------    -----------

                                                             8,337,385           124,617        139,354        130,159
                                                          ------------       -----------    -----------    -----------

INTEREST AND OTHER INCOME                                   (1,519,212)             (828)          (476)           (70)
LOSS ON FOREIGN EXCHANGE                                        49,948             3,280          2,119            625
WRITE-DOWN OF INVESTMENT IN PRIVATE COMPANY (NOTE 7)         1,000,799                 -              -              -
LOSS (GAIN) ON SALE AND WRITE-DOWN OF
  MARKETABLE SECURITIES                                         (6,310)                -          1,092          6,559
WRITE-DOWN OF MINERAL PROPERTIES (RECOVERIES)               24,719,360            (5,418)             -              -
LOSS ON SALE OF PROPERTY AND EQUIPMENT                          11,307                 -              -              -
SETTLEMENT OF LAWSUITS                                         729,038
LOSS ON SALE OF SUBSIDIARY                                   8,855,112                 -              -              -
                                                          ------------       -----------    -----------    -----------

                                                            33,840,042            (2,966)         2,735          7,114
                                                          ------------       -----------    -----------    -----------

NET LOSS                                                    42,177,427           121,651        142,089        137,273

DEFICIT BEGINNING OF THE PERIOD                                      -        42,055,776     41,913,687     41,776,414
                                                          ------------       -----------    -----------    -----------
DEFICIT END OF THE PERIOD                                 $ 42,177,427       $42,177,427    $42,055,776    $41,913,687
                                                          ============       ===========    ===========    ===========

NET LOSS PER COMMON SHARE                                                    $       .01    $       .01    $       .01
                                                                             ===========    ===========    ===========

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING                                 29,635,199     27,969,517     25,490,936
                                                                             ===========    ===========    ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

STATEMENTS OF CASH FLOW
(EXPRESSED IN US DOLLARS)

YEARS ENDED JUNE 30,

                                                       CUMULATIVE
                                                       TO JUNE 30,
                                                          2006             2006             2005             2004
                                                     --------------   --------------   --------------   --------------
CASH PROVIDED (USED) BY

OPERATING ACTIVITIES
  NET LOSS                                           $  (42,177,427)  $     (121,651)  $     (142,089)  $     (137,273)
  ITEMS NOT INVOLVING CASH
    AMORTIZATION                                            283,922              420              558              633
    LOSS ON SALE OF SUBSIDIARY                            8,855,112                -                -                -
    LOSS ON SALE OF PROPERTY
      AND EQUIPMENT                                          11,307                -                -                -
    WRITE-DOWN OF INVESTMENT IN
      PRIVATE COMPANY                                     1,000,799                -                -                -
    WRITE-DOWN OF MINERAL
    PROPERTIES                                           24,719,360           (5,418)               -                -
    STOCK COMPENSATION EXPENSE                                9,073                -                -                -
    SHARE CONSIDERATION PAYABLE
      INCLUDED IN SETTLEMENT
      OF LAWSUITS                                           375,000                -                -                -
                                                     --------------   --------------   --------------   --------------
                                                         (6,922,854)        (126,649)        (141,531)        (136,640)
NET CHANGE IN NON-CASH
  WORKING CAPITAL ITEMS
    ACCOUNTS RECEIVABLE                                      (7,840)             329           (1,120)          12,094
    PREPAID EXPENSES                                         (1,345)          25,485          (22,689)          (4,141)
    MARKETABLE SECURITIES                                         -                -            2,000            6,513
    ACCOUNTS PAYABLE AND
      ACCRUED LIABILITIES                                    32,354          (17,262)          33,482           (2,657)
                                                     --------------   --------------   --------------   --------------
                                                         (6,899,685)        (118,097)        (129,858)        (124,831)
                                                     --------------   --------------   --------------   --------------
FINANCING ACTIVITIES
  LOAN AND CONVERTIBLE
    DEBENTURES PAYABLE                                            -                -                -         (300,000)
  SHARES ISSUED FOR CASH, LOAN
    AND CONVERTIBLE DEBENTURES                           26,048,338          114,287                -          520,584
                                                     --------------   --------------   --------------   --------------
                                                         26,048,338          114,287                -          220,584
                                                     --------------   --------------   --------------   --------------
INVESTING ACTIVITIES
  MINERAL PROPERTIES                                    (17,305,960)               -                -                -
  INVESTMENT IN PRIVATE COMPANY                          (1,000,799)               -                -                -
  PURCHASE OF PROPERTY
    AND EQUIPMENT                                          (814,240)               -                -                -
                                                     --------------   --------------   --------------   --------------
                                                        (19,120,999)               -                -                -
                                                     --------------   --------------   --------------   --------------
CHANGE IN CASH FOR THE PERIOD                                27,654           (3,810)        (129,858)          95,753
CASH AND TERM DEPOSITS
  BEGINNING OF THE PERIOD                                         -           31,464          161,322           65,569
                                                     --------------   --------------   --------------   --------------
CASH AND TERM DEPOSITS
  END OF THE PERIOD                                  $       27,654   $       27,654   $       31,464   $      161,322
                                                     ==============   ==============   ==============   ==============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

JUNE 30, 2006

1.    GOING CONCERN CONSIDERATIONS

      These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations. Different bases of measurement may be appropriate when a company is not expected to continue operations for the foreseeable future. As at September 21, 2006 the Company had not reached a level of operations which would finance day-to-day activities. The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations.

      For the years ended June 30, 2006, 2005, and 2004, the Company sustained operating losses of $121,651, $142,089, and $137,273 respectively.

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

           The Company's mineral properties are in the exploration stage and it has not yet been determined whether or not the properties contain ore reserves that are economically recoverable. The amounts shown for mineral properties are not intended to reflect present or future values. The recoverability of the investment in these properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the mineral properties, the ability of the Company to finance related exploration and development expenditures on the property and upon future profitable production.

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

JUNE 30, 2006

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      b.   Foreign Currency Translation

           The Company's operations have been translated into US dollars using the temporal method. Under this method, monetary assets and liabilities have been translated at the period end exchange rates. Non-monetary assets and liabilities have been translated using historical rates of exchange. Revenues and expenses have been translated into US dollars at the average rate of exchange prevailing during the period, except for amortization, which is translated at exchange rates applicable to the related asset. Translation gains or losses are included in the determination of earnings (loss).

      c.   Loss per Share

           Loss per share has been calculated using the weighted average number of all shares outstanding.

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

      e.   Office Furniture and Equipment

           Office furniture and equipment is recorded at cost. The cost, less the salvage or residual value, is charged to income over the estimated useful life, using the declining balance method at the rate of 30% per annum.

      f.   Incentive Stock Options

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

      g.   Income Taxes

           The Company's functional currency is the Canadian dollar and the company accounts for income taxes whereby the cost (benefit) of current and future income taxes is recognized as income tax expense in the determination of results of operations for the period. Future income tax liabilities (assets) are the amount of income taxes arising from taxable temporary differences between the tax bases of an asset or liability and its carrying amount in the balance sheet. Income tax liabilities and assets are recognized when they are more likely than not to be realized and are measured using the income tax rates and laws that are expected to apply at the time of settlement or realization.

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

JUNE 30, 2006

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      h.   Cumulative and Comparative Figures

           The cumulative amounts in the statements of operations and cash flow include the results of operations which were discontinued by the disposal or abandonment of subsidiary companies. Certain of the comparative figures have been re-classified to conform to the current year's financial statement presentation.

4.    FINANCIAL INSTRUMENTS

      The carrying value of cash, term deposits, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of these financial instruments.

      The Company is not exposed to any significant interest rate price risk or cash flow risk due to the short-term maturity of its monetary assets and liabilities. The Company is not exposed to any significant credit risk with respect to its accounts receivable, nor does it expect any credit losses.

      The Company's functional currency is the Canadian dollar and the Company translates the results of its operations into US currency using rates approximating the rate of exchange prevailing on the transaction date. The exchange rate may vary from time to time. Translation gains or losses are included in the determination of earnings (loss).

 5.   CASH AND TERM DEPOSITS

      The Company maintains its cash balances in various currencies. At the period end, the currencies held and the United States equivalents were as follows:

                                              JUNE 30,    JUNE 30,
                                                2006        2005
                                              --------    --------
Canadian dollars (US equivalents)             $ 20,699    $ 11,321
US dollars                                       6,955      20,143
                                              --------    --------

                                              $ 27,654    $ 31,464
                                              ========    ========

6.    EQUIPMENT

                                              JUNE 30,    JUNE 30,
                                                2006        2005
                                              --------    --------
Office furniture and equipment                $  2,481    $  2,481
Accumulated amortization                        (1,983)     (1,563)
                                              --------    --------

                                              $    498    $    918
                                              ========    ========

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

JUNE 30, 2006

7.    MINERAL PROPERTIES AND INTERESTS

      a.   Investment in Private Company

           The Company owns a 14.75% interest in a private Company incorporated in Nevada, USA. The Nevada Company is in the pre-exploratory stage and is exploring properties in southern Nevada (the "Eldorado Project"). It is unlikely that any benefit will accrue to the Company during the pre-exploratory stages and the Company's investment of $1,000,800 has been written down to a nominal value.

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

      b.   Issued

                                                 SHARE
                                                 PRICE       SHARES      CONSIDERATION
                                                 -----     ----------    -------------
Variable Multiple Voting Shares
   Issued for conversion of debenture
      Balance June 30, 2006 and 2005             $ .10      3,000,000    $     300,000
                                                           ==========    =============

Subordinate Voting Shares

   Balance June 30, 2005                                   24,969,517    $  41,759,052
   Shares issued
      For cash - Private placement               $ .04      2,855,455          114,287
                                                           ----------    -------------

Balance June 30, 2006                                      27,824,972    $  41,873,339
                                                           ==========    =============

During the year 2,855,455 subordinate voting shares were issued at $.04 per share pursuant to the terms of a private placement.

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

JUNE 30, 2006

8.    SHARE CAPITAL (CONTINUED)

      c.   Incentive Stock Options - Subordinate Voting Shares

           The Company has a stock option plan for which options granted under the plan generally have a maximum term of ten years. The exercise price of each option equals the market price of the Company's shares on the date of the grant.

           Details of director, employee and consultant share purchase options are as follows:

                                                JUNE 30, 2006            JUNE 30, 2005
                                           -----------------------    --------------------
                                                          WEIGHTED                WEIGHTED
                                                          AVERAGE                 AVERAGE
                                            NUMBER OF     EXERCISE    NUMBER OF   EXERCISE
                                             OPTIONS       PRICE       OPTIONS     PRICE
                                           ----------     --------    ---------   --------
Balance beginning of the period             1,625,000     $    .20    1,625,000   $    .20
Lapsed during the period                   (1,325,000)         .20            -          -
                                           ----------     --------    ---------   --------
Balance end of the period                     300,000     $    .20    1,625,000   $    .20
                                           ==========     ========    =========   ========

 BALANCE                  BALANCE
 JUNE 30,                 JUNE 30,      EXERCISE
   2005     CHANGE          2006          PRICE           EXPIRY DATE
---------   ----------    --------    ------------     -----------------
  300,000            -     300,000    $        .20     December 31, 2006
1,325,000   (1,325,000)          -    $        .20     December 31, 2005
---------   ----------    --------
1,625,000   (1,325,000)    300,000
=========   ==========    ========

As at June 30, 2006, the weighted average remaining contractual life of the stock options is 6 months.

d.    Share Purchase Warrants - Subordinate Voting Shares

                                         JUNE 30, 2006            JUNE 30, 2005
                                     ----------------------    --------------------
                                                   WEIGHTED                WEIGHTED
                                                   AVERAGE                 AVERAGE
                                      NUMBER OF    EXERCISE    NUMBER OF   EXERCISE
                                       WARRANTS     PRICE      WARRANTS     PRICE
                                     ----------    --------    ---------   --------
Balance beginning of the period       1,200,000    $    .10    1,200,000   $    .10
Lapsed during the period             (1,200,000)        .10            -          -
                                     ----------    --------    ---------   --------
Balance end of the period                     -    $      -    1,200,000   $    .10
                                     ==========    ========    =========   ========

During the period warrants to acquire 1,200,000 subordinate voting shares lapsed without being exercised.

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

JUNE 30, 2006

9.    RELATED PARTY TRANSACTIONS

      Related party transactions not separately disclosed elsewhere in these financial statements were as follows:

                                              2006         2005      2004
                                             -------     -------   -------
Consulting fees paid to a company
  controlled by a director                   $77,393     $72,035   $67,200
                                             =======     =======   =======

      Accounts payable of $21,592 (2005 - $39,287) was owing to a company controlled by a director.

      These related party transactions are in the normal course of business and are measured at the exchange amount, which is the amount agreed by the transacting parties.

10.   COMMITMENTS

      The Company has entered into a management agreement, with a Company controlled by a director, which requires minimum annual payments of approximately $160,000 ($180,000 Cdn). The agreement contains a clause requiring a termination payment of approximately $80,000 ($90,000 Cdn). The corporate related party has voluntarily reduced the monthly fee to $6,600 (Cdn. $7,500) commencing March, 2003 (Note 9).

11.   INCOME TAXES

      The income taxes shown on the statements of operations and deficit differ from the amounts calculated by applying the combined Canadian Federal and Provincial statutory rates due to the following:

                                                              2006         2005         2004
                                                           ----------   ----------   ----------
Income tax recovery at statutory rates                     $  (41,361)  $  (51,152)  $  (50,269)
Write-down and loss on investments                                  -          393        2,402
Write-down on mineral properties                                1,842            -            -
Amortization timing differences and other                      (3,177)      (2,101)      (1,822)
Benefit of income tax losses which has
  not been recognized                                          42,696       52,860       49,689
                                                           ----------   ----------   ----------
                                                           $        -   $        -   $        -
                                                           ==========   ==========   ==========

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of future tax assets are as follows:

                                                         2006           2005
                                                     ------------   ------------
Non-capital losses carried forward                   $    517,167   $  1,175,985
Resource-related expenditures                             147,864        142,434
Investment losses                                       4,907,445      4,727,213
                                                     ------------   ------------
                                                        5,572,476      6,045,632
Less: Valuation allowance                              (5,572,476)    (6,045,632)
                                                     ------------   ------------

Net future income tax assets                         $          -   $          -
                                                     ============   ============

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

JUNE 30, 2006

11.   INCOME TAXES (CONTINUED)

      As at June 30, 2006, the Company has operating losses of approximately $1,514,000, resource-related expenditures of approximately $433,000, and capital losses of approximately $14,369,000 available for carry-forward to reduce future years' taxable income. No future income tax benefit has been recognized in the accounts. The availability of the operating losses expires as follows:

2007                                         $  538,000
2009                                            379,000
2010                                            147,000
2014                                            170,000
2015                                            178,000
2026                                            102,000
                                             ----------
                                             $1,514,000
                                             ==========

12. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("US GAAP")

      These financial statements have been prepared in accordance with accounting principles generally accepted in Canada. A description of accounting principles followed by the Company that differ in certain respects from United States generally accepted accounting principles follows:

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

      b.   Other Accounting Standards

           i. The Company has adopted the Statement of Financial Accounting Standards No. 130 ("SFAS 130") "Reporting Comprehensive Income" with no impact on US GAAP differences.

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

JUNE 30, 2006

12. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("US GAAP") (CONTINUED)

      b.   Other Accounting Standards (Continued)

           ii. The Company does not have any derivative or hedging instruments and, therefore, Statement of Financial Accounting Standards No. 149 ("SFAS 149") "Accounting for Derivative Instruments and Hedging Activity" has no impact on US GAAP differences.

      The adoption of these new pronouncements is not expected to have an effect on the financial position or results of operations.

      The effect of the differences between Canadian GAAP and US GAAP on the balance sheets and statements of operations and deficit is summarized below:

JUNE 30,                                             2006             2005             2004
---------------------------------------------   --------------   --------------   --------------
Share capital under Canadian GAAP               $   42,173,339   $   42,059,052   $   42,059,052
Adjustment for APB No. 25                               12,490           12,490           12,490
                                                --------------   --------------   --------------
Share capital under US GAAP                     $   42,185,829   $   42,071,542   $   42,071,542
                                                ==============   ==============   ==============
Deficit under Canadian GAAP                     $  (42,177,427)  $  (42,055,776)  $  (41,913,687)
Adjustment for APB No. 25                              (12,490)         (12,490)         (12,490)
                                                --------------   --------------   --------------
Deficit under US GAAP                           $  (42,189,917)  $  (42,068,266)  $  (41,926,177)
                                                ==============   ==============   ==============
Loss for the period under Canadian GAAP         $     (121,651)  $     (142,089)  $     (137,273)
Adjustment for APB No. 25                                    -                -                -
                                                --------------   --------------   --------------
Comprehensive loss under US GAAP                $     (121,651)  $     (142,089)  $     (137,273)
                                                ==============   ==============   ==============
Basic and diluted loss per share under US GAAP  $          .01   $          .01   $          .01
                                                ==============   ==============   ==============

      There is no effect on the statement of cash flow for the difference between Canadian GAAP and US GAAP.

SIGNATURE

      Central Minera Corp. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                Central Minera Corp.

                                By: /s/ MICHAEL CYTRYNBAUM
                                    -------------------------------------
                                    Name: Michael Cytrynbaum
                                    Title: President and Chief Executive Officer

Dated: December 15, 2006