Form 20-F/A
period 2006-06-30
CENTRAL MINERA CORP
filed 2007-02-20
CIK 927426

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F/A
                                 Amendment No. 1

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



Indicate by check mark if the registrant is a well-know seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes                   No   X
    ------               -----

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes                   No   X
    ------               -----

Note -- Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports, and (2) has been subject to such filing requirements for the past 90 days.

Yes   X               No
    ------               -----

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer        Accelerated filer       Non-accelerated filer  X
                       ---                      ---                          ---


Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ... X.... Item 18 .......

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.

Yes                  No    X
    ------               -----


(APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.


Yes                   No
    ------               -----

ITEM 19.          EXHIBITS

The following exhibits are filed with this report:


Exhibit Number       Description

13.1                 Certification of Chief Executive Officer pursuant to
                     Section 906 of the Sarbanes-Oxley Act of 2002

13.2                 Certification of Chief Financial Officer pursuant to
                     Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

         Central Minera Corp. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on its behalf.


                                           Central Minera Corp.

                                           By:  /s/ MICHAEL CYTRYNBAUM
                                                -------------------------------
                                                Name:  Michael Cytrynbaum
                                                Title: President and
                                                       Chief Executive Officer


Dated: February 17, 2007