Form 20-F
period 2007-06-30
CENTRAL MINERA CORP
filed 2007-12-27
CIK 927426

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For Fiscal Year Ended June 30, 2007 OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Transition Period from_____________to________________
Commission File No. 0-24570
OR

[  ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Transition Period from_____________to________________
Commission File No. 0-24570

CENTRAL MINERA CORP.
|(formerly, Delgratia Mining Corporation)
(Exact name of registrant as specified in its charter)
Yukon, Canada
(Jurisdiction of incorporation or organization)

P.O. Box 93038, Caulfeild Village R.P.O.
West Vancouver, British Columbia, Canada
V7W 3G4

(604) 687-6191
(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Subordinate Voting shares
(no par value)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of June 30, 2007, the Registrant had 27,824,972 Subordinate Voting shares (previously Common Shares prior to redesignation) outstanding. As of June 30, 2007, the Registrant had 3,000,000 Variable Multiple Voting shares outstanding.

Indicate by check mark if the registrant is a well-know seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ___ No __X___

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Central Minera Form 20F December 2007

Yes ____ No __X____

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports, and (2) has been subject to such filing requirements for the past 90 days.

Yes __X__ No ______

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ___ Accelerated filer ___Non-accelerated filer __X___

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ... X.... Item 18 ______

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.

Yes ____ No __X____

(APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ____ No ______

Central Minera Form 20F December 2007

Central Minera Form 20F December 2007

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND
ADVISERS

     Not applicable to Form 20-F filed as an Annual Report.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable to Form 20-F filed as an Annual Report.

ITEM 3.	KEY INFORMATION

A. Selected Financial data

     Central Minera Corp. (the “Company” or “Central Minera”) has a limited history of operations and has not generated any operating revenues. The following table sets forth, for the periods and the dates indicated, selected financial and operating data for the Company. This information should be read in conjunction with the Company’s Financial Statements and Notes thereto and “Item 5 – Operating and Financial Review and Prospects” included elsewhere herein. The selected financial data provided below is not necessarily indicative of the future results of operations or financial performance of the Company. To date the Company has not paid any dividends on the shares and it does not expect to pay dividends in the foreseeable future.

(In thousands of US dollars except per share amounts)

	2007	2006	2005	2004	2003
Statements of Loss Data:
Revenues	$0	$0	$0	$0	$115
Net loss - Canadian GAAP	(146)	(121)	(142)	(137)	(186)
Net income (loss) - US GAAP	(146)	(121)	(142)	(137)	(177)
Net loss per share - Canadian GAAP	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Net income (loss) per share - US	(0.0)	(0.01)	(0.01)	(0.01)	(0.01)
GAAP
Weighted average Common shares	30,825	29,635	27,969	25,490	21,826
outstanding
Statements of Cash Flows Data:
Cash provided by (used in):
Operating activities-	(52)	(118)	(130)	(125)	(239)
Financing activities-	28	114	-	221	302
Investing activities -	-	-	-	-	(3)
Balance Sheet Data (end of period)
Total Assets	11	37	67	176	95
Net Assets	(141)	5	12	154	71
Capital Stock – Canadian GAAP	42,173	42,173	42,060	42,060	41,538
- US GAAP	42,186	42,186	42,072	42,072	41,551
Long Term Obligations			-	-	300

     The Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). These principles,

Central Minera Form 20F December 2007

as applied to the Company, differ in some respects from those generally accepted in the United States (“U.S. GAAP”). For a comparison of these differences between Canadian GAAP and U.S. GAAP, see Note 12 to the Financial Statements of the Company. All dollar amounts herein are expressed as US dollars unless otherwise indicated.

B. Capitalization and indebtedness

     Not applicable to Form 20-F filed as an annual report.

C. Reasons for the offer and use of proceeds

     Not applicable to Form 20-F filed as an annual report.

D. Risk Factors

Forward Looking Statements

     This Report includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions of future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates”, or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved) are not statements of historical facts and may be “forward-looking statements”. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made and include, but are not limited to, the statements under “Item 5-Operating and Financial Review and Prospects” and located elsewhere herein regarding industry prospects and the Company’s financial position. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company’s expectations are more fully disclosed herein. Important risks include the Company’s lack of cash flow and resultant need for additional funding, the risks associated with resource exploration and development, the fact that there are no proven reserves on the Company’s properties, risks associated with the property title, currency fluctuation, unstable metal prices, and various environment and political situations. All subsequent written and oral forward-looking statements attributed to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.

Central Minera Form 20F December 2007

     The Company's business is subject to a number of risk factors that are set forth below:

  The Company has no history of cash flow from operations and may require additional funds to conduct further exploration activities.

     Currently the Company has an indirect interest in one property through its ownership of 14.75% of the outstanding shares of Cactus Gold Corp. (“Cactus”). The property has not advanced to the commercial production stage. The Company has no history of earnings or cash flow from operations. Historically, the only source of funds available to the Company is through (i) the sale of its equity shares or (ii) borrowings. Even if the results of future exploration programs are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercial deposit exists on any of its properties.

     The development of any ore deposits, if found on the Cactus property, depends upon Cactus’s ability to obtain financing through joint venturing of projects, debt financing, equity financing or other means. There is no assurance that Cactus will be able to obtain the required financing. Failure to obtain additional financing on a timely basis could cause Cactus to forfeit its interest in such properties, dilute its interests in the properties and/or reduce or terminate its operations.

     The Company has no other interests at this time.

  The resource exploration business is extremely speculative and subject to many factors beyond the Company’s control which may result in the Company not receiving an adequate return on investment capital.

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

Central Minera Form 20F December 2007

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

     The business of gold mining is subject to a variety of risks such as cave-ins, flooding, environmental hazards, the discharge of toxic chemicals and other hazards. Such occurrences may delay production, increase production costs or result in liability. The payment of such liabilities may have a material, adverse effect on the Company’s financial position. The Company does not have nor does it presently intend to obtain any insurance as to such hazards.

  Conflicts of interest may arise because one of the Company’s Directors is also a Director of other mineral resource companies.

     Mr. Michael Cytrynbaum, one of the Company’s Directors, serves as a Director of Callinan Mines Limited which is a resource exploration and/or development company. To the extent that such other companies may participate in ventures in which the Company may participate, Mr. Cytrynbaum may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In addition, conflicts of interest may arise from time to time, as a result of the Company engaging in transactions in which Directors and Officers of the Company may have an interest. Please refer to “Item 7 – Related Party Transactions.”

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

Central Minera Form 20F December 2007

  Currency fluctuations may have an adverse effect on the Company’s financial condition.

     The Company maintains its accounts in United States dollars. The Company’s operations in Canada and United States make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. At the present time the Company does not engage in hedging activities.

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

  The Company has issued 3,000,000 Variable Multiple Voting Shares.

     On July 31, 2003 under the terms of an outstanding Convertible Debenture, the Company issued 3,000,000 Variable Multiple Voting shares. Directors and Officers of the Company hold or control 2,500,000 Variable Multiple Voting shares. Accordingly management will have effective control of the Company’s business affairs. Please refer to “Item 10. Additional Information” and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds”.

ITEM 4.	INFORMATION ON THE COMPANY

A. History, development and organizational structure of the Company

     The Company was incorporated under the laws of the Province of British Columbia on February 14, 1984 as Delgratia Developments Ltd. The Company underwent a change in control on June 10, 1992 and commenced its present business at that time. On April 18, 1995, the Company officially changed its name from Delgratia Developments Ltd. to Delgratia Mining Corporation. On February 1, 1999, the Company changed its name to Central Minera Corp. and also transferred its jurisdiction of incorporation from British Columbia to the Yukon Territories of Canada through continuance of the Company under the Business Corporations Act (Yukon). The Company’s executive offices are located P.O. Box

Central Minera Form 20F December 2007

93038, Caulfeild Village R.P.O., West Vancouver, British Columbia, Canada, V7W 3G4 and its phone number at the principal place of business is (604) 687-6191. The Company is a reporting issuer in the Province of British Columbia, Canada.

B. Business Overview

     Up until recently the focus of the Company had consisted of, the exploration for and, if warranted, development of precious metal properties. The Company’s activities had been focused on the acquisition and exploration of mining properties located in Canada, Mexico, Nicaragua and the United States. As each of the Company’s mineral properties was without a known body of proven reserves, due to financial considerations such as property holding costs and exploration commitments, the Company has either liquidated its investments or has allowed, or is in the process of allowing, its options to lapse in all of these countries.

     The Company sold all of its operations, mineral properties and subsidiaries in Nicaragua on June 30, 1999 and wrote off its Mexican investments in 2000. The Company had operated its businesses in Mexico and Nicaragua through corporate subsidiaries incorporated in the property’s respective country. The Company wrote off its investment in Cactus Gold Corp. in the fiscal year ending June 30, 2001.

C. Organizational Structure

The Company has no subsidiary companies.

D. Property, plants and equipment

     The Company presently has no properties containing proven reserves. The limited activities on such properties to date have been exploratory in nature.

     The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to complete sufficient work on any future properties to determine the existence of gold reserves on the properties or, if warranted, to establish the feasibility of production from such reserves. Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and development with the possible loss of properties. The Company’s operations are subject to certain risks, including currency fluctuations.

     The Company has abandoned its mineral interests in Mexico, Nicaragua and Nevada and all property-related costs have been expensed. In the year ended June 30, 2001 the Company wrote down its $1,000,800 investment in Cactus Gold Corp. (a privately held company conducting exploration programs in Nevada). In November, 2005 the directors of the Company were advised that the United States Bureau of Land Management (the “BLM”) has launched a challenge to the legality of the 264 unpatented placer mining claims (the “Cactus Claims”) held by Cactus Gold Corp. (“Cactus”) and located in Clark County, Nevada. Cactus is a private Nevada corporation controlled, directly or indirectly, by Mr. Chuck Ager, in which Central Minera holds a 14.75% minority interest. Central Minera has been advised that the BLM alleges that Cactus Claims were not located in good faith, but

Central Minera Form 20F December 2007

instead, through the fraudulent use of so-called “dummy locators”, for the benefit and use of Charles Ager. As a minority shareholder in Cactus, Central Minera is not a party to the claim contest and does not have direct access to all of the information concerning Cactus's defense of the BLM proceedings. The Board of Directors has, however, retained counsel in Nevada to monitor and review the proceedings on its behalf and to advise it as to its options if the BLM prevails.

     An option granted to an unaffiliated corporation to acquire the Company’s interest in and to the California Mine Crown Grants situated in the Kootenay Land District has lapsed. All funds invested by the Company are lost when no economic mineralization is found in an area and the concession is abandoned.

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

A. Operating Results.

Year ended June 30, 2007 compared to the year ended June 30, 2006

     During the year ended June 30, 2007 (“Fiscal 2007”), the Company incurred a loss of $146,030 compared with a loss of $121,651 for the year ended June 30, 2006 (“Fiscal 2006”). The Company incurred administrative expenses of $136,535 in Fiscal 2007 as compared to $124,617 in Fiscal 2006. Significant variances are accountable to an increase in consulting fees of $2,704 (due to foreign exchange adjustments), an increase in office expenses of $2,327 and an increase in accounting and audit fees of $5,286.

Year ended June 30, 2006 compared to the year ended June 30, 2005

Central Minera Form 20F December 2007

     During the year ended June 30, 2006 (“Fiscal 2006”), the Company incurred a loss of $121,651 compared with a loss of $142,089 for the year ended June 30, 2005 (“Fiscal 2005”). The Company incurred administrative expenses of $124,617 in Fiscal 2006 as compared to $139,354 in Fiscal 2005. Significant variances are accountable to an increase in consulting fees of $4,765(due to foreign exchange adjustments), a decrease in travel and promotion of $2,964 and legal fees of $13,472.

Year ended June 30, 2005 compared to the year ended June 30, 2004

     During the year ended June 30, 2005 (“Fiscal 2005”), the Company incurred a loss of $142,089 compared with a loss of $137,273 for the year ended June 30, 2004 (“Fiscal 2004”). The company incurred administrative expenses of $139,354 in Fiscal 2005 as compared to $130,159 in Fiscal 2004. Significant variances are accountable to an increases in legal expenses of $11,589 and consulting fees of $5,370 and a decrease in transfer agent and filing fees of $6,333.

B. Liquidity and Capital Resources

Working Capital

     On June 30, 2007 the Company had a working capital deficit of $141,241 as compared to a working capital of $4,485 on June 30, 2006. As none of the Company’s mineral properties have advanced to the commercial production stage and it has no history of earnings or cash flow from operations, the Company relies on the sale of its equity shares for its source of funds. The Company completed a private placement of 2,000,000 Units at a price of $0.03 per Unit for gross proceed of $60,000 on October 17, 2007. Each Unit consists of one Subordinate Voting share in the Capital of the Company and one warrant entitling the holder to acquire one additional Subordinate Voting share at a price of $0.03 until October 18, 2012. Cumulatively, from the Company’s inception, it has raised $26,048,338 through the sale of its securities.

     The Company’s major use of funds has been in connection with its operations and mineral property expenditures. In order to reduce operational and mineral property expenditures, the Company has reduced staff, and sold its major properties. The Company anticipates that it will continue to have losses from operations.

     During the past three years, the Company has reduced its operating costs to approximately $134,000 per annum. The Company has no material commitments for capital expenditure in the current fiscal year. The Company, in its opinion, may not have sufficient working capital for the Company’s present requirements. If necessary, the Company would seek to obtain additional working capital by way of private placement of equity shares and/or by borrowing requisite funds from shareholders. The Company has no agreements with any third party to provide such financing and no assurance can be given that such financing will be available if needed.

Central Minera Form 20F December 2007

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

Recent Financings

Subordinate Voting Shares

     On October 17, 2007 the Company completed a non-brokered private placement of 2,000,000 units at a price of $0.03 per share. Each unit consists of one subordinate voting share and one share purchase warrant entitling the holder to acquire one subordinate voting share at $0.03 per share exercisable to October 18, 2012. Gross proceeds were $60,000 and will be used for general working capital purposes.

Variable Multiple Voting Shares

     The Company completed a convertible debenture issue of U.S. $300,000 on July 18, 2002. Related parties subscribed $250,000 for the debentures. The debentures converted to Units of the Company on July 31, 2003 in the ratio of one unit for each $0.10 (3,000,000 units). The Units consist of one Variable Multiple Voting share and one non-transferable share purchase warrant to acquire one Subordinate Voting share at $0.10 per share. Please refer to Item 10 – Additional Information A. Share Capital

C. Research and development, patents and licenses, etc.

Not applicable.

D. Trend Information

Market Risk Sensitive Instruments

     The Company does not hold any market risk sensitive instruments other than 75,000 shares of Pinewood Resources Ltd., a British Columbia corporation. The status of Pinewood Resources Ltd. is unknown and the investment has been fully expensed in the Company’s financial statements. Given the limited impact of foreign currency fluctuations, the Company does not hedge its foreign currency net investments with currency borrowings or other hedging instruments.

E. Off Balance Sheet Arrangements

Not applicable.

Central Minera Form 20F December 2007

F. Tabular Disclosure of Contractual Obligations

Not applicable.

G. Safe Harbor

Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

     The following table provides the full name of the Directors of the Company:

Name and place of residence	Age	Director since

Michael Cytrynbaum	66	July 18, 2002
Vancouver, British Columbia,
Canada
Joan Jamieson	63	August 25, 2006
Vancouver, British Columbia,
Canada
Barbara West	51	August 25, 2006
West Vancouver, British Columbia,
Canada

     Michael Cytrynbaum is President of First Fiscal Management Ltd. a private consulting company specializing in financial reorganizations/financial engineering, mergers and acquisitions, strategic planning and negotiation. Mr. Cytrynbaum also serves as chairman of two publicly traded companies, Look Communications Inc. (a Canadian broadcast and communications services provider) and Ignition Point Technologies Corp. (a Vancouver-based broadband technology company). In addition, he is a director of two junior resource companies - Callinan Mines Limited and Central Minera Corp., as well as being a director of Peer 1 Network Enterprises, Inc. (a provider of high-performance internet bandwidth) and Hostopia.com Inc. (a provider of wholesale private-label hosting, managed email and application services). Mr. Cytrynbaum was a founding director of Microcell Telecommunications Inc., a cellular network company, and remained on the board of Microcell for ten years, from December 1993 until May 2003.

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

Central Minera Form 20F December 2007

B. Compensation.

     No executive Officer of the Company other than as detailed below was paid more than $40,000 in compensation during the financial year. The following table provides a summary of the compensation earned by Michael Cytrynbaum during the financial years ended June 30, 2007, June 30, 2006 and June 30, 2005:

Summary Compensation Table

	Annual Compensation				Long-Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options Granted(#)
Michael Cytrynbaum (1) President	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	$80,000 (2) $77,000 (2) $72,000 (2)

(1)	Michael Cytrynbaum was appointed President of the Company on July 18, 2002.

(2)	The amount shown was paid to First Fiscal Management Ltd.

Stock Option Plan

     At the annual meeting held in December 1996 the shareholders of the Company approved the adoption of a Stock Option Plan (the “Plan”) designed to enable the Company to attract, retain and motivate qualified employees. Certain amendments to the Plan were approved by our shareholders in December 1999. As amended, the Plan allows us to grant options to present and former Directors, Officers, employees, consultants and advisors. The Plan is administered by our Board of Directors which is authorized to decide to whom options may be granted, the number of options granted to any person, the exercise price, which may not be less than $0.15 per share, the term (which may not be longer than 10 years from the date of grant) and any restrictions upon exercise. A maximum of 3,000,000 Subordinate Voting shares may be made subject to options under the Plan. There are currently no outstanding options. No options were exercised in the financial year ended June 30, 2007 and 2006.

     No new options were granted during the current fiscal year. There were no outstanding options at June 30, 2007.

     Other than compensation paid as disclosed below under the heading “Related Party Transactions”, none of the Directors of the Company have received any cash compensation, directly or indirectly, for their services rendered during the most recently completed financial year of the Company. Other than the Stock Option Plan, the Company does not have any non-cash compensation plans for its Directors and it does not propose to pay or distribute any non-cash compensation during the current fiscal year. Please refer to “Item 7. – Related Party Transactions.”

C. Board practices

Central Minera Form 20F December 2007

     Each Director is elected for a one year term and until his successor has been duly elected. The current Directors were elected Directors at the Company’s last annual general meeting of shareholders held in Vancouver, British Columbia, Canada or appointed upon resignation of directors during the past fiscal year. The Company’s audit committee consists of all of the Company’s Directors. The Company does not have a separate remuneration committee.

D. Employees

     At the end of the year ended June 30, 2007, the Company had no employees.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

     As far as is known, the Company is not directly or indirectly owned or controlled by any corporation or by any foreign government. The following table sets forth certain information, as at November 27, 2007, concerning (i) persons and companies that own outstanding shares of record or are known by the Company to own beneficially, directly or indirectly, more than 5% of the outstanding shares and (ii) beneficial ownership of outstanding shares by the Company’s Directors:

Name and Address of Shareholder	Number of Shares Beneficially or Directly Owned	Percentage of Class
Carlo Civelli	2,316,114 Subordinate Voting shares 2,250,000 Variable Multiple Voting shares	7.7% 75.0%
Michael Cytrynbaum	1,605,455 Subordinate Voting shares	5.3%
Officers and Directors as a Group (2 people)	3,921,569 Subordinate Voting shares 2,250,000 Variable Multiple Voting shares	13.1% 75.0%

    The Directors and Officers as a group control or direct 47 % of the total voting rights of the shares of the Company.

Options to purchase securities from the Company or Subsidiaries

     Please refer to “Item 6. Directors, Senior Management and Employees” for a detailed discussion of the Company's Stock Option Plan and outstanding options.

Share Purchase Warrants

     There are currently 2,000,000 Share Purchase Warrants outstanding. Each warrant will entitle the holder to acquire one subordinate voting share of the Company at a price of

Central Minera Form 20F December 2007

$0.03 per Share Purchase Warrant. These Share Purchase Warrants are exercisable for a period of five years expiring on October 18, 2012.

Shares held in the United States

     The following table indicates the approximate number of record holders of shares as at November 27, 2007, the number of record holders of shares with United States addresses and the portion and percentage of shares so held in the United States. On such date, 29,824,972 Subordinate Voting shares in the capital of the Company and 3,000,000 Variable Multiple Voting shares were outstanding.

Total Number of Holders	Number of Registered U.S. holders	Number of Shares Held in the U.S.	Percentage of Shares Held in the U.S.
649	510	10,473,603	35.1%

     Depositories, brokerage firms and financial institutions hold a substantial number of Subordinate Voting shares in “street names." The computation of the number and percentage of Subordinate Voting shares held in the United States is based upon the number of Subordinate Voting shares held of record by holders with United States addresses. United States residents may beneficially own Subordinate Voting shares held of record by non-United States residents.

B. Related Party Transactions

     During the years ended June 30, 2007, 2006, 2005 and 2004 the Company paid consulting or administration fees to the following Directors or Officers:

Name	2007	2006	2005	2004
First Fiscal Management Ltd. (1)	$80,000	$77,000	$72,000	$67,000
Barbara West	$16,000	0	0	0

1. A company controlled by Michael Cytrynbaum.

     During the period from July 1, 2007 to the date hereof, none of the Directors, Officers, of the Company or their respective associates have been indebted to the Company. Please also refer to Item 6. above.

ITEM 8.	FINANCIAL INFORMATION

A. Statements and Other Financial Information.

     See Item 17 for the Company’s Financial Statements.

     The Company knows of no contemplated or pending legal or arbitration proceedings including those relating to bankruptcy, governmental receivership or similar proceeding and those involving any third party against it, nor is the Company involved as a plaintiff in any material pending litigation.

Central Minera Form 20F December 2007

     The Company knows of no pending proceedings to which any current Director, member of senior management, or affiliate is either a party adverse to the Company or its subsidiaries or has a material interest adverse to the Company or its subsidiaries.

     To the best of the Company’s Managements’ knowledge, the Company has not since the date of its incorporation, declared or paid any dividends, nor does it intend to declare any dividends for the foreseeable future.

ITEM 9.	THE OFFER AND LISTING

A and C. Offer and Listing Details/Markets

     The Common Shares (now Subordinate Voting shares) were listed on the Vancouver Stock Exchange (the “VSE”) on June 22, 1992. The Company commenced its present business at that time. At the Company’s request, the Company’s shares were delisted from the VSE on August 23, 1996.

     On May 1, 1995, the Company was listed on the NASDAQ Stock Market Inc.’s Small Cap Market (“NASDAQ-SCM”) under the symbol DELGF. At the close of business on May 29, 1997, the Company was delisted from the NASDAQ-SCM. On May 30, 1997, the Company’s shares commenced trading on the Over the Counter Market - Pink Sheets (the “Pink Sheets”) under the symbol DGRTF. The Company currently trades under the symbol CENMF.

     The following table sets forth the reported high and low prices and trading volume of the outstanding shares on the Pink Sheets for the period indicated.

	High	Low	Volume
First Quarter ended September 30, 2007	$0.05	$0.02	0
Fiscal year ended June 30, 2007	$0.05	$0.05	0
Third Quarter ended March 31, 2007	$0.15	$0.03	0
Second Quarter ended December 31, 2006	$0.10	$0.04	0
First Quarter ended September 30, 2006	$0.10	$0.04	0
Fiscal year ended June 30, 2006	$0.07	$0.025	0
Third Quarter	$0.04	$0.025	0
Second Quarter	$0.04	$0.03	0
First Quarter	$0.04	$0.03	0
Fiscal year ended June 30, 2005	$0.04	$0.03	0
Fourth Quarter	$0.04	$0.03	0
Third Quarter	$0.04	$0.03	0
Second Quarter	$0.04	$0.03	0
First Quarter	$0.07	$0.05	0
Fiscal year ended June 30, 2004	$0.25	$0.02	0
Fourth Quarter	$0.13	$0.02	0
Third Quarter	$0.20	$0.09	0
Second Quarter	$0.16	$0.12	0
First Quarter	$0.25	$0.16	0
Fiscal year ended June 30, 2003	$0.35	$0.06	0

Central Minera Form 20F December 2007

     The following table sets forth the high and low market prices for each month during the most recent six months:

	High	Low
October 2007	$0.04	$0.017
September 2007	$0.04	$0.02
August 2007	$0.04	$0.04
July 2007	$0.05	$0.04
June 2007	$0.05	$0.05
May 2007	$0.05	$0.05

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

B. Memorandum and Articles of Association

     The Company’s Certificate of Incorporation, Memorandum of Association, and Article of Incorporation, which were included as Exhibits 1.1, to the Company’s Registration Statement on Form 20-F, file number 0-24570, filed for September 30, 1994; Certificate of Change of Name, and Certificate of Continuance of Central Minera Corp. to the Yukon Territories, and Amendment to the By-Laws of the Company which were included as Exhibits to the Company Annual Report on Form 20-F, file number 0-24570, filed for June 30, 1999; and the Company’s Certificate of Amendment of the Articles which was included

Central Minera Form 20F December 2007

in the Company’s 6K filing made on February 28, 2003, file number 000-24570; are hereby incorporated by reference.

1.

The Company was incorporated under the Company Act of the Province of British Columbia on February 14, 1984, number 274269, as Delgratia Developments Ltd. On April 18, 1995, the Company’s name was changed to Delgratia Mining Corporation On February 1, 1999, the Company’s name was changed to Central Minera Corp. and the jurisdiction was transferred and continued under the Business Corporations Act of the Yukon Territories of Canada. With respect to the Company’s objects and purposes they are unrestricted except as defined by the laws of Canada, and the direction of the Shareholders by way of the Board of Directors annually elected.

2.	With respect to Directors:

a.

A Director’s power to vote on a proposal, arrangement or contract in which the Director is materially interested is limited by Part 15. Under this Part, a Company’s Director cannot vote in respect of any contract or transaction with the Company in which he is interested.

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

(ii)	each Subordinate Voting Share will be entitled to one vote per share

Central Minera Form 20F December 2007

(b)

Paragraph (a) (i) does not apply to a meeting where only the holders of shares   of one class are entitled to vote separately pursuant to any provision of the Yukon  Business Corporations Act or otherwise.

iii	.Exchange of Variable Multiple Voting Shares into Subordinate Voting Shares.
(a)	Each outstanding Variable Multiple Voting Share may at any time be exchanged, at the option of the holder exercised by notice in writing to the Corporation signed by the holder and accompanied by a certificate or certificates representing the Variable Multiple Voting Shares in respect of which the holder desires to exercise such right of exchange, into one Subordinate Voting Share.

(b)	Upon receipt of the notice and certificate or certificates, the Corporation shall, effective as of the date of such receipt, issue or cause to be issued a certificate or certificates representing the number of conversion. If less than all of the shares represented by a certificate in respect of Subordinate Voting Shares issuable upon which the holder has given the notice referred to in paragraph (a) are to be exchanged, the holder shall be entitled to receive a new certificate representing the Variable Multiple Voting Shares represented by the original certificate that are not to be exchanged.

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

	d.	Part 20 gives the Directors the right to distribution of surplus in regards to liquidation of corporate assets.

Central Minera Form 20F December 2007

e.	There are no redemption provision with respect to the Company’s stock, however, Part 7 gives the Directors the right to redeem some but not all of the shares. The Company though could not vote these shares.

f.	Part 15 gives the Directors the right to borrow, it also gives the Directors the right to establish sinking fund provisions, if they either feel that this is necessary, or if it is part of the lending agreement.

g.	Part 3 gives the Directors the right to issue new shares.

h.	Part 3 states that, if a reporting company, the Directors can instruct the Company to issue up to 25% shares, before getting shareholder approval.

5.	Under Part 6, only the members or shareholders can vote to alter their rights. With a public Company this would also have to be approved by the B.C. Securities Commission.

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

7.

There are no limitations on rights to own securities, including the rights of non- resident or foreign shareholders to hold or exercise voting right on the securities imposed by the Company’s Articles.

8.

There are no provisions in the Company’s Articles which would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

9.	There are no provisions in the Company’s Articles, stipulating ownership thresholds above which shareholder ownership must be disclosed.

Legal Limitations

     There is no limitation imposed by Canadian law or by the constituent documents of the Company on the right of a non-resident to hold or vote the Subordinate Voting shares and the Variable Multiple Voting shares (the “Voting Shares”), other than are provided in the Investment Canada Act (Canada) (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act (the “WTOA Act”). The Investment Act generally prohibits implementation of a re-viewable investment by an individual, government, or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian”, as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the Voting Shares of the Company by a non-Canadian (other than a “WTO Investor”, as defined below) would be re-viewable under the Investment Act if it were an investment to acquire control of the Company and the Company was not, immediately prior to the implementation of the investment, controlled by a WTO Investor, and the value of the assets of the Company were $5.0 million or more. An investment in Voting Shares of the Company by a WTO Investor would be re-viewable under the Investment Act if it were an investment to acquire direct control of the Company, and the value of the assets of the Company equaled or exceeded $179 million (threshold amount for

Central Minera Form 20F December 2007

1998). A non-Canadian, whether a WTO Investor or otherwise, would acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of the Voting Shares of the Company. The acquisition of less than a majority, but at least one-third of the Voting Shares of the Company, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company was not controlled in fact by the acquirer through the ownership of the Voting Shares. In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in a WTO Member other than Canada. A corporation or other entity will be a WTO Investor if it is a “WTO Investor-controlled entity” pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member.

     Certain transactions involving Voting Shares of the Company would be exempt from the Investment Act, including: (a) an acquisition of Voting Shares of the Company if the acquisition were made in connection with the person’s business as a trader or dealer in securities: (b) an acquisition or control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for the purpose related to the provisions of the Investment Act: and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

Proposed Changes to Shareholder Rights

     Please refer to “Part II. ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.”

C. Material contracts

None

D. Exchange Controls

     There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, including the availability of cash and cash equivalents for use by the Company’s group, or affects the remittance of dividends, interest or other payments to a non-resident holder of shares, other than withholding tax requirements (see “Item 10E -Taxation”).

E. Taxation

     The following is a summary of the principal Canadian federal income tax considerations generally applicable in respect of the shares. The tax consequences to any particular holder of shares will vary according to the status of that holder as an individual, trust, corporation, or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, hold their shares as capital property and

Central Minera Form 20F December 2007

will not use or hold the shares in carrying on business in Canada. The consequences, if any, of state and local taxes are not considered. Security holders are urged to seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect of these provisions on their own taxes. The Company has not paid dividends on the shares in any of its last five fiscal years, and has no plans to pay dividends in the immediate future.

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

     A non-resident who holds shares of the Company as capital property will not be subject to Canadian tax on capital gains realized on the disposition of such shares unless such shares are “taxable Canadian property” within the meaning of the Income Tax Act (Canada) and no relief is afforded under any applicable tax treaty. The shares of the Company would be taxable Canadian property of a non-resident if at any time during the five year period immediately preceding a disposition by the non-resident of such shares not less than 25% of the issued shares of any class of the Company belonged to the non-resident, persons with whom the non-resident did not deal at arm’s length, or to the non-resident and persons with whom the non-resident did not deal at arm’s length.

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

Central Minera Form 20F December 2007

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

     There have been no defaults dividend arrearages and delinquencies with respect to the Company’s securities.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

    There have been no modifications to the rights of security holders during the current fiscal year and no modifications are proposed.

ITEM 15.	CONTROLS AND PROCEDURES

     As of the end of the period covered by this Annual Report on Form 20-F, we conducted an evaluation (under the supervision and with the participation of our management, including the President, who acts as our principal executive officer and principal financial officer), pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the evaluation, our President concluded that as of the Evaluation Date (the “Evaulation Date”), such disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

     There have not been any changes in the Company’s internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonable likely to materially affect, the Company’s internal control over financial reporting.

Central Minera Form 20F December 2007

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

     Our board of directors has not, as yet, formally certified any of its members as an audit committee financial expert, because it believes that such a step is unnecessary at this time due to the Company’s limited operations.

ITEM 16B.	CODE OF ETHICS

     Our board of directors not, as yet, adopted a formal code of ethics for our President. The board believes that our existing internal control procedures and current business practices are adequate to promote honest and ethical conduct and to deter wrongdoing on the part of these executives.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Pannell Kerr Forster served as our auditors for the year ended June 30, 2007. The following tables set forth the aggregate fees for professional services rendered to us in 2007 and 2006.

	Audit Fees		Audit-Related Fees		Tax Fees		All Other Fees
	2007	2006	2007	2006	2007	2006	2007	2006
Pannell Kerr Forster	10,000	7,000	0	0	0	0	0	0

We have introduced procedures for the review and pre-approval of any services performed by Pannell Kerr Forster. The procedures require that all proposed engagements of Pannell Kerr Forster for audit and permitted non-audit services are submitted to the board of directors for approval prior to the beginning of any such services. During Fiscal 2007, the board of directors approved 100% of the audit, non-audit and tax fees.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR THE AUDIT COMMITTEE

     Not applicable to the Company at this time.

ITEM 17.	FINANCIAL STATEMENTS

     The financial statements of the Company have been prepared on the basis of Canadian GAAP. A reconciliation to U.S. GAAP is included therein.

     The auditors’ report, financial statements and notes thereto, schedules thereto as required under Item 17 are found following Item 19. The Audit Report of Pannel Kerr

Central Minera Form 20F December 2007

Forster, Chartered Accountants is included herein immediately preceding the respective financial statements, notes, schedules, etc.

Central Minera Form 20F December 2007

CENTRAL MINERA CORP.

(A PRE-EXPLORATORY STAGE COMPANY)

FINANCIAL STATEMENTS

JUNE 30, 2007

(EXPRESSED IN US DOLLARS)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The financial statements of Central Minera Corp. are the responsibility of the Company’s management. The financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities for financial reporting and internal controls through an audit committee. The Audit Committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

The financial statements have been audited by Pannell Kerr Forster, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the financial statements.

“Michael Cytrynbaum”
Michael Cytrynbaum
President

Vancouver, British Columbia
December 10, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF CENTRAL MINERA CORP.

We have audited the balance sheets of Central Minera Corp. (a pre-exploratory stage company) as at June 30, 2007 and 2006 and the statements of operations and deficit and cash flows for the years ended June 30, 2007, 2006 and 2005 and cumulative to June 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2007 and 2006 and the results of its operations and its cash flows for the years ended June 30, 2007, 2006 and 2005 and cumulative to June 30, 2007 in accordance with Canadian generally accepted accounting principles.

/s/ Pannell Kerr Forster

Chartered Accountants
(registered with the PCAOB as “Smythe Ratcliffe”)

Vancouver, Canada
December 10, 2007

COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going-concern, such as that described in note 1 to these financial statements. Our report to the shareholders dated December 10, 2007 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such uncertainties in the auditors’ report when the uncertainties are adequately disclosed in the financial statements.

/s/ Pannell Kerr Forster

Chartered Accountants
(registered with the PCAOB as “Smythe Ratcliffe”)

Vancouver, Canada
December 10, 2007

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

BALANCE SHEETS
(EXPRESSED IN US DOLLARS)

JUNE 30,

	2007	2006
ASSETS
CURRENT
CASH (NOTE 5)	$4,024	$27,654
ACCOUNTS RECEIVABLE	7,145	7,840
PREPAID EXPENSES	-	1,345
	11,169	36,839
EQUIPMENT (NOTE 6)	196	498
MINERAL PROPERTIES AND INTERESTS (NOTE 7)	-	2
	$11,365	$37,339
LIABILITIES
CURRENT
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$15,146	$10,762
ACCOUNTS PAYABLE - RELATED PARTY (NOTE 9)	108,962	21,592
LOAN PAYABLE - RELATED PARTY (NOTE 9)	28,302	-
	152,410	32,354
SHARE CAPITAL AND DEFICIT
SHARE CAPITAL (NOTE 8)
VARIABLE MULTIPLE VOTING SHARES	300,000	300,000
SUBORDINATE VOTING SHARES	41,873,339	41,873,339
CONTRIBUTED SURPLUS ARISING FROM
STOCK-BASED COMPENSATION	9,073	9,073
DEFICIT	(42,323,457)	(42,177,427)
	(141,045)	4,985
	$11,365	$37,339

GOING CONCERN CONSIDERATIONS (NOTE 1)
COMMITMENT (NOTE 10)
SUBSEQUENT EVENT (NOTE 13)

APPROVED BY THE DIRECTORS
“Michael Cytrynbaum”
“Barbara West”

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

STATEMENTS OF OPERATIONS AND DEFICIT
(EXPRESSED IN US DOLLARS)

YEARS ENDED JUNE 30,

	CUMULATIVE
	TO JUNE 30,
	2007	2007	2006	2005

ADMINISTRATION EXPENSES

ACCOUNTING AND AUDIT	$750,064	$17,892	$12,606	$13,591
AMORTIZATION	284,224	302	420	558
CONSULTING FEES	2,160,410	95,575	92,871	88,106
LEGAL	1,884,762	6,698	6,319	19,791
OFFICE	946,464	5,219	2,892	5,298
RENT	726,425	-	-	-
SALARIES AND BENEFITS	292,748	-	-	-
TRANSFER AGENT
AND FILING FEES	206,545	10,849	9,509	9,046
TRAVEL AND PROMOTION	1,222,278	-	-	2,964

	8,473,920	136,535	124,617	139,354

INTEREST AND OTHER INCOME	(1,519,220)	(8)	(828)	(476)
LOSS ON FOREIGN EXCHANGE	59,449	9,501	3,280	2,119
WRITE-DOWN OF INVESTMENT
IN PRIVATE COMPANY (NOTE 7)	1,000,799	-	-	-
LOSS (GAIN) ON SALE AND
WRITE-DOWN OF MARKETABLE
SECURITIES	(6,310)	-	-	1,092
WRITE-DOWN OF MINERAL
PROPERTIES (RECOVERIES)	24,719,362	2	(5,418)	-
LOSS ON SALE OF PROPERTY
AND EQUIPMENT	11,307	-	-	-
SETTLEMENT OF LAWSUITS	729,038	-	-	-
LOSS ON SALE OF SUBSIDIARY	8,855,112	-	-	-

	33,849,537	9,495	(2,966)	2,735

NET LOSS	42,323,457	146,030	121,651	142,089

DEFICIT BEGINNING OF THE PERIOD	-	42,177,427	42,055,776	41,913,687

DEFICIT END OF THE PERIOD	$42,323,457	$42,323,457	$42,177,427	$42,055,776

BASIC AND DILUTED LOSS PER COMMON SHARE		$.01	$.01	$.01

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING		30,824,972	29,635,199	27,969,517

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

STATEMENTS OF CASH FLOWS
(EXPRESSED IN US DOLLARS)

YEARS ENDED JUNE 30,

	CUMULATIVE
	TO JUNE 30,
	2007	2007	2006	2005
CASH PROVIDED (USED) BY

OPERATING ACTIVITIES
NET LOSS	$(42,323,457)	$(146,030)	$(121,651)	$(142,089)
ITEMS NOT INVOLVING CASH
AMORTIZATION	284,224	302	420	558
LOSS ON SALE OF SUBSIDIARY	8,855,112	-	-	-
LOSS ON SALE OF PROPERTY
AND EQUIPMENT	11,307	-	-	-
WRITE-DOWN OF INVESTMENT IN
PRIVATE COMPANY	1,000,799	-	-	-
WRITE-DOWN OF MINERAL
PROPERTIES	24,719,362	2	(5,418)	-
STOCK-BASED COMPENSATION	9,073	-	-	-
SHARE CONSIDERATION PAYABLE
INCLUDED IN SETTLEMENT
OF LAWSUITS	375,000	-	-	-

	(7,068,580)	(145,726)	(126,649)	(141,531)
NET CHANGE IN NON-CASH
WORKING CAPITAL ITEMS
ACCOUNTS RECEIVABLE	(7,145)	695	329	(1,120)
PREPAID EXPENSES	-	1,345	25,485	(22,689)
MARKETABLE SECURITIES	-	-	-	2,000
ACCOUNTS PAYABLE AND
ACCRUED LIABILITIES	124,108	91,754	(17,262)	33,482

	(6,951,617)	(51,932)	(118,097)	(129,858)

FINANCING ACTIVITIES
LOAN PAYABLE TO A RELATED PARTY	28,302	28,302	-	-
SHARES ISSUED FOR CASH, LOAN
AND CONVERTIBLE DEBENTURES	26,048,338	-	114,287	-

	26,076,640	28,302	114,287	-

INVESTING ACTIVITIES
MINERAL PROPERTIES	(17,305,960)	-	-	-
INVESTMENT IN PRIVATE COMPANY	(1,000,799)	-	-	-
PURCHASE OF PROPERTY
AND EQUIPMENT	(814,240)	-	-	-

	(19,120,999)	-	-	-

CHANGE IN CASH FOR THE PERIOD	4,024	(23,630)	(3,810)	(129,858)

CASH BEGINNING OF PERIOD	-	27,654	31,464	161,322

CASH END OF PERIOD	$4,024	$4,024	$27,654	$31,464

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

JUNE 30, 2007

1.		GOING CONCERN CONSIDERATIONS

These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations. As at June 30, 2007, the Company had not reached a level of operations that would finance day-to-day activities. The Company’s continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. These financial statements do not give effect to adjustments that would be necessary to the carrying values or classifications of assets and liabilities should the Company be unable to continue as a going concern.

For the years ended June 30, 2007, 2006 and 2005, the Company incurred operating losses of $146,030, $121,651 and $142,089, respectively, and had working capital (deficit) of ($141,241) and $4,485, respectively.

2.		CONTINUING OPERATIONS

The Company is incorporated under the laws of Yukon Territory, Canada. The principal business activity is the acquisition, exploration and development of mineral properties. At the Company’s annual general meeting in December 2002, the shareholders approved the consolidation of the Company’s shares to a maximum ratio of 1:20 and to change its domicile. The directors are authorized to implement these changes at their discretion. No changes have been implemented.

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

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

JUNE 30, 2007

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	b.	Foreign Currency Translation

The Company’s operations have been translated into US dollars using the temporal method. Under this method, monetary assets and liabilities have been translated at the period end exchange rates. Non-monetary assets and liabilities have been translated using historical rates of exchange. Revenues and expenses have been translated into US dollars at the average rate of exchange prevailing during the period, except for amortization, which is translated at exchange rates applicable to the related asset. Translation gains or losses are included in the determination of earnings (loss).

	c.	Loss per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share amounts are calculated giving effects to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Diluted loss per share is the same as basic loss per share when the effects of various conversions and exercise of options and warrants would be anti-dilutive.

	d.	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets and environmental issues, rates of amortization, accrued liabilities, assumptions used in stock-based compensation and the determination of the valuation allowance for future income tax assets. While management believes these estimates are reasonable, actual results could differ from those reported and would impact future results of operations and cash flows.

	e.	Equipment

Equipment is recorded at cost. The cost, less the salvage or residual value, is charged to income over the estimated useful life, using the declining balance method at the rate of 30% per annum.

	f.	Stock-Based Compensation

The Company accounts for stock-based compensation using the fair value based method with respect to all stock-based payments to directors, employees and consultants, including awards that call for settlement by the issuance of equity instruments. Under this method, stock-based payments are recorded as an expense over the vesting period or when the awards or rights are granted with a corresponding increase to contributed surplus. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to share capital.

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

JUNE 30, 2007

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	g.	Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences) and on unclaimed losses carried forward. Future income tax assets and liabilities are measured using substantially enacted tax rates expected to be in effect when the temporary differences are likely to reverse or when losses are expected to be utilized. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

	h.	Cumulative Figures

The cumulative amounts in the statements of operations and deficit and cash flows include the results of operations that were discontinued by the disposal or abandonment of subsidiary companies.

	i.	New Accounting Policies

From time to time new accounting standards are pronounced by the Canadian Institute of Chartered Accountants. When released, these policies are reviewed by management to determine their impact on the Company’s reported operating results and disclosures. Four new standards that become effective for the Company’s 2007 fiscal year or thereafter are: Comprehensive Income, Financial Instruments Presentation and Disclosure, Financial Instruments Recognition and Measurements, and Capital Disclosures. These standards as applicable will be applied prospectively and their adoption is not anticipated to have a significant impact on the financial statements.

4.	FINANCIAL INSTRUMENTS

The carrying value of cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of these financial instruments.

The Company is not exposed to any significant interest rate price risk or cash flow risk due to the short- term maturity of its monetary assets and liabilities. The Company is not exposed to any significant credit risk with respect to its accounts receivable, nor does it expect any credit losses.

The Company’s functional currency is the Canadian dollar and the Company translates the results of its operations into US currency using rates approximating the rate of exchange prevailing on the transaction date. The exchange rate may vary from time to time. Translation gains or losses are included in the determination of earnings (loss). The Company has not entered into any foreign currency contracts to manage foreign currency risk.

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

JUNE 30, 2007

5.	CASH

The Company maintains its cash balances in various currencies. At the period end, the currencies held and the United States equivalents are as follows:

	June 30,	June 30,
	2007	2006

Canadian dollars (US equivalents)	$3,899	$20,699
US dollars	125	6,955

	$4,024	$27,654

6.	EQUIPMENT

	June 30,	June 30,
	2007	2006

Equipment	$2,481	$2,481
Accumulated amortization	(2,285)	(1,983)

	$196	$498

7.	MINERAL PROPERTIES AND INTERESTS

	a.	Investment in Private Company

The Company owned a 14.75% interest in a private company incorporated in Nevada, USA. The Nevada company is in the pre-exploratory stage and is exploring properties in southern Nevada (the “Eldorado Project”). It is unlikely that any benefit will accrue to the Company during the pre-exploratory stages and the Company’s investment of $1,000,799 has been written off.

	b.	Mineral Property Interests

The Company has abandoned its mineral interests in Canada, Mexico, Nicaragua and Nevada and all property-related costs have been expensed in prior periods.

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

JUNE 30, 2007

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

	b.	Issued and Outstanding

	Share
	Price	Shares	Consideration

Variable Multiple Voting Shares
Issued for conversion of debenture
Balance June 30, 2007 and 2006	$.10	3,000,000	$300,000

Subordinate Voting Shares
Balance June 30, 2005		24,969,517	$41,759,052
Shares issued
For cash - Private placement	$.04	2,855,455	114,287

Balance June 30, 2007 and 2006		27,824,972	$41,873,339

No shares were issued during the current year and 2,855,455 subordinate voting shares were issued at $.04 per share pursuant to the terms of a private placement during the year ended June 30, 2006.

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

JUNE 30, 2007

8.	SHARE CAPITAL (CONTINUED)

	c.	Incentive Stock Options – Subordinate Voting Shares

The Company has a stock option plan for which options granted under the plan generally have a maximum term of ten years. The exercise price of each option equals the market price of the Company’s shares on the date of the grant.

Details of director, employee and consultant share purchase options are as follows:

	June 30, 2007		June 30, 2006
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price

Balance beginning of period	300,000	$-	1,625,000	$.20
Expired	(300,000)	$-	(1,325,000)	$.20
Balance end of period	-	$-	300,000	$.20

Balance		Balance
June 30,		June 30,	Exercise
2006	Change	2007	Price	Expiry Date

300,000	(300,000)	-	$.20	December 31, 2006

During the year ended June 30, 2007, share purchase options to acquire 300,000 subordinate voting shares lapsed without being exercised.

d.	Share Purchase Warrants - Subordinate Voting Shares

	June 30, 2007		June 30, 2006
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price

Balance beginning of period	-	$-	1,200,000	$.10
Expired	-	$-	(1,200,000)	$.10
Balance end of period	-	$-	-	$-

During the year ended June 30, 2006, warrants to acquire 1,200,000 subordinate voting shares lapsed without being exercised.

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

JUNE 30, 2007

9.	RELATED PARTY TRANSACTIONS

Related party transactions not separately disclosed elsewhere in these financial statements were as follows:

	2007	2006	2005
Consulting fees charged by a company
controlled by a director	$79,646	$77,393	$72,035
Consulting fees charged by a director	$15,929	$-	$-

Accounts payable of $108,962 (2006 - $21,592) is owing to a company controlled by a director. Loan payable of $28,302 (Cdn. $30,000) is owing to a company controlled by a director, is unsecured, bears interest at 12% per annum and is repayable on demand. Subsequent to June 30, 2007, the related party made additional advances of $8,019 (Cdn. $8,500) on the same terms. These related party transactions are in the normal course of business and are measured at the exchange amount, which is the amount agreed by the transacting parties.

10.	COMMITMENT

The Company has entered into a management agreement with a company controlled by a director, which requires minimum annual payments of approximately $170,000 (Cdn. $180,000). The agreement contains a clause requiring a termination payment of approximately $85,000 (Cdn. $90,000). The corporate related party has voluntarily reduced the monthly fee to $7,100 (Cdn. $7,500) commencing March 2003 (Note 9).

11.	INCOME TAXES

The income taxes shown on the statements of operations and deficit differ from the amounts calculated by applying the combined Canadian federal and provincial statutory rates due to the following:

	2007	2006	2005
Income tax recovery at statutory rates	$(49,650)	$(41,361)	$(51,152)
Write-down and loss on investments	-	-	393
Write-down on mineral properties	-	1,842	-
Amortization timing differences and other	(2,918)	(3,177)	(2,101)
Benefit of income tax losses not recognized	52,568	42,696	52,860
	$-	$-	$-

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

JUNE 30, 2007

11.	INCOME TAXES (CONTINUED)

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of future tax assets are as follows:

	2007	2006

Non-capital losses carried forward	$368,086	$517,167
Resource-related expenditures	141,813	147,864
Investment losses	4,706,600	4,907,445

	5,216,499	5,572,476
Less: Valuation allowance	(5,216,499)	(5,572,476)

Net future income tax assets	$-	$-

As at June 30, 2007, the Company has operating losses of approximately $1,187,000, resource-related expenditures of approximately $457,000, and capital losses of approximately $15,183,000 available for carry-forward to reduce future years’ taxable income. No future income tax benefit has been recognized in the accounts. The availability of the operating losses expires as follows:

2009	$401,000
2010	155,000
2014	180,000
2015	188,000
2026	108,000
2027	155,000
$1,187,000

12.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (“US GAAP”)

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada. A description of accounting principles followed by the Company that differ in certain respects from US GAAP follows:

	a.	Stock-Based Compensation

The Company has elected, commencing with the year ended June 30, 2004, to account for stock- based compensation using Statement of Financial Accounting Standards (“SFAS”) No. 123 and No. 123(R), as amended December 2004. Accordingly, compensation cost for stock options is measured at the fair value of options granted. For the year ended June 30, 2003, the Company elected to apply the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25 “Accounting for Stock Issued to Employees” for measuring the value of stock-based compensation. The intrinsic value-based method requires that compensation expense be recorded at the time of granting an option for the excess of the quoted market price over the option exercise price. If a stock option is not exercised, the compensation expense recorded in the previous period is reversed by decreasing the compensation expense in the period of forfeiture. No compensation expense was required to be recognized for those years.

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

JUNE 30, 2007

12.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (“US GAAP”) (CONTINUED)

	b.	Other Accounting Standards

		i.	The Company has adopted SFAS No. 130 “Reporting Comprehensive Income” with no impact on US GAAP differences.

		ii.	The Company does not have any derivative or hedging instruments and, therefore, SFAS No.149 “Accounting for Derivative Instruments and Hedging Activity” has no impact on US GAAP differences.

The adoption of these new pronouncements is not expected to have an effect on the financial position or results of operations.

The effect of the differences between Canadian GAAP and US GAAP on the balance sheets and statements of operations and deficit is summarized below:

JUNE 30,	2007	2006	2005
Share capital under Canadian GAAP	$42,173,339	$42,173,339	$42,059,052
Adjustment for APB No. 25	12,490	12,490	12,490
Share capital under US GAAP	$42,185,829	$42,185,829	$42,071,542
Deficit under Canadian GAAP	$(42,323,457)	$(42,177,427)	$(42,055,776)
Adjustment for APB No. 25	(12,490)	(12,490)	(12,490)
Deficit under US GAAP	$(42,335,947)	$(42,189,917)	$(42,068,266)
Loss for the period under
Canadian GAAP	$(146,030)	$(121,651)	$(142,089)
Adjustment for APB No. 25	-	-	-
Comprehensive loss under US
GAAP	$(146,030)	$(121,651)	$(142,089)
Basic and diluted loss per share
under US GAAP	$.01	$.01	$.01

There is no effect on the statements of cash flows for the difference between Canadian GAAP and US GAAP.

13.	SUBSEQUENT EVENT

In October 2007, the Company closed a private placement of 2,000,000 units at $.03 per share for gross proceeds of $60,000. Each unit consists of one subordinate voting share and one share purchase warrant entitling the holder to acquire a subordinate voting share at $.03 per share exercisable to October 18, 2012.

ITEM 18.	FINANCIAL STATEMENTS

The Company has elected to report under Item No. 17.

ITEM 19.	EXHIBITS

The following exhibits are filed with this report:

Exhibit Number	Description
1.1*	Certificate of Incorporation
1.2*	Company Act Memorandum
1.3*	Articles
1.4**	Certificate of Continuance of Central Minera Corp. to the Yukon Territories with By-laws of the Company.
1.5****	Amendment to Articles
4.1***	Management Services Agreement dated July 18, 2002
4.2***	Consulting Services Agreement dated October 1, 1999
4.3***	Amendment to the Option Agreement
4.4****	Agreement and Mutual Release dated December 8, 2002
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to the Company’s Registration Statement on Form 20-F, file number 0- 24570, as filed on September 30, 1994.

**	Incorporated by reference to the Company’s Annual Report on Form 20-F, as filed on December 24, 1999.

***	Incorporated by reference to the Company’s Annual Report on Form 20-F, as filed on November 29, 2002.

****	Incorporated by reference to the Company’s Annual Report on Form 20-F, as filed on December 1, 2003.

Central Minera Form 20F December 2007

EXHIBIT 12.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED BY SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Michael Cytrynbaum, certify that:

1.	I have reviewed this annual report on Form 20-F of Central Minera Corp.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.

The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

DATE: December 21, 2007.
/s/ “Michael Cytrynbaum”
_________________________
Michael Cytrynbaum, President and Director

Central Minera Form 20F December 2007

EXHIBIT 12.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED BY SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Barbara West, certify that:

1.	I have reviewed this annual report on Form 20-F of Central Minera Corp.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.

The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

DATE: December 21, 2007.
/s/ “Barbara West”
_____________________
Barbara West, Director

Central Minera Form 20F December 2007

EXHIBIT 13.1

     Certification of Chief Executive Officer pursuant to
Title 18, United States Code, Section 1350, as adopted pursuant to
Section 906 of The Sarbanes-Oxley Act of 2002

I, Michael Cytrynbaum, President of Central Minera Corp., certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

1. The Annual Report on Form 20-F of Central Minera Corp. for the year ended June 30, 2007 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Central Minera Corp.

Vancouver, British Columbia, Canada

by: /s/ Michael Cytrynbaum

December 21, 2007

Michael Cytrynbaum
President , Central Minera Corp.

A signed original of this written statement required by Section 906 has been provided to Central Minera Corp. and will be retained by Central Minera Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

Central Minera Form 20F December 2007

EXHIBIT 13.2

     Certification of Chief Financial Officer pursuant to
Title 18, United States Code, Section 1350, as adopted pursuant to
Section 906 of The Sarbanes-Oxley Act of 2002

I, Barbara West, Director of Central Minera Corp., certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

1. The Annual Report on Form 20-F of Central Minera Corp. for the year ended June 30, 2007 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Central Minera Corp.

Vancouver, British Columbia, Canada

by: /s/ Barbara West

December 21, 2007

Barbara West
Director

A signed original of this written statement required by Section 906 has been provided to Central Minera Corp. and will be retained by Central Minera Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

Central Minera Form 20F December 2007