Form 20-F
period 2008-06-30
CENTRAL MINERA CORP
filed 2008-12-31
CIK 927426

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[    ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For Fiscal Year Ended June 30, 2008

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

As of June 30, 2008, the Registrant had 29,824,972 Subordinate Voting shares (previously Common Shares prior to redesignation) outstanding.  As of June 30, 2008, the Registrant had 3,000,000 Variable Multiple Voting shares outstanding.

Indicate by check mark if the registrant is a well-know seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ____________             No       X

Central Minera Form 20F December 2008

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ____________             No       X

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

Yes          X                      No ____________

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.   (Check one)

Large accelerated filer  ________

Accelerated filer  ________

Non-accelerated filer           X

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ... X....  Item 18 .......

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.

Yes ____________             No       X

(APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

 Yes ___________           No ______

Central Minera Form 20F December 2008

Central Minera Form 20F December 2008

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

(In thousands of US dollars except per share amounts)

	2008	2007	2006	2005	2004
Statements of Loss Data:
Revenues	$0	$0	$0	$0	$0
Net loss - Canadian GAAP	(170)	(146)	(121)	(142)	(137)
Net income (loss) - US GAAP	(170)	(146)	(121)	(142)	(137)
Net loss per share - Canadian GAAP	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Net income (loss) per share - US GAAP	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Weighted average Common shares outstanding	32,158	30,825	29,635	27,969	25,490
Statements of Cash Flows Data:
Cash provided by (used in):
Operating activities-	(67)	(52)	(118)	(130)	(125)
Financing activities-	68	28	114	-	221
Investing activities -	-	-	-	-	-
Balance Sheet Data (end of period)
Total Assets	12	11	37	67	176
Net Assets	(251)	(141)	5	12	154
Capital Stock – Canadian GAAP	42,233	42,173	42,173	42,060	42,060
- US GAAP	42,246	42,186	42,186	42,072	42,072
Long Term Obligations				-	-

Central Minera Form 20F December 2008

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

D.  Risk Factors

Forward Looking Statements

This Report includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions of future events or performance (often, but not always, using words or phrases such as “expects” or  “does not expect”, “is expected”, “anticipates”, or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved) are not statements of historical facts and may be “forward-looking statements”.  Forward-looking statements are based on expectations, estimates and projections at the time the statements are made and include, but are not limited to, the statements under “Item 5- Operating and Financial Review and Prospects” and located elsewhere herein regarding industry prospects and the Company’s financial position.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.  Important factors that could cause actual results to differ materially from the Company’s expectations are more fully disclosed herein. Important risks include the Company’s lack of cash flow and resultant need for additional funding, the risks associated with resource exploration and development, the fact that there are no proven reserves on the Company’s properties, risks associated with the property title, currency fluctuation, unstable metal prices, and various environment and political situations. All subsequent written and oral forward-looking statements attributed to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.

Central Minera Form 20F December 2008

The Company's business is subject to a number of risk factors that are set forth below:

•

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

•

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

Central Minera Form 20F December 2008

•

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

•

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

Central Minera Form 20F December 2008

•

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

•

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

•

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

•

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

Central Minera Form 20F December 2008

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

The Company has abandoned its mineral interests in Mexico, Nicaragua and Nevada and all property-related costs have been expensed.  In the year ended June 30, 2001 the Company wrote down its $1,000,800 investment in Cactus Gold Corp. (a privately held company conducting exploration programs in Nevada).  In November, 2005 the directors of the Company were advised that the United States Bureau of Land Management (the “BLM”) has launched a challenge to the legality of the 264 unpatented placer mining claims (the “Cactus Claims”) held by Cactus Gold Corp. (“Cactus”) and located in Clark County, Nevada.  Cactus is a private Nevada corporation controlled, directly or indirectly, by Mr. Chuck Ager, in which Central Minera holds a 14.75% minority interest.  Central Minera has been advised that the BLM alleges that Cactus Claims were not located in good faith, but instead, through the fraudulent use of so-called “dummy locators”, for the benefit and use of Charles Ager. As a minority shareholder in Cactus, Central Minera is not a party to the claim contest and does not have direct access to all of the information concerning Cactus's defense of the BLM proceedings.  The Board of Directors has, however, retained counsel in Nevada to monitor and review the proceedings on its behalf and to advise it as to its options if the BLM prevails.

Central Minera Form 20F December 2008

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

A.

Operating Results.

Year ended June 30, 2008 compared to the year ended June 30, 2007

During the year ended June 30, 2008 (“Fiscal 2008”), the Company incurred a loss of $170,093 compared with a loss of $146,030 for the year ended June 30, 2007 (“Fiscal 2007”).  The Company incurred administrative expenses of $162,714 in Fiscal 2008 as compared to $136,535 in Fiscal 2007.  Significant variances are accountable to an increase in consulting fees of $10,997 (due to foreign exchange adjustments), interest to a related party for loan of $4,922 and an increase in accounting and audit fees of $10,280.

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

Central Minera Form 20F December 2008

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

B.  Liquidity and Capital Resources

Working Capital

On June 30, 2008 the Company had a working capital deficit of $251,138 as compared to a working capital deficit of $141,241 on June 30, 2007.  As none of the Company’s mineral properties have advanced to the commercial production stage and it has no history of earnings or cash flow from operations, the Company relies on the sale of its equity shares for its source of funds.  The Company completed a private placement of 2,000,000 Units at a price of $0.03 per Unit for gross proceed of $60,000 on October 17, 2007.  Each Unit consists of one Subordinate Voting share in the Capital of the Company and one warrant entitling the holder to acquire one additional Subordinate Voting share at a price of $0.03 until October 18, 2012.  Cumulatively, from 1984, it has raised $26,108,338 through the sale of its securities.

The Company’s major use of funds has been in connection with its operations and mineral property expenditures.   In order to reduce operational and mineral property expenditures, the Company has reduced staff, and sold its major properties. The Company is currently reviewing its holdings in Cactus Gold Corp. to determine value of its investment in the Cactus.  The Company anticipates that it will continue to have losses from operations.

During the past three years, the Company has reduced its operating costs to approximately $150,000 per annum. The Company has no material commitments for capital expenditure in the current fiscal year. The Company, in its opinion, may not have sufficient working capital for the Company’s present requirements. If necessary, the Company would seek to obtain additional working capital by way of private placement of equity shares and/or by borrowing requisite funds from shareholders. The Company has no agreements with any third party to provide such financing and no assurance can be given that such financing will be available if needed.

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

Central Minera Form 20F December 2008

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

F.

  Tabular Disclosure of Contractual Obligations

Not applicable.

Central Minera Form 20F December 2008

G.

  Safe Harbor

Not applicable.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

The following table provides the full name of the Directors of the Company:

Name and place of residence	Age	Director since
Michael Cytrynbaum Vancouver, British Columbia, Canada	67	July 18, 2002
Joan Jamieson Vancouver, British Columbia, Canada	64	August 25, 2006
Barbara West West Vancouver, British Columbia, Canada	52	August 25, 2006

Michael Cytrynbaum is President of First Fiscal Management Ltd. a private consulting company specializing in financial reorganizations/financial engineering, mergers and acquisitions, strategic planning and negotiation.   Mr. Cytrynbaum also serves as chairman of two publicly traded companies, Look Communications Inc. (a Canadian broadcast and communications services provider) and Ignition Point Technologies Corp. (a Vancouver-based broadband technology company).  In addition, he is a director of two junior resource companies - Callinan Mines Limited and Central Minera Corp., as well as being a director of Peer 1 Network Enterprises, Inc. (a provider of high-performance internet bandwidth).   Mr. Cytrynbaum was a founding director of Microcell Telecommunications Inc., a cellular network company, and remained on the board of Microcell for ten years, from December 1993 until May 2003.

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

B.  Compensation.

No executive Officer of the Company other than as detailed below was paid more than $40,000 in compensation during the financial year.  The following table provides a summary of the compensation earned by Michael Cytrynbaum during the financial years ended June 30, 2008, June 30, 2007 and June 30, 2006:

Central Minera Form 20F December 2008

Summary Compensation Table

	Annual Compensation				Long-Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options Granted(#)
Michael Cytrynbaum (1)	2008	Nil	Nil	$89,000 (2)
President	2007	Nil	Nil	$80,000 (2)
	2006	Nil	Nil	$77,000 (2)

(1)

Michael Cytrynbaum was appointed President of the Company on July 18, 2002.

(2)

The amount shown was charged by  First Fiscal Management Ltd.

Stock Option Plan

At the annual meeting held in December 1996 the shareholders of the Company approved the adoption of a Stock Option Plan (the “Plan”) designed to enable the Company to attract, retain and motivate qualified employees. Certain amendments to the Plan were approved by our shareholders in December 1999.  As amended, the Plan allows us to grant options to present and former Directors, Officers, employees, consultants and advisors.  The Plan is administered by our Board of Directors which is authorized to decide to whom options may be granted, the number of options granted to any person, the exercise price, which may not be less than $0.15 per share, the term (which may not be longer than 10 years from the date of grant) and any restrictions upon exercise.  A maximum of 3,000,000 Subordinate Voting shares may be made subject to options under the Plan.  There are currently no outstanding options.   No options were exercised in the financial year ended June 30, 2008 and 2007.

No new options were granted during the current fiscal year.   There were no outstanding options at June 30, 2008.

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

Central Minera Form 20F December 2008

D.  Employees

At the end of the year ended June 30, 2008, the Company had no employees.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

As far as is known, the Company is not directly or indirectly owned or controlled by any corporation or by any foreign government. The following table sets forth certain information, as at October 31, 2008, concerning (i) persons and companies that own outstanding shares of record or are known by the Company to own beneficially, directly or indirectly, more than 5% of the outstanding shares and (ii) beneficial ownership of outstanding shares by the Company’s Directors:

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

Share Purchase Warrants

There are currently 2,000,000 Share Purchase Warrants outstanding.  Each warrant will entitle the holder to acquire one subordinate voting share of the Company at a price of $0.03 per Share Purchase Warrant.  These Share Purchase Warrants are exercisable for a period of five years expiring on October 18, 2012.

Central Minera Form 20F December 2008

Shares held in the United States

The following table indicates the approximate number of record holders of shares as at October 31, 2008, the number of record holders of shares with United States addresses and the portion and percentage of shares so held in the United States.  On such date, 29,824,972 Subordinate Voting shares in the capital of the Company and 3,000,000 Variable Multiple Voting shares were outstanding.

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

B.  Related Party Transactions

During the years ended June 30, 2008, 2007, and 2006 the Company was charged and/or paid consulting or administration fees to the following Directors or Officers:

Name	2008	2007	2006
First Fiscal Management Ltd. (1)	$89,000	$80,000	$77,000
Barbara West	$18,000	16,000	0
1. A company controlled by Michael Cytrynbaum.

During the period from July 1, 2008 to the date hereof, none of the Directors, Officers, of the Company or their respective associates have been indebted to the Company. Please also refer to Item 6. above.

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

Central Minera Form 20F December 2008

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

	High	Low	Volume
First Quarter ended September 30, 2008	$0.011	$0.007	0
Fiscal Year ended June 30, 2007	$0.02	$0.015	0
Third Quarter ended March 31, 2008	$0.025	$0.025	0
Second Quarter ended December 31, 2007	$0.04	$0.017	1
First Quarter ended September 30, 2007	$0.05	$0.02	0
Fiscal year ended June 30, 2007	$0.05	$0.05	0
Third Quarter ended March 31, 2007	$0.15	$0.03	0
Second Quarter ended December 31, 2006	$0.10	$0.04	0
First Quarter ended September 30, 2006	$0.10	$0.04	0
Fiscal year ended June 30, 2006	$0.07	$0.025	0
Third Quarter	$0.04	$0.025	0
Second Quarter	$0.04	$0.03	0
First Quarter	$0.04	$0.03	0
Fiscal year ended June 30, 2005	$0.04	$0.03	0
Fourth Quarter	$0.04	$0.03	0
Third Quarter	$0.04	$0.03	0
Second Quarter	$0.04	$0.03	0
First Quarter	$0.07	$0.05	0
Fiscal year ended June 30, 2004	$0.25	$0.02	0

The following table sets forth the high and low market prices for each month during the most recent six months:

Central Minera Form 20F December 2008

	High	Low
October 2008	$0.011	$0.007
September 2008	$0.011	$0.011
August 2008	$0.011	$0.011
July 2008	$0.011	$0.011
June 2008	$0.015	$0.015
May 2008	$0.02	$0.02

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

B.  Memorandum and Articles of Association

The Company’s Certificate of Incorporation, Memorandum of Association, and Article of Incorporation, which were included as Exhibits 1.1, to the Company’s Registration Statement on Form 20-F, file number 0-24570, filed for September 30, 1994; Certificate of Change of Name, and Certificate of Continuance of Central Minera Corp. to the Yukon Territories, and Amendment to the By-Laws of the Company which were included as Exhibits to the Company Annual Report on Form 20-F, file number 0-24570, filed for June 30, 1999;  and the Company’s Certificate of Amendment of the Articles which was included in the Company’s 6K filing made on February 28, 2003, file number 000-24570; are hereby incorporated by reference.

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

Central Minera Form 20F December 2008

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

B × 0.55

A × 0.45

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

Central Minera Form 20F December 2008

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

Central Minera Form 20F December 2008

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

Central Minera Form 20F December 2008

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

Proposed Changes to Shareholder Rights

Please refer to “Part II.  ITEM 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds.”

C.  Material contracts

None

D.  Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, including the availability of cash and cash equivalents for use by the Company’s group, or affects the remittance of dividends, interest or other payments to a non-resident holder of  shares, other than withholding tax requirements (see “Item 10E - Taxation”).

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

Central Minera Form 20F December 2008

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

Central Minera Form 20F December 2008

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

Central Minera Form 20F December 2008

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Smythe Ratcliffe LLP. (formerly Pannell Kerr Forster) served as our auditors for the year ended June 30, 2008.   The following tables set forth the aggregate fees for professional services rendered to us in 2008 and 2007.

	Audit Fees		Audit-Related Fees		Tax Fees		All Other Fees
	2008	2007	2008	2007	2008	2007	2008	2007
Smythe Ratcliffe LLP. (formerly Pannell Kerr Forster)	11,000	10,000	0	0	0	0	0	0

We have introduced procedures for the review and pre-approval of any services performed by Smythe Ratcliffe LLP. (formerly Pannell Kerr Forster).  The procedures require that all proposed engagements of Smythe Ratcliffe LLP. (formerly Pannell Kerr Forster) for audit and permitted non-audit services are submitted to the board of directors for approval prior to the beginning of any such services.  During Fiscal 2008, the board of directors approved 100% of the audit, non-audit and tax fees.

ITEM 16D.

EXEMPTION FROM THE LISTING STANDARDS FOR THE AUDIT COMMITTEE

Not applicable to the Company at this time.

ITEM 17.

FINANCIAL STATEMENTS

The  financial statements of the Company have been prepared on the basis of Canadian GAAP.  A reconciliation to U.S. GAAP is included therein.

The auditors’ report, financial statements and notes thereto, schedules thereto as required under Item 17 are found following Item 19.  The Audit Report of Smythe Ratcliffe (formerly Pannel Kerr Forster), Chartered Accountants is included herein immediately preceding the respective financial statements, notes, schedules, etc.

Central Minera Form 20F December 2008

ITEM 18.

FINANCIAL STATEMENTS

The Company has elected to report under Item No. 17.

Central Minera Form 20F December 2008

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

*

Incorporated by reference to the Company’s Registration Statement on Form 20-F, file number 0-24570, as filed on September 30, 1994.

**

Incorporated by reference to the Company’s Annual Report on Form 20-F, as filed on December 24, 1999.

***

Incorporated by reference to the Company’s Annual Report on Form 20-F, as filed on November 29, 2002.

****

Incorporated by reference to the Company’s Annual Report on Form 20-F, as filed on December 1, 2003.

Central Minera Form 20F December 2008

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

DATE: December 29, 2008.

          “Michael Cytrynbaum”

Michael Cytrynbaum, President and Director

Central Minera Form 20F December 2008

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

DATE: December 29, 2008.

      “Barbara West”

Barbara West, Director

Central Minera Form 20F December 2008

EXHIBIT 13.1

Certification of Chief Executive Officer pursuant to

Title 18, United States Code, Section 1350, as adopted pursuant to

Section 906 of The Sarbanes-Oxley Act of 2002

I, Michael Cytrynbaum, President of Central Minera Corp., certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

1. The Annual Report on Form 20-F of Central Minera Corp. for the year ended June 30, 2008 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Central Minera Corp.

Vancouver, British Columbia, Canada

By:    “Michael Cytrynbaum”

December 29, 2008

Michael Cytrynbaum

President, Central Minera Corp.

A signed original of this written statement required by Section 906 has been provided to Central Minera Corp. and will be retained by Central Minera Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

Central Minera Form 20F December 2008

EXHIBIT 13.2

Certification of Chief Financial Officer pursuant to

Title 18, United States Code, Section 1350, as adopted pursuant to

Section 906 of The Sarbanes-Oxley Act of 2002

I, Barbara West, Director of Central Minera Corp., certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

1. The Annual Report on Form 20-F of  Central Minera Corp. for the year ended June 30, 2008 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Central Minera Corp.

Vancouver, British Columbia, Canada

By:    “Barbara West”

December 29, 2008

Barbara West

Director

A signed original of this written statement required by Section 906 has been provided to Central Minera Corp. and will be retained by Central Minera Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

Central Minera Form 20F December 2008

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

FINANCIAL STATEMENTS

JUNE 30, 2008

(EXPRESSED IN US DOLLARS)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF CENTRAL MINERA CORP.

We have audited the balance sheets of Central Minera Corp. (a pre-exploratory stage company) as at June 30, 2008 and 2007 and the statements of operations and deficit and cash flows for the years ended June 30, 2008, 2007 and 2006 and cumulative to June 30, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2008 and 2007 and the results of its operations and its cash flows for the years ended June 30, 2008, 2007 and 2006 and cumulative to June 30, 2008 in accordance with Canadian generally accepted accounting principles.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants
Vancouver, Canada October 17, 2008

COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going-concern, such as that described in note 1 to these financial statements. Our report to the shareholders dated October 17, 2008 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such uncertainties in the auditors' report when the uncertainties are adequately disclosed in the financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants
Vancouver, Canada October 17, 2008

7th Floor, Marine Building	Fax:	604.688.4675
355 Burrard Street, Vancouver, BC	Telephone:	604.687.1231
Canada V6C 2G8	Web:	SmytheRatcliffe.com

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

BALANCE SHEETS
(EXPRESSED IN US DOLLARS)

JUNE 30,

	2008	2007
ASSETS

CURRENT
CASH (NOTE 6)	$5,516	$4,024
ACCOUNTS RECEIVABLE	6,954	7,145
	12,470	11,169
EQUIPMENT (NOTE 7)	-	196
	$12,470	$11,365
LIABILITIES

CURRENT
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$14,307	$15,146
ACCOUNTS PAYABLE - RELATED PARTY (NOTE 9)	206,607	108,962
LOANS PAYABLE - RELATED PARTY (NOTE 9)	42,694	28,302
	263,608	152,410
SHARE CAPITAL AND DEFICIT

SHARE CAPITAL (NOTE 8)
VARIABLE MULTIPLE VOTING SHARES	300,000	300,000
SUBORDINATE VOTING SHARES	41,933,339	41,873,339

CONTRIBUTED SURPLUS ARISING FROM STOCK BASED COMPENSATION (NOTE 8)	9,073	9,073

DEFICIT	(42,493,550)	(42,323,457)
	(251,138)	(141,045)
	$12,470	$11,365

GOING CONCERN CONSIDERATIONS (NOTE 1)
COMMITMENT (NOTE 10)

APPROVED BY THE DIRECTORS

         "Michael Cytrynbaum"

          "Barbara West"

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

STATEMENTS OF OPERATIONS AND DEFICIT
(EXPRESSED IN US DOLLARS)

YEARS ENDED JUNE 30,

	CUMULATIVE
	TO JUNE 30,
	2008	2008	2007	2006

ADMINISTRATION EXPENSES
ACCOUNTING AND AUDIT	$778,236	$28,172	$17,892	$12,606
AMORTIZATION	284,420	196	302	420
CONSULTING FEES	2,266,982	106,572	95,575	92,871
INTEREST - RELATED PARTY	4,922	4,922	-	-
LEGAL	1,888,991	4,229	6,698	6,319
OFFICE	951,955	5,491	5,219	2,892
RENT	726,425	-	-	-
SALARIES AND BENEFITS	292,748	-	-	-
TRANSFER AGENT AND FILING FEES	219,677	13,132	10,849	9,509
TRAVEL AND PROMOTION	1,222,278	-	-	-
	8,636,634	162,714	136,535	124,617
INTEREST AND OTHER INCOME	(1,519,231)	(11)	(8)	(828)
LOSS ON FOREIGN EXCHANGE	66,839	7,390	9,501	3,280
WRITE-DOWN OF INVESTMENT IN PRIVATE COMPANY	1,000,799	-	-	-
(GAIN) ON SALE AND WRITE-DOWN OF MARKETABLE SECURITIES	(6,310)	-	-	-
WRITE-DOWN OF MINERAL PROPERTIES (RECOVERIES)	24,719,362	-	2	(5,418)
LOSS ON SALE OF PROPERTY AND EQUIPMENT	11,307	-	-	-
SETTLEMENT OF LAWSUITS	729,038	-	-	-
LOSS ON SALE OF SUBSIDIARY	8,855,112	-	-	-

	33,856,916	7,379	9,495	(2,966)

NET LOSS	42,493,550	170,093	146,030	121,651

DEFICIT BEGINNING OF THE PERIOD	-	42,323,457	42,177,427	42,055,776

DEFICIT END OF THE PERIOD	$42,493,550	$42,493,550	$42,323,457	$42,177,427

BASIC AND DILUTED NET LOSS PER COMMON SHARE		$.01	$.01	$.01

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		32,158,305	30,824,972	29,635,199

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

STATEMENTS OF CASH FLOWS
(EXPRESSED IN US DOLLARS)

YEARS ENDED JUNE 30,

	CUMULATIVE
	TO JUNE 30,
	2008	2008	2007	2006
CASH PROVIDED (USED) BY

OPERATING ACTIVITIES
NET LOSS	$(42,493,550)	$(170,093)	$(146,030)	$(121,651)
ITEMS NOT INVOLVING CASH
AMORTIZATION	284,420	196	302	420
LOSS ON SALE OF SUBSIDIARY	8,855,112	-	-	-
LOSS ON SALE OF PROPERTY AND EQUIPMENT	11,307	-	-	-
WRITE-DOWN OF INVESTMENT IN PRIVATE COMPANY	1,000,799	-	-	-
WRITE-DOWN OF MINERAL PROPERTIES (RECOVERIES)	24,719,362	-	2	(5,418)
STOCK COMPENSATION EXPENSE	9,073	-	-	-
SHARE CONSIDERATION PAYABLE INCLUDED IN SETTLEMENT OF LAWSUITS	375,000	-	-	-
ACCRUED INTEREST AND EXCHANGE ON LOAN PAYABLE	5,978	5,978	-	-
	(7,232,499)	(163,919)	(145,726)	(126,649)
NET CHANGE IN NON-CASH WORKING CAPITAL ITEMS
ACCOUNTS RECEIVABLE	(6,954)	191	695	329
PREPAID EXPENSES	-	-	1,345	25,485
ACCOUNTS PAYABLE AND
ACCRUED LIABILITIES	220,914	96,806	91,754	(17,262)
	(7,018,539)	(66,922)	(51,932)	(118,097)
FINANCING ACTIVITIES
LOAN PAYABLE TO A RELATED PARTY	36,716	8,414	28,302	-
SHARES ISSUED FOR CASH, LOAN AND CONVERTIBLE DEBENTURES	26,108,338	60,000	-	114,287
	26,145,054	68,414	28,302	114,287
INVESTING ACTIVITIES
MINERAL PROPERTIES	(17,305,960)	-	-	-
INVESTMENT IN PRIVATE COMPANY	(1,000,799)	-	-	-
PURCHASE OF PROPERTY AND EQUIPMENT	(814,240)	-	-	-
	(19,120,999)	-	-	-
CHANGE IN CASH	5,516	1,492	(23,630)	(3,810)

CASH BEGINNING OF THE PERIOD	-	4,024	27,654	31,464
CASH END OF THE PERIOD	$5,516	$5,516	$4,024	$27,654

SUPPLEMENTAL INFORMATION
INTEREST PAID IN CASH DURING THE PERIOD	$-	$-	$-	$-
INCOME TAXES PAID IN CASH DURING THE PERIOD	$-	$-	$-	$-

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

YEARS ENDED JUNE 30, 2008 AND 2007

1.	GOING CONCERN CONSIDERATIONS

These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations. As at June 30, 2008, the Company had not reached a level of operations that would finance day-to-day activities. The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. These financial statements do not give effect to adjustments that would be necessary to the carrying values or classifications of assets and liabilities should the Company be unable to continue as a going concern.

For the years ended June 30, 2008, 2007 and 2006, the Company incurred operating losses of $170,093, $146,030, and $121,651, respectively, and had working capital deficit of $251,138 and $141,241 at June 30, 2008 and 2007, respectively.

2.	CONTINUING OPERATIONS

The Company is incorporated under the laws of Yukon Territory, Canada. The principal business activity is the acquisition, exploration and development of mineral properties. At the Company's annual general meeting in December 2002, the shareholders approved the consolidation of the Company's shares to a maximum ratio of 1:20 and to change its domicile. The directors are authorized to implement these changes at their discretion. No changes have been implemented.

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

CENTRAL MINERA CORP.

(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

JUNE 30, 2008

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

c.	Loss per Share

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

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments measured and recognized, to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is completed or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. The fair value of the options is accrued and charged either to operations or mineral properties, with the offset credit to contributed surplus. For directors and employees the options are recognized over the vesting period, and for non-employees the options are recognized over the related service period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

JUNE 30, 2008

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

The cumulative amounts in the statements of operations and deficit and cash flow include the results of operations that were discontinued by the disposal or abandonment of subsidiary companies.

i.	New Accounting Policies

From time to time, new accounting standards are pronounced by the Canadian Institute of Chartered Accountants. When released, these policies are reviewed by management to determine their impact on the Company's reported operating results and disclosures. Four new standards which became effective for the Company's 2008 fiscal year or tereafter are: Comprehensive Income; Financial Instruments Presentation and Disclosure; Financial Instruments Recognition and Measurements; and Capital Disclosures. These standards, as applicable, have been applied prospectively and their adoption has not had an impact nor is it anticipated to have an impact on the financial statements.

Under Section 3855, all financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are measured at fair value on initial recognition, except for certain related party transactions. Subsequently all financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification as follows: (1) held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; (2) available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired; and (3) all derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sale normal purchase exemption and changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

As a result of the adoption of these new standards, the Company has classified its cash as held-for-trading. Receivables are classified as loans and receivables, accounts payable and accrued liabilities and amounts owing to related parties are classified as other financial liabilities, all of which are measured at amortized cost.

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

JUNE 30, 2008

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

i.	New Accounting Policies (Continued)

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the financial statements together with other financial information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

Section 1530, "Comprehensive Income", establishes standards for presentation and disclosure of a statement of comprehensive income (loss). Comprehensive income (loss) is the overall change in the net assets of the Company for a period, other than changes attributable to transactions with shareholders. It is made up of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) consists of gains and losses affecting shareholders' equity that, under generally accepted accounting principles, are excluded from net income (loss).

The Company has no items of other comprehensive income (loss) in any period presented. Therefore, net loss as presented in the Company's statements of operations and deficit equals comprehensive loss.

j.	Future Accounting Changes

The following changes (i – ii) will apply for the Company to interim and annual financial statements, commencing July 1, 2008. The Company is in the process of assessing the impact of these changes on its consolidated financial statements.

(i)	Financial Instruments

In February, 2007, the CICA issued two new standards, Section 3862, "Financial Instruments Disclosures", and Section 3863, "Financial Instruments Presentation". These sections will replace the existing Section 3861, "Financial Instruments Disclosure and Presentation". Section 3862 provides users with information to evaluate the significance of the financial instruments for the entity's financial position and performance, nature and extent of risks arising for financial instruments and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

JUNE 30, 2008

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

j.	Future Accounting Changes (Continued)

(ii)	Going-concern

In June 2007, the CICA amended Handbook Section 1400, "General Standards of Financial Statement Presentation", which requires management to make an assessment of a company's ability to continue as a going-concern. When financial statements are not prepared on a going-concern basis, that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the company is not considered a going-concern.

(iii)	International Financial Reporting Standards (IFRS)

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended June 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4.	FINANCIAL INSTRUMENTS

The carrying value of cash, accounts receivable, accounts payable and accrued liabilities and loans payable approximate their fair value due to the short-term maturity of these financial instruments.

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

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

JUNE 30, 2008

5.	MANAGEMENT OF CAPITAL

The Company manages its cash, common shares, stock options and share purchase warrants as capital. The Company's objectives when managing capital are to safeguard its ability to continue as a going concern, pursue the development of mineral resource interests and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital r\equirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

The Company does not expect its current capital resources will be sufficient to meet all of its future exploration plans and operating requirements and is dependant upon future equity or debt transactions to meet these obligations.

6.	CASH

The Company maintains its cash balances in various currencies. At the period end, the currencies held and the United States equivalents were as follows:

	2008	2007

Canadian dollars (US equivalents)	$(4,698)	$3,899
US dollars	10,214	125
	$5,516	$4,024

7.	EQUIPMENT

	2008	2007

Office furniture and equipment	$2,481	$2,481
Accumulated amortization	(2,481)	(2,285)
	$-	$196

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

JUNE 30, 2008

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

b.	Issued

	Share
	Price	Shares	Consideration
Variable Multiple Voting Shares
Issued for conversion of debenture
Balance June 30, 2008 and 2007	$.10	3,000,000	$300,000

Subordinate Voting Shares
Balance June 30, 2007 and 2006		27,824,972	$41,873,339
Shares issued
For cash - Private placement	$.03	2,000,000	60,000
Balance June 30, 2008		29,824,972	$41,933,339

During the current year the Company completed a private placement of 2,000,000 units at $0.03 per unit for gross proceeds of $60,000. Each unit consists of one subordinate voting share and one share purchase warrant entitling the holder to acquire a subordinate voting share at $0.03 per share exercisable to October 18, 2012.

c.	Incentive Stock Options – Subordinate Voting Shares

The Company has a stock option plan for which options granted under the plan generally have a maximum term of ten years. The exercise price of each option equals the market price of the Company's shares on the date of the grant.

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

JUNE 30, 2008

8.	SHARE CAPITAL (CONTINUED)

c.	Incentive Stock Options – Subordinate Voting Shares (Continued)

Details of director, employee and consultant share purchase options are as follows:

	June 30, 2008		June 30, 2007
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price
Balance beginning of period	-	$-	300,000	$.20
Expired during period	-	$-	(300,000)	$.20
Balance end of the period	-	$-	-	$-

d.	Share Purchase Warrants – Subordinate Voting Shares

	June 30, 2008		June 30, 2007
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Warrants	Price	Warrants	Price
Balance beginning of period	-	$-	-	$-
Granted	2,000,000	$.03	-	$-
Balance end of period	2,000,000	$.03	-	$-

As at June 30, 2008, the weighted average remaining contractual life of the share purchase warrants is 52 months.

9.	RELATED PARTY TRANSACTIONS

Related party transactions not separately disclosed elsewhere in these financial statements were as follows:

	2008	2007	2006
Consulting fees charged by a company controlled by a director	$88,810	$79,646	$77,393

Consulting fees charged by a director	$17,762	$15,929	$-

Interest charged on a related party loan	$4,922	$-	$-

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

JUNE 30, 2008

9.	RELATED PARTY TRANSACTIONS (CONTINUED)

Accounts payable of $206,607 (2007 - $108,962) is owing to a company controlled by a director. Loan payable of $42,694 (Cdn $43,488) is owing to a company controlled by a director, is unsecured, bears interest at 12% per annum and is repayable on demand.

These related party transactions are in the normal course of business and are measured at the exchange amount, which is the amount agreed by the transacting parties.

10.	COMMITMENT

The Company has entered into a management agreement, with a Company controlled by a director, which requires minimum annual payments of approximately $176,000 ($180,000 Cdn). The agreement contains a clause requiring a termination payment of approximately $88,000 ($90,000 Cdn). The corporate related party has voluntarily reduced the monthly fee to $7,300 (Cdn $7,500) commencing March 2003 (Note 9).

11.	INCOME TAXES

The income taxes shown on the statements of operations and deficit differ from the amounts calculated by applying the combined Canadian Federal and Provincial statutory rates due to the following:

	2008	2007	2006

Income tax recovery at statutory rates	$(54,430)	$(49,650)	(41,361)
Write-down on mineral properties	-	-	1,842
Amortization timing differences and other	253	(2,918)	(3,177)
Benefit of income tax losses which has not been recognized	54,177	52,568	42,696
	$-	$-	$-

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of future tax assets are as follows:

	2008	2007
Non-capital losses carried forward	$376,922	$368,086
Resource-related expenditures	128,358	141,813
Investment losses	4,260,053	4,706,600
	4,765,333	5,216,499
Less: Valuation allowance	(4,765,333)	(5,216,499)
Net future income tax assets	$-	$-

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

JUNE 30, 2008

11.	INCOME TAXES (CONTINUED)

As at June 30, 2008, the Company has operating losses of approximately $1,396,000, resource-related expenditures of approximately $475,400 and capital losses of approximately $15,778,000 available for carry-forward to reduce future years' taxable income. No future income tax benefit has been recognized in the accounts. The availability of the operating losses expires as follows:

2009	$416,400
2010	161,300
2014	187,200
2015	195,400
2026	112,200
2027	161,400
2028	162,100
$1,396,000

12.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("US GAAP")

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

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

JUNE 30, 2008

12.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("US GAAP") (CONTINUED)

b.	Other Accounting Standards (Continued)

The effect of the differences between Canadian GAAP and US GAAP on the balance sheets and statements of operations and deficit is summarized below:

JUNE 30,	2008	2007	2006
Share capital under Canadian GAAP	$42,233,339	$42,173,339	$42,173,339
Adjustment for APB No. 25	12,490	12,490	12,490
Share capital under US GAAP	$42,245,829	$42,185,829	$42,185,829
Deficit under Canadian GAAP	$(42,493,550)	$(42,323,457)	$(42,177,427)
Adjustment for APB No. 25	(12,490)	(12,490)	(12,490)
Deficit under US GAAP	$(42,506,040)	$(42,335,947)	$(42,189,917)
Loss for the period under Canadian GAAP	$(170,093)	$(146,030)	$(121,651)
Adjustment for APB No. 25	-	-	-
Comprehensive loss under US GAAP	$(170,093)	$(146,030)	$(121,651)
Basic and diluted loss per share under US GAAP	$.01	$.01	$.01

There is no effect on the statement of cash flow for the difference between Canadian GAAP and US GAAP.